2022 ANNUAL REPORT

sei

Unlocking our potential.



TO OUR SHAREHOLDERS:

2022 marked a new chapter in SEI's evolution.



Ryan P. Hicke
Chief Executive Officer

It has been an honor stepping into the role of CEO, following Executive Chairman and Founder Al West's leadership for more than a half-century. We've been hard at work assessing the data we've gathered around the market opportunities for our business, challenging our strategic focus, engaging with clients, and making the immediate changes we believe will drive our company's growth and deliver long-term value to our shareholders, employees, clients, and communities.

The macroeconomic environment fed much uncertainty into our markets in 2022 that will present challenges in the year ahead. We've always prided ourselves on managing our business for the long term with a proven business model that provides a strong foundation from which we navigate periods of uncertainty. With our client-facing talent, resilient operations, predictable service delivery, proven technology, strong cash flow, and engaged workforce, we will use our competitive strengths to our advantage—just as we've done in the past.

Our 2022 revenues and earnings reflected positive sales momentum and the successful delivery of our solutions to our markets. Our Investment Managers business was a driver of growth, and we experienced positive traction in our Investment Advisors business, including the RIA segment. We saw an aggressive increase in client engagement in our Private Banking business and refocused our sales efforts on segments where we can drive repeatable success. We also navigated challenges in the Institutional Investors market.

We believe the current business environment presents growth opportunities for us. With a strategic focus on transforming how we drive growth, investing in our talent, and reigniting our culture, we are focused on leveraging our unmatched position in the industry to capitalize on market trends and deliver the products and solutions our markets value.

OUR PURPOSE

With relationships across the financial services industry and beyond, we find purpose in leveraging our reach to meet our clients' emerging and converging needs. We're committed to building deep connections across our company, the industry, and our communities to effect positive change and make a difference. That's why we're on a mission to *build brave futures*[SM] through the power of connection.

Transforming how we drive growth

From economic factors and regulation to cybersecurity and emerging technology, our clients continue to face an array of complex demands in managing their businesses for growth today—and in the future. Like us, our clients need to constantly think about how they deploy their capital to optimize their growth strategies. These demands translate into opportunities to capitalize on change.

When we look across the market, we feel well-positioned with our expertise in technology, investment processing, and investment management. We are driving innovation in these areas to expand our addressable markets by increasing our capabilities in areas like alternative assets, SaaS-based delivery models, and technology solutions to improve the advisor and end-client experience. This approach enables us to more deliberately allocate capital to product development, maximize our organic growth, and consider how corporate development can play a role in our plan to accelerate growth.

In 2022, we took steps to connect our addressable market opportunities, evolve leadership, and drive enterprise-wide client engagement. With a focus on bringing together the breadth of our capabilities and depth of our asset management expertise globally, we better aligned the decision-making in and leadership of our asset management businesses. By more closely aligning our investment talent with our go-to-market strategy, we are positioned to challenge traditional thinking, increase our speed to market, and deliver the combined power of our investment solutions, technology, and data intelligence.

We made leadership changes in our Private Banking business designed to drive improvements in profitability in this segment and accelerate sales activity, including cross-sale opportunities. I believe we have solidified this business' foundation for growth with the aggressive increase in client engagement and expense management and renewed focus on sales and profitability in what we believe are attractive U.S. and U.K. segments. We see opportunities within these segments for solution expansion in data and artificial intelligence.

We also began building a Corporate Development team to focus on the development, execution, and most importantly, integration of potential strategic transactions to accelerate growth. And we are making thoughtful investments in marketing to be aggressive in using our industry position as power.

OUR COMMITMENT: CORPORATE RECOGNITION

Highly commended for **Best Diversity & Inclusion Initiative** at the PIMFA Diversity & Inclusion Awards

2022 Top 10-level Military Friendly® Employer for companies with $1 billion to $5 billion in revenue

Leading Disability Employer from the National Organization on Disability

Champion of Board Diversity by The Forum of Executive Women and PwC

Investing in our talent

SEI's greatest asset is our people. We believe our talented workforce is a key competitive advantage, and we remain committed to their professional development. As we continue to rethink the future of work and access a global pool of talent, we are investing in programs and initiatives focused on future skills, talent rotation, and more.

To challenge how we've typically viewed career development and advancement in the past, we're developing an internal mobility strategy to identify and maximize the potential of our global workforce and support our employees' growth and skills development. Career mobility—with the infusion of external talent—helps foster employee engagement, promotes equity, and increases retention. It also helps us develop a pool of talent by diversifying the skills, knowledge, and experience of our next generation of leaders.

We have always believed in the power of diversity, equity, and inclusion (DEI) to fuel our approach to creating solutions for new challenges, making better decisions, and supporting every employee with the resources and opportunities that help them realize their fullest potential.

Embracing DEI in talent and leadership development is a critical element of driving growth. Having diversity of thought, perspectives, and experiences helps us to identify and address our markets' and clients' needs.

Amid concerns about macroeconomic conditions, many companies are prioritizing profitability and operational efficiency. These priorities inevitably create the opportunity for strategic partners to provide outsourced solutions and knowledge. We are that strategic partner. And by investing in the development of our workforce, we help ensure that we are building the expertise and growing future leaders that add value and deliver for our clients.

We have always endeavored to make SEI an employer of choice. While talent identification, acquisition, retention, and development are critical components of our efforts, employee engagement and a culture of belonging are also crucial to our success.

Best Diversity and Inclusion Program—Global Reach at the 2022 Wealth For Good awards, presented by *WealthBriefing*

2022 Best Place to Work in Greater Philadelphia by the *Philadelphia Business Journal*

Global and Anchor award, presented by the Marine Corps Scholarship Foundation

Reigniting our culture

We're in a state of constant transformation, requiring us to continuously build and evolve a company culture in which everyone feels welcomed, respected, valued, heard, recognized, and empowered to bring their authentic self to do their best work every day. Nurturing this type of environment for all of our employees is a critical focus for SEI.

Our company values guide our behavior and serve as the bedrock of our culture. Our behavior must align with our values, so that we maximize our potential to drive growth. A hallmark of our culture is accessibility. Everybody is accessible, and no one individual is bigger than the company—no matter their role. This translates into opportunities for our leadership and employees to serve as advisors and coaches, who reinforce our values and think like entrepreneurs. Having the courage to take informed and thoughtful risks, acting with a sense of urgency, and encouraging productive debate enable us to deliver the solutions that meet our clients' needs.

Our operational integrity and successful client delivery reflect the strength and dedication of our workforce. Like many organizations, we seek opportunities to promote flexibility in a hybrid work environment. We've evolved certain benefits, like our parental leave policy, and created new ones to reinforce this commitment and offer employees more ways to integrate their personal and professional lives.

OUR VALUES

Courage.

We think and act as owners, embracing risk to drive growth for our clients and company.

Integrity.

We do what we say and act with transparency (because it's the right thing to do).

Collaboration.

We work with each other, our clients, partners, and communities to solve problems that matter.

Unlocking our potential

The financial services and technology industries are experiencing intense change as the world endures economic and geopolitical uncertainty, expanding regulatory requirements, and the application of emerging and new technologies. For more than a half-century, we have thrived at the intersection of these two industries.

While many pause in times of uncertainty, we will not. Our history and experience have taught us that these moments are catalysts and opportunities for SEI to support and guide our clients as they seek to embrace change and make confident decisions for the future. We have a proud and rich history of turning challenges into opportunities. We believe the historical wisdom gained from our unique industry position is an unparalleled competitive advantage as we help our clients more effectively deploy their capital for growth, leverage our financial strength, invest prudently, and return capital to our shareholders.

Change requires courage. We will be brave as we execute against our strategic plan that we believe will unlock our potential and position us for sustainable growth. We remain steadfast in our belief that we will help our clients succeed, and by doing so, drive our success in the year ahead and beyond.

Thank you to our employees who consistently deliver for our clients each day. Your dedication is the cornerstone of our success. I'm grateful to our shareholders for your support and belief in SEI. I appreciate our clients' trust and confidence. And thank you to Al West and SEI's Board of Directors for this opportunity to lead such an incredible company on this journey to *build brave futures*.



Ryan P. Hicke
Chief Executive Officer

Inclusion.

We nurture an environment of respect and belonging where people are empowered to be themselves.

Connection.

We build lasting relationships through which we learn, grow, and succeed.

We have **Fun.**

2022 segment highlights:

Investment Managers

Delivering industry-leading technology and operational services to investment managers, asset owners, and family offices

We delivered strong sales and growth across all product lines. We saw some of our largest alternative clients opportunistically launch new products, and our collective investment trust business continued to expand. Through cross-sales with existing SEI clients, we grew our ETF, private equity, and private debt businesses. We focused on enhancing our solutions globally to deliver our clients differentiated service that helps drive growth.

Private Banks

Helping private banks and wealth managers transform their businesses with our market-leading wealth management technology and operational services

We experienced success with new client wins and implementations for the SEI Wealth Platform℠. Increased client engagement and retention were evidenced by client re-contracts—some of which were in competitive situations—and the deepening of relationships. With a very strong and diversified client base, we are strategically focused on enabling our clients' growth as a key priority, which we believe will, in turn, expand and improve our solutions and services and also present enterprise growth opportunities across our global private banking and wealth management markets.

Investment Advisors

Enabling advisors' success with comprehensive solutions that integrate our industry-leading technology, investment services, and advice

We launched expanded capabilities across our offering, including a robust front-end client experience and diverse investment solutions for our clients—driving success with our strategy to deliver advisors a flexible business model. We began leveraging the synergies between our U.S.-based Advisor business and our Asset Management Distribution businesses globally, aligning our talent and go-to-market strategies to enhance our reach and execute our growth strategy. We also increased our focus on the RIA segment and continue to enhance our technology platform to meet their needs and deliver value.

Institutional Investors

Helping institutional investors make more confident decisions by providing advice, technology, and investment services

Despite the volatile marketplace last year, we experienced new client wins, including SEI's Enhanced CIO (ECIO) platform to support internal investment teams through alternative investment solutions and data and analytics services and technologies. With the recent alignment of SEI's asset management businesses, we began integrating and leveraging SEI Private Wealth Management to enhance and expand market opportunities.

Investments in New Businesses

Investing in strategic initiatives and new business opportunities

We built a Corporate Development team, which is focused on the development, execution, and integration of potential strategic transactions to accelerate growth. To accelerate solution development, we made investments in early stage startups and strategic partnerships through our corporate venture capital program. We also made strategic investments in the Sales teams and marketing initiatives for SEI Sphere℠, our managed security services offering.

PRINCIPAL OFFICERS:

Ryan P. Hicke
Chief Executive Officer

Sandra F. Ewing
Executive Vice President
Head of SEI's Family Office and Regulatory Services

Paul F. Klauder
Executive Vice President
Head of SEI's Institutional business

Philip N. McCabe
Executive Vice President
Head of SEI's Investment Managers business

Dennis J. McGonigle
Executive Vice President
Chief Financial Officer

Michael N. Peterson
Executive Vice President
General Counsel

Sanjay K. Sharma
Executive Vice President
Global Head of SEI's Private Banking and Wealth Management business

Wayne M. Withrow
Executive Vice President
Head of Global Asset Management

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_____to_____

Commission File Number: 0-10200



SEI INVESTMENTS COMPANY
(Exact name of Registrant as Specified in Its Charter)

Pennsylvania	**23-1707341**
State or Other Jurisdiction of Incorporation or Organization	**I.R.S. Employer Identification No.**

1 Freedom Valley Drive
Oaks, PA 19456
(Address of Principal Executive Offices and Zip Code)

610-676-1000
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $.01 per share	SEIC	The NASDAQ Stock Market LLC
		(The NASDAQ Global Select Market®)

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. **Yes** ☒ **No** ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. **Yes** ☐ **No** ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Yes** ☒ **No** ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). **Yes** ☒   **No** ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). **Yes** ☐ **No** ☒

The aggregate market value of the voting common stock held by non-affiliates of the registrant was approximately $5.4 billion based on the closing price reported by NASDAQ on June 30, 2022 (the last business day of the registrant's most recently completed second fiscal quarter). For purposes of making this calculation only, the registrant has defined affiliates as including all executive officers, directors and beneficial owners of more than 10% of the common stock of the registrant.

The number of shares outstanding of the registrant's common stock, as of the close of business on January 31, 2023:

Common Stock, $.01 par value	**134,264,038**

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following documents are incorporated by reference herein:

1. The definitive proxy statement relating to the registrant's 2023 Annual Meeting of Shareholders, to be filed within 120 days after the end of the fiscal year covered by this annual report, is incorporated by reference in Part III hereof.

SEI INVESTMENTS COMPANY
Fiscal Year Ended December 31, 2022

TABLE OF CONTENTS

PART I

<u>**Forward-looking Statements**</u>

This Annual Report on Form 10-K contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve certain known and unknown risks, uncertainties and other factors, many of which are beyond our control, and are not limited to those discussed in Item 1A, Risk Factors. All statements that do not relate to historical or current facts are forward-looking statements. These statements may include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "will," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to present or anticipated strategies, products and markets, future revenues, capital expenditures and uses, expansion plans, future financing and liquidity, personnel, and other statements regarding matters that are not historical facts or statements of current condition.

Any or all forward-looking statements contained within this Annual Report on Form 10-K may turn out to be wrong. They can be affected by inaccurate assumptions we might make, or by known or unknown risks and uncertainties. Many factors mentioned in the discussion below will be important in determining future results. Consequently, we cannot guarantee any forward-looking statements. Actual future results may vary materially. Further information about factors that could materially affect its results of operations and financial condition include, but are not limited to, the discussion contained in Item 1A, Risk Factors, in this Annual Report on Form 10-K.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You are advised, however, to consult any further disclosures we make on related subjects in our filings with the U.S. Securities and Exchange Commission (SEC).

Item 1. Business.

Corporate Overview

SEI delivers technology and investment solutions that connect the financial services industry. With capabilities across investment processing, operations, and asset management, SEI works with corporations, financial institutions and professionals, and ultra-high-net-worth families to solve problems, manage change and help protect assets–for growth today and in the future.

SEI's four core business segments provide outsourcing services to banks, investment advisors, investment managers and institutional investors. We serve a broad range of client types of all sizes and complexity, including 10 of the top 20 U.S. banks and 49 of the top 100 investment managers worldwide. Investments in New Businesses is a fifth segment, focused on research and development for new business initiatives.

SEI manages, advises, or administers approximately $1.2 trillion in assets. We are headquartered in Oaks, PA and support clients globally from service centers located in the United States, Canada, Ireland, South Africa and the United Kingdom, as well as in continental Europe and East Asia. We were founded in 1968 and became a public company in 1981.

Mission and Strategy

SEI's mission is to *build brave futures^{SM}* through the power of connection. The needs of wealth managers, investment managers, financial advisors, family offices, and investors continue to converge, particularly among larger firms and investors. They face increasing competitive and market pressures, ever-growing regulations, and the need to replace aging legacy technologies. They also seek to expand services, offer differentiated solutions, improve efficiencies, reduce risk, and better manage their businesses. With relationships across the financial services industry, we're uniquely positioned to meet our clients' emerging and converging needs, help them make confident decisions and transform their businesses, and capture growth opportunities that increase shareholder value. Key strategies include:

- **Transforming how we drive growth.** We are focused on capitalizing on market trends and connecting addressable market opportunities to deliver the outsourced solutions our markets value. We continuously seek to enhance existing capabilities, create broader solutions, and invest in new ideas for new solutions. We enable an unbundled approach to delivery through aggregated data sourced from multiple systems and modularizing specific applications into standalone components. We believe this approach, as well as assessing opportunities for mergers and acquisitions, allow us to create flexible, client-responsive solutions, address the complex needs of larger firms, and expand the size of our addressable markets.

- **Investing in talent.** The attraction, retention, and development of diverse talent is paramount to continuing to deliver tech-forward solutions to our markets globally. We continue to evaluate opportunities to competitively position SEI as an employer of choice, including compensation and training and development programs. We look to leverage the talent, technology, and capabilities across the company for the benefit of our clients and to expand opportunities for our employees.

- **Igniting our culture.** We strive to cultivate an environment where our behavior aligns with our corporate values of courage, integrity, collaboration, inclusion, connection, and fun. Our focus on redefining the future of work at SEI includes promoting flexibility and work/life integration for our employees. Acting with a sense of urgency, as well as encouraging and rewarding positive risk-taking and productive debate, we are able to deliver world-class service and solutions for our clients.

Business Model

Our growth strategies are anchored in our proven business model. We pursue growth by focusing on four critical elements: turning challenges into opportunities, driving mutual growth, meaningfully engaging clients and employees, and leveraging our financial strength.

- *Turn challenges into opportunities*. For more than 50 years, we have delivered solutions that anticipate and address complex business challenges. We foster an open, collaborative culture and strive to nurture a talented and engaged workforce. We balance our investments over the short, medium and long term to serve existing clients, enhance existing solutions, develop new capabilities, expand markets, and keep an eye toward the future to deliver new sources of growth.

- *Drive mutual growth.* We focus on the long term and achieving sustainable growth by delivering enterprise-wide platforms to the markets we serve. We are growing the business through new-name sales, cross-sales, and new platform delivery, as well as entering adjacent markets by delivering existing and new platforms. To enhance our capabilities, scale our competitive presence, or enable strategic growth, we pursue selective acquisitions.

- *Engage clients and employees.* We drive a client-first culture and strive to forge intimate, enduring client relationships, be a thought leader in the markets we serve, and craft "win-win" pricing models. We believe SEI's long-lasting client relationships—some of which span decades—are fundamental to enhancing SEI's financial strength. We also maintain a focus on employee safety and corporate social responsibility.

- *Leverage financial strength.* We focus on achieving long-term, sustainable revenue and earnings growth. We maintain a strong balance sheet and are committed to research and development. We favor scalable businesses that generate recurring revenues and predictable cash flows. SEI's revenue is highly recurring; we generate strong cash flow, and we have a long history of profitability. We return capital to shareholders through stock repurchases and paid dividends.

Other Competitive Advantages

Our experience in delivering technology and investment solutions, market leadership position, industry expertise, and proven business model serve as competitive advantages. Other key advantages include:

- **We are uniquely positioned in the wealth and investment management industry.** We provide critical capabilities across technology, operations, and asset management, delivered standalone or combined into comprehensive solutions. These capabilities and our multi-industry expertise uniquely position us to address the emerging and increasingly converging needs of wealth managers, asset owners, and investors.

- **We leverage our assets across the company.** We invest in business opportunities derived from our core competencies. We seek to make our assets, particularly technology, available as components for all of our markets. We are both a provider and a user of many of our services. This dual role helps to drive service quality and product innovation. As an example, we provide fund accounting capabilities for the investment products we manage, as well as for those we administer for clients. We also leverage our principal business platforms and assets across multiple market segments, further enhancing the potential for operating leverage.

- **Our dynamic workforce is key to our success and is the foundation of our culture.** Each of our employees brings a distinct set of skills, strengths, experiences, and backgrounds, which contribute to our individual and collective growth. We also believe our business should be conducted in a manner that achieves sustainable growth and demonstrates a commitment to corporate social responsibility (CSR). We expect all employees to exemplify our values and act responsibly, ethically, and with integrity in our dealings with each other, our clients, and the community.

- **Business continuity planning and disaster recovery exercises continue to reinforce our preparedness**. Our products and services are enabled by SEI's information technology infrastructure and supported by onsite employees. We also maintain and regularly exercise enterprise-wide business continuity tests. During the pandemic-driven shutdown of onsite operations, we were able to maintain operational integrity for clients and seamlessly transition to a remote work environment for our global workforce. This flexibility enables us to adapt sales and client-onboarding processes for virtual engagement, delivery, and operations.

- **We are committed to bringing new solutions to our markets.** We are committed to bringing new solutions to our markets. We develop and nurture new business initiatives that we believe present opportunities for longer-term growth. For example, SEI Sphere, which provides managed security services, helps clients optimize, secure, and support their complex and evolving technology operations needs. Our Private Wealth Management business leverages SEI's technology and investment capabilities and expertise for the ultra-high-net worth market, and SEI Ventures, our corporate venture capital program, seeks to accelerate the launch of new platforms or drive new product development opportunities.

Core Capabilities

Sitting at the intersection of technology and investments, we combine one or more of three core capabilities, including technology services, investment operations, and asset management, into outsourced solutions tailored to the needs of each market we serve.

- **Technology and operations**

   We provide technology and operations services to banks, wealth managers, trust companies, investment managers, asset owners, independent wealth advisers, investment advisors, financial planners, family offices, and other financial services firms. Our platforms include advanced technologies for asset management and wealth advisory and administration, as well as processing, infrastructure, and cybersecurity services.

   Our platforms also include technology and operationally-enabled investment service capabilities for a broad range of traditional and alternative investments, delivered as unbundled product components for front, middle and back offices. Capabilities include advanced technologies for data management and analytics, fund and investment accounting, administration, global regulatory and compliance services, investor servicing, and client reporting.

   We also offer investment operations capabilities for family offices in the United States, including technology and outsourced services that support the accounting, investment management, and reporting functions for family offices, private banks, private wealth advisors, and alternative asset managers.

- **Asset management**

   We provide comprehensive solutions for managing personal and institutional wealth. These solutions include investment strategies, customized asset management programs, and SEI-sponsored investment management products, as well as other consultative, operational, and technology components. We offer these solutions to wealth managers, investment advisors, and other financial intermediaries as part of a comprehensive asset management program for their investors, as well as directly to institutional investors and ultra-high-net worth investors.

   Investment management programs include strategies customized to support an investor's organizational or personal objectives, risk tolerances and other considerations, such as tax or environmental, social, and governance (ESG) preferences. A typical long-term personal investor may have a series of goals, each with a specific investment strategy, appropriately diversified both globally and by asset class. Investment strategies are typically implemented with SEI-sponsored investment products, including mutual funds, collective investment products, alternative investment portfolios and separately-managed accounts. Through our wholly-owned subsidiaries, we serve as sponsor, administrator, transfer agent, investment advisor, distributor, and shareholder servicer for many of these products.

Principal Business Platforms and Revenue Recognition

Our principal business platforms are the foundational components for modularization and unbundling:

- **Investment processing platforms** provide technologies, business process outsourcing, and infrastructure services for wealth managers. We primarily deliver these services through our proprietary technology platforms, including the SEI Wealth Platform^{SM} and TRUST 3000$^®$. Through our wholly-owned subsidiaries, we use these technologies to deliver operations and administrative outsourcing services, including custodial and back-office accounting services.

   Revenues for investment processing services include application software services, business-process-outsourcing services, professional services, and transaction-based services. These revenues are recognized in Information processing and software servicing fees on the accompanying Consolidated Statements of Operations. Application and business process outsourcing revenues are earned from monthly fees for contracted Software as a Service (SaaS) and Platform as a Service (PaaS) services. Revenues are based upon the type and number of investor accounts serviced or as a percentage of the market value of the clients' assets processed. Professional services revenues are earned from contracted, project-oriented services, including client implementations. Transaction-based revenues are earned primarily from commissions earned on securities trades executed on behalf of clients through one of our investment processing platforms.

- **Investment operations platforms** provide technologies, business process outsourcing, and infrastructure services for investment managers and asset owners.

  Revenues for these investment operations services are earned primarily as a percentage of net assets under administration and are recognized in Asset management, administration, and distribution fees on the accompanying Consolidated Statements of Operations. Revenues for the processing of institutional separate accounts and separately managed accounts are generally based on the number of investor accounts serviced. Assets associated with this separate account processing are not included in reported assets under administration.

- **Investment management platforms** provide comprehensive solutions for managing personal and institutional wealth. These platforms include goals-based investment strategies; SEI-sponsored investment products, including mutual funds, collective investment products, alternative investment portfolios, and separately managed accounts; and other market-specific advice, technology, and operational components.

  As of December 31, 2022, we managed $315.6 billion in assets including:
    - $163.7 billion invested in fixed-income and equity funds and separately managed account programs;
    - $141.3 billion invested in collective trust fund programs; and
    - $10.6 billion invested in liquidity or money market funds.

  An additional $83.8 billion in assets is managed by our unconsolidated affiliate LSV Asset Management (LSV), a registered investment advisor (RIA) that specializes in value equity management for its clients.

  Investment management revenues are earned primarily as a percentage of net assets under management. These revenues are recognized in Asset management, administration, and distribution fees on the accompanying Consolidated Statements of Operations. Our interest in the earnings of LSV is recognized in Equity in earnings of unconsolidated affiliates on the accompanying Consolidated Statements of Operations.

Human Capital

Our talented workforce is the key to our ability to serve our clients globally. At January 31, 2023, we had 4,805 full-time and 32 part-time employees.

Employee unions do not represent any of our employees.

Diversity, Equity, and Inclusion

SEI is committed to creating and maintaining an inclusive workforce and culture. We believe it is imperative to have diversity of thought and talent in order to address our markets' and clients' needs. We value the contributions that come from a talented workforce informed by their diverse backgrounds, experiences and ideas. In keeping with that belief, we are proud to be an equal opportunity employer.

The core principles of SEI diversity, equity, and inclusion work stem from the company's inherent desire to welcome, respect, value and care for all individuals in our SEI community on a human level, in their collective and unique identities. In 2022, we launched a multiyear initiative to continue our efforts for diversity, equity, and inclusion (DEI). CEO Ryan Hicke joined more than 2,200 CEOs and presidents in signing the CEO Action for Diversity & Inclusion™, pledging to "ACT ON" supporting a more inclusive workplace for employees, communities, and society at large.

Training and Development

We provide multiple tools to our employees to support their growth and professional development. Our continued commitment to employee education includes the introduction of new programs and learning content that suit their needs and development, along with the knowledge to fulfill their roles at SEI. We have also invested in a comprehensive learning platform to remove the physical barriers of in-person training and provide employees with access to thousands of topical courses, enhancing how employees receive and interact with educational content.

Creating a formalized internal mobility program for SEI is a critical component of our talent strategy. We're committed to making as much of an investment in recruiting from our current staff as we do recruiting outside our walls. By moving around our company, employees gain experience, skills, perspective, and knowledge about SEI to help drive their professional growth.

We have also continued our Design Thinking program, which aims to foster employee creativity and innovation. The program provides an in-depth immersion into the core methodology of design thinking, as well as the opportunity to immediately apply the mindset and tools and take this learning to everyday practices. The Gallup© CliftonStrengths assessment program also continues to help employees understand and build upon their unique strengths and develop as leaders.

Leadership Development

Our "5-15 Leadership Program" brings together–in cohorts of approximately 15 employees–emerging and experienced leaders from across SEI, to learn, grow, and be challenged to think differently about the future of our business. Throughout each three-month program, they are given the opportunity to learn from each other, grow together, connect across organizational functions, gain exposure to executive management, and develop a leadership mindset–all while working on key SEI business topics.

Our "Get, Grow, Keep" global initiative focuses on developing clear paths for women to advance within our company, helping us improve the ways we attract, develop, and retain female employees.

For our emerging leaders coming from universities across the globe, our Associates and Internship programs equip recent and soon-to-be graduates with the tools, exposure, and development opportunities necessary to launch their SEI careers and provide ongoing support for long-term success at SEI.

Employee Affinity Groups

We believe it is important to make a meaningful, positive impact on the communities we work in and serve. We strive to be stewards of advocacy, which may be best represented in our diversity initiatives and the grassroots efforts that define our employee-led volunteer groups. Each group follows a specified mission to accomplish their objectives. Our affinity groups are self-created, self-run, and self-sustained with a global reach.

- **SEI Black Professionals Network:** Fosters positive change and supports the advancement of Black professionals
- **SEI Cares:** Sponsors and identifies volunteer opportunities and awareness events and oversees an employee-led 501(c)(3) organization
- **SEI Diversity and Inclusion:** Supports our efforts to attract, develop, and retain employees from diverse backgrounds and provides educational events for all of SEI companywide
- **SEI Green Team:** Provides environmental education focused on creating a sustainable future
- **SEI Pride:** Supports SEI's LGBTQ+ community
- **SEI Salutes:** Supports veterans and their families in the transition from military service to civilian life
- **SEI Women's Network:** Seeks to inspire and support the professional growth of women both at SEI and beyond
- **Somos SEI:** Honors Hispanic and Latin Americans
- **Wellness Team:** Promotes employees' physical, financial, and social well-being

Workplace Health and Safety

The health and safety of our global workforce remains a top priority. For example, in response to the COVID-19 pandemic, our leadership teams across the company globally created a multi-phased return-to-office plan. We continue to follow the guidance of the local and national governments in the geographies in which we operate and make adjustments based on new and changing information. To protect the health and well-being of our employees, suppliers, and customers, we have made modifications to policies and various in-office protocols.

In addition, see the discussion of pandemics in Item 1A, Risk Factors for a description of the risks associated with pandemics generally and COVID-19 specifically.

Sustainability

We know that our clients' goals may often consider how ESG considerations could impact their business risk and results, and position them for future growth. We continue to formalize and build upon our efforts.

Sustainable Investing

Manager research is the foundation of our approach to investment management by providing our clients with access to skilled managers and diversified investment products through a multi-manager solution. Manager research underpins our sustainable investing capabilities, and our approach to ESG research provides an in-depth analysis of each of our managers based on three broad factors: profile, resources, and practices.

We continue to focus on deeper integration of sustainability into our core investment processes and the development of sustainable investing solutions for our clients. We also continue to introduce tools for our clients to use in building portfolios for their clients that meet their desired social impact.

In addition to integrating sustainability into our investment research and processes, we aim to bring dedicated sustainable investment solutions to our clients through mutual funds and customized solutions. We have a 20-year track record of providing custom screening solutions to clients through separate accounts, enabling them to align their portfolios with their values by excluding investments in certain sectors or that have certain business practices.

Environmental Sustainability

Our commitment to CSR includes managing our operations efficiently and working to reduce our environmental footprint. We aim to manage our greenhouse gas emissions, effectively manage our waste, and work to benefit the local watershed near our corporate headquarters.

We joined Climate Action 100+, an investor-led initiative, to engage companies whose businesses and operations have an opportunity to mitigate climate change and support the transition to a low-carbon economy. This effort supports our global investment stewardship strategy, building upon a decade of collaborative shareholder engagement in our Irish Funds complex.

Business Segments Overview

Business segments are generally organized around our target markets. Financial information about each business segment is contained in Note 12 to the Consolidated Financial Statements. Our business segments are:

Private Banks – Provides outsourced investment processing and investment management platforms to banks and trust institutions, independent wealth advisers, and financial advisors worldwide;

Investment Advisors – Provides investment management and investment processing platforms to affluent investors through a network of independent registered investment advisors, financial planners, and other investment professionals in the United States;

Institutional Investors – Provides Outsourced Chief Investment Officer and Enhanced Chief Investment Officer solutions, including investment management and administrative outsourcing platforms to retirement plan sponsors, healthcare systems, higher education and other not-for-profit organizations worldwide;

Investment Managers – Provides investment operations outsourcing platforms to fund companies, banking institutions, traditional and non-traditional investment managers worldwide, and family offices in the United States; and

Investments in New Businesses – Focuses on providing investment management solutions to ultra-high-net-worth families residing in the United States; developing network and data protection services; modularizing larger technology platforms into stand-alone components; entering new markets; and conducting other research and development activities.

The percentage of consolidated revenues generated by our business segments for the last three years was:

	2022	**2021**	**2020**
Private Banks	29 %	26 %	27 %
Investment Advisors	23 %	25 %	24 %
Institutional Investors	16 %	18 %	19 %
Investment Managers	31 %	30 %	29 %
Investments in New Businesses	1 %	1 %	1 %
	100 %	100 %	100 %

Private Banks

We provide investment processing outsourcing solutions to institutional and private-client wealth managers across a global wealth management marketplace, including banks, trust companies, independent wealth advisers, investment advisors, financial planners, and other financial service firms. Clients include 10 of the top 20 U.S. banks, as well as several financial institutions whose relationships span decades with SEI.

Our solutions are designed to provide the advanced operating infrastructure, technologies, and operational and administrative capabilities that are vital to the success of wealth management organizations, helping them achieve their business objectives, manage change and complex operations, replace legacy platforms, comply with regulations, and deploy capital more effectively.

Our investment processing services are enabled by the SEI Wealth Platform^{SM} (SWP) and its predecessor, TRUST 3000. SWP offers a modern, fully-integrated, single infrastructure solution that integrates technology, operational outsourcing, and asset management. Capabilities span the front, middle, and back office and are designed to support a diverse mix of investors, accounts, and asset types, including portfolio management, client administration, accounting, and investment processing. In line with our One SEI approach, SWP's open architecture also allows for technology integrations with other SEI capabilities to address clients' unique needs.

Investment processing platforms are offered in Software-as-a-Service (SaaS) or Platform-as-a-Service (PaaS) delivery modes. SaaS includes investment processing software and information processing services. PaaS includes software and information processing services, as well as business processing outsourcing services, including back-office operations, accounting, and custodial services.

Contracts for TRUST 3000 and SWP services generally range from five to seven years. As of December 31, 2022, we had significant relationships with 108 clients, including TRUST 3000 relationships with 49 bank and trust institutions in the United States, and SWP relationships with 59 signed banks, independent wealth advisers and other wealth managers located in the United Kingdom and the United States.

Our competitors include in-house information technology organizations, as well as Fidelity National Information Services, Inc. (FIS), Fi-Tek, and SS&C Innovest in the United States, and FNZ UK Ltd. and Avaloq in the United Kingdom.

This segment also provides investment management programs to wealth managers and financial services intermediaries in North America, Europe, and Asia. These programs leverage more than four decades of experience with manager research and advice, asset allocation, and portfolio construction. We believe that we can provide flexible and better solutions at a lower cost of ownership and quicker speed to market through outsourcing. We deliver active, factor-based, and passively managed solutions to give firms the ability to focus on their clients while implementing and maintaining consistent, efficient processes that help them grow their businesses and manage risk.

As of December 31, 2022, we have asset management distribution relationships in this segment with banks, wealth managers, and other financial services firms, including 87 clients who had at least $5.0 million each in customer assets invested in our programs. We primarily serve clients and their investors in the United States, Canada, the United Kingdom, continental Europe, Hong Kong, and Singapore. We compete with various other providers depending on the prospective client's domicile and business requirements. Competitors may include in-house investment teams and global asset management firms, such as Russell Investment Group and BlackRock.

Investment Advisors

We provide wealth management technology and investment solutions for independent financial advisors throughout the United States across the RIA and independent broker/dealer market segments, including independent investment advisors, financial planners, life insurance agents and other wealth managers. Through our integrated or unbundled solutions, we help advisors reduce risk, improve quality and gain operational efficiencies that enable them to devote more of their resources to growing their businesses and achieving better financial outcomes for their clients.

Advisors are responsible for the investor relationship, including financial plan creation, investment strategy implementation, and customer education and servicing. We provide advisors with a flexible operating platform offering a complete end-to-end business, technology and operational solution with capabilities across the front, middle, and back office, including:

- **Technology and Administrative Services.** Enabled by the SEI Wealth Platform, these services include front-office investment management and investor collaboration capabilities, middle-office administrative outsourcing, and back-office processing and custody services.

- **Customized Investment Management Programs**. We provide advisors with an array of investment programs to customize portfolios for their personal or institutional investors. Our wealth and investment programs are designed to be attractive to affluent or high-net-worth individual investors and small to medium-sized institutional retirement plans.

  These programs include goals-based strategies, SEI-sponsored mutual fund models, separately-managed account programs, and curated third-party investment products, including exchange-traded funds. Additionally, we offer specialized investment strategies focused on an investor's needs across their life and wealth cycle, such as strategies designed to optimize tax-efficiency or income distribution. Advisors may also use models and funds of their own selection.

- **Practice Management Expertise.** We help advisors manage and grow their businesses by offering consultative practice management services, including access to our business transition services, case management expertise, thought leadership, and marketing and growth programs.

We had business relationships with approximately 7,400 financial advisors at December 31, 2022. This business is primarily based on approximately 2,300 investment advisors who each have a minimum of $5.0 million in customer assets invested in our programs.

Revenues are primarily earned as a percentage of average daily assets under management. Revenues for non-managed assets are earned as a percentage of average daily assets processed.

We compete with other custodians and providers of advisor technology products, money managers (both active and passive), turnkey asset management platform providers, and broker-dealers with affiliated advisor networks. Principal competitors include diversified firms that focus on custody operations such as Charles Schwab & Co., Inc., Pershing LLC and Fidelity Investments, as well investment advisory platform providers, such as AssetMark Financial Holdings and Envestnet.

Institutional Investors

We provide institutional investors with a variety of solutions aligned with their investment implementation preferences. As one of the first and largest providers of outsourced investment management services, we deliver solutions that leverage the breadth of our investment management, advisory, administration, technology, and operational capabilities to help institutional investors make more confident decisions and achieve greater control, reduced risk, and improved efficiencies.

We primarily serve retirement plan sponsors, healthcare systems, higher education, not-for-profit organizations, and other institutional asset owners in the United States, Canada, the United Kingdom, continental Europe, the Middle East, South Africa, and East Asia.

SEI's Outsourced Chief Investment Officer (OCIO) platform supports institutional investors who delegate investment management decisions through a flexible implementation model. Investors outsource some or all investment management functions based on their preferred governance structure, business needs, and financial objectives. Our Enhanced Chief Investment Officer (ECIO) platform supports internal investment teams through SEI Novus^{SM}, a global portfolio intelligence tool, and SEI's comprehensive investment processing, shadow accounting, and data and workflow management.

We acquired Atlas Master Trust from Capita in 2021 to expand our competitive presence in the United Kingdom's growing market for institutional investor services.

We compete with various other providers depending on the prospective client's national jurisdiction, business type, size, complexity and unique requirements. Competitors for OCIO services at larger institutional investors may include global advisory firms offering fiduciary management services such as Aon Hewitt and Willis Towers Watson, as well as with asset management firms like Mercer and Russell Investments. We also compete with numerous investment-management firms, including regional or boutique firms with an industry specialization. Competitors for ECIO services include data analytics software firms and investment data management providers.

Fees are primarily earned as a percentage of average assets under management calculated using the average of the four-month ending balances preceding the billing date. At December 31, 2022, we had relationships with 567 institutional clients, which includes clients of SEI Novus.

Investment Managers

We provide investment operations outsourcing solutions across a global investment management marketplace, including alternative and traditional investment managers, fund companies, sovereign wealth funds and family offices. Our solutions provide the advanced operating infrastructure, technologies, and operational skills that are critical to their success in a highly competitive industry, enabling them to navigate constantly changing markets and increasingly complex business challenges. Clients include asset owners and a diverse, sophisticated group of alternative, traditional, and hybrid asset managers including 49 of the top 100 managers worldwide.

We believe clients select our full-service solutions for the flexibility, quality, and ability to support their diverse and often bespoke business needs across multiple product types and structures, investment strategies, and asset classes. Our outsourcing solutions accommodate investment managers of all sizes and complexity, from the unique needs of emerging and start-up managers up to the complex needs of global, multi-asset hybrid managers.

Our capabilities include data and information management and analytics; investment operations; regulatory and compliance support; fund administration and fund accounting; investor reporting; distribution support; and middle office services. We also offer trustee, investment management, and administration services for collective investment trusts (CITs). We enable managers to view their business in a comprehensive and integrated way, providing more insight and control over their business results and risks. We also offer regulatory services that help managers to adhere to an increasingly demanding and global regulatory environment.

Clients can manage assets in almost any pooled vehicle, including hedge funds, private equity funds, private debt and real estate funds, open-ended and closed-ended mutual funds, separate accounts, ETFs, CITs, auction funds, UCITS, other offshore vehicles. We also support fund structures using standalone private or public fund vehicles or our SEC-registered U.S. mutual fund and ETF series trust platform, The Advisors' Inner Circle Fund®.

We also offer a comprehensive suite of technology- and operationally-enabled services for ultra-high-net-worth families, their trusted advisors, and the institutions that service the family office market. Enabled by SEI's Archway Platform^{SM}, we handle complex partnership, portfolio, and corporate accounting alongside bill payment, investment management and multi-asset class data aggregation for alternative and traditional investment portfolios. Our family office services are designed to help family offices and advisors to wealthy families serve their ultra-high-net-worth clients more efficiently.

We believe that the competitive environment in which we operate will focus more on capabilities other than portfolio investment expertise. With that in mind, we offer managers solutions to help them gain scale and efficiency; run their businesses more intelligently through data analytics and intuitive online dashboards; and be more responsive to regulatory, investor, and intermediary needs. We will continue to add new asset managers, asset owners, family offices, and private wealth advisors as clientele, and grow our existing client relationships and expand into new markets.

Contracts for fund administration outsourcing services generally have terms ranging from three to five years, and fees are earned primarily as a percentage of assets under management and administration. In addition, a portion of the revenues for this segment is earned as account servicing fees. As of December 31, 2022, we had relationships with 550 investment management companies, alternative investment managers, family offices and private wealth advisors.

Our competitors vary according to the asset class or solutions provided and the domiciles in which they operate. They include State Street, BNY Mellon, Northern Trust, SS&C Technologies and Citco.

Investments in New Businesses

The Investments in New Businesses segment represents other business ventures or research and development activities intended to expand our solutions to new or existing markets, including ultra-high-net-worth families who reside in the United States.

This segment also includes costs associated with other business and research initiatives, including managed security services through SEI Sphere, the modularization of larger technology platforms, and a family wealth management solution offering flexible family-office type services through a highly personalized solution utilizing a goals-based planning process.

Research and Development

We continue to devote significant resources to research and development, including expenditures for new technology platforms, enhancements to existing technology platforms and new investment products and services. Our research and development expenditures for the last three years were:

(all dollar amounts in thousands)	2022	2021	2020
Research and development expenditures	$ 144,459	$ 168,519	$ 175,456
Capitalization of costs incurred in developing computer software	$ 35,293	$ 26,037	$ 24,119
Research and development expenditures as a percentage of revenues	7.3 %	8.8 %	10.4 %

The majority of our research and development spending is related to adding capabilities to the SEI Wealth Platform (SWP). SWP is the technology infrastructure for the business solutions now being marketed and delivered to clients in the United States and the United Kingdom served by the Private Banks segment. SWP also is the technology infrastructure for the business solutions now being marketed and delivered to clients in the United States served by the Investment Advisors segment. We believe the advanced capabilities of SWP will enable us to significantly extend and enhance the services we offer to clients and expand SEI's addressable markets.

The decline in research and development expenditures in 2022 was primarily due to decreased spending related to the One SEI strategy to modularize and leverage technologies across the company. Research and development expenditures as a percentage of revenues in 2022 was impacted by one-time early termination fees of $88.0 million recorded during the first quarter 2022 from a significant investment processing client of the Private Banks segment. Excluding this one-time fee, research and development expenditures as a percentage of revenues in 2022 would have been 7.6%.

Research and development expenditures are included in Compensation, benefits and other personnel and Consulting, outsourcing and professional fees on the accompanying Consolidated Statements of Operations.

Marketing and Sales

Our business platforms are directly marketed to potential clients in our target markets. At January 31, 2023, we employed approximately 100 sales representatives who operate from offices located throughout the United States, Canada, the United Kingdom, continental Europe, South Africa, Asia, and other locations.

Customers

In 2022, no single customer accounted for more than 10% of revenues in any business segment.

Regulatory Considerations

We conduct our operations through several regulated wholly-owned subsidiaries. These subsidiaries include:

- SEI Investments Distribution Co., or SIDCO, a broker-dealer registered with the SEC under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc., or FINRA;
- SEI Investments Management Corporation, or SIMC, an investment advisor registered with the SEC under the Investment Advisers Act of 1940 and with the Commodity Futures Trading Commission, or CFTC, under the Commodity Exchange Act;
- SEI Private Trust Company, or SPTC, a limited purpose federal thrift chartered and regulated by the Office of the Comptroller of the Currency;
- SEI Trust Company, or STC, a Pennsylvania trust company, regulated by the Pennsylvania Department of Banking and Securities;
- SEI Institutional Transfer Agent, Inc., or SITA, a transfer agent registered with the SEC under the Securities Exchange Act of 1934.
- SEI Investments (Europe) Limited, or SIEL, an investment manager and financial institution subject to regulation by the Financial Conduct Authority of the United Kingdom;
- SEI Investments Canada Company, or SEI Canada, an investment fund manager that has various other capacities that is regulated by the Ontario Securities Commission and various provincial authorities;
- SEI Investments Global, Limited, or SIGL, a management company for Undertakings for Collective Investment in Transferable Securities, or UCITS, and for Alternative Investment Funds, or AIFs, that is regulated primarily by the Central Bank of Ireland, or CBI;
- SEI Investments - Global Fund Services, Ltd., or GFSL, an authorized provider of administration services for Irish and non-Irish collective investment schemes that is regulated by the CBI;
- SEI Investments - Depositary and Custodial Services (Ireland) Limited, or D&C, an authorized provider of depositary and custodial services that is regulated by the CBI;
- SEI Investments - Luxembourg S.A., or SEI Lux, a professional of the specialized financial sector subject to regulation by the Commission de Surveillance du Secteur Financier of the Grand Duchy of Luxembourg;
- SEI Investments Global (Cayman), Ltd., a full mutual fund administrator that is regulated by the Cayman Island Monetary Authority; and
- SEI Investments (South Africa) (PTY) Limited, a Private Company that is a licensed Financial Service Provider regulated by the Financial Sector Conduct Authority.

In addition to the regulatory authorities listed above, our subsidiaries are subject to the jurisdiction of regulatory authorities in other foreign countries. In addition to our wholly-owned subsidiaries, we also own a minority interest of approximately 38.6% in LSV, which is also an investment advisor registered with the SEC.

The Company, its regulated subsidiaries, their regulated services and solutions and their customers are all subject to extensive legislation, regulation, and supervision that recently has been subject to, and continues to experience, significant change and increased regulatory activity. These changes and regulatory activities could have a material adverse effect on us and our clients.

The various governmental agencies and self-regulatory authorities that regulate or supervise the Company and its subsidiaries have broad administrative powers. In the event of a failure to comply with laws, regulations, and requirements of these agencies and authorities, the possible business process changes required or sanctions that may be imposed include the suspension of individual employees, limitations on our ability to engage in business for specified periods of time, the revocation of applicable registration as a broker-dealer, investment advisor or other regulated entity, and, as the case may be, censures and fines. Additionally, certain securities and banking laws applicable to us and our subsidiaries provide for certain private rights of action that could give rise to civil litigation. Any litigation could have significant financial and non-financial consequences including monetary judgments and the requirement to take action or limit activities that could ultimately affect our business.

Governmental scrutiny from regulators, legislative bodies, and law enforcement agencies with respect to matters relating to our regulated subsidiaries and their activities, services and solutions, our business practices, our past actions and other matters has increased dramatically in the past several years. Responding to these examinations, investigations, actions, and lawsuits, regardless of the ultimate outcome of the proceeding, is time consuming and expensive and can divert the time and effort of our senior management from our business. Penalties, fines and changes to business processes sought by regulatory authorities have increased substantially over the last several years, and certain regulators have been more likely in recent years to commence enforcement actions or to advance or support legislation targeted at the financial services industry. We continue to be subject to inquiries from examinations and investigations by supervisory and enforcement divisions of regulatory authorities and expect this to continue in the future. We believe this is also the case with many of our regulated clients. Governmental scrutiny and legal and enforcement proceedings can also have a negative impact on our reputation, our relationship with clients and prospective clients, and on the morale and performance of our employees, which could adversely affect our businesses and results of operations.

We are subject to U.S. and foreign anti-money laundering and financial transparency laws that require implementation of regulations applicable to financial services companies, including standards for verifying client identification and monitoring client transactions and detecting and reporting suspicious activities. We offer investment and banking solutions that also are subject to regulation by the federal and state securities and banking authorities, as well as foreign regulatory authorities, where applicable. Existing or future regulations that affect these solutions could lead to a reduction in sales of these solutions or require modifications of these solutions.

We must comply with economic sanctions and embargo programs administered by the Office of Foreign Assets Control (OFAC) and similar national and multinational bodies and governmental agencies outside the United States, as well as anti-corruption and anti-money laundering laws and regulations throughout the world. We can incur higher costs and face greater compliance risks in structuring and operating our businesses to comply with these requirements. Furthermore, a violation of a sanction or embargo program or anti-corruption or anti-money laundering laws and regulations could subject us and our subsidiaries, and individual employees, to regulatory enforcement actions as well as significant civil and criminal penalties.

Our businesses are also subject to privacy and data protection information security legal requirements concerning the use and protection of certain personal information. These include those adopted pursuant to the Gramm-Leach-Bliley Act and the Fair and Accurate Credit Transactions Act of 2003 in the United States, the General Data Protection Regulation (GDPR) in the EU, Canada's Personal Information Protection and Electronic Documents Act, the Cayman Islands' Data Protection Law, and various other laws. Privacy and data security legislation is a priority issue in many states and localities in the United States, as well as foreign jurisdictions outside of the EU. For example, California enacted the California Consumer Privacy Act (CCPA) which broadly regulates the sale of the consumer information of California residents and grants California residents certain rights to, among other things, access and delete data about them in certain circumstances. Other states are considering similar proposals. Such attempts by the states to regulate have the potential to create a patchwork of differing and/or conflicting state regulations. Ensuring compliance under ever-evolving privacy legislation, such as GDPR and CCPA, is an ongoing commitment, which involves substantial costs.

Compliance with existing and future regulations and responding to and complying with recent increased regulatory activity affecting broker-dealers, investment advisors, investment companies, financial institutions, and their service providers could have a significant impact on us. We periodically undergo regulatory examinations and respond to regulatory inquiries and document requests. In addition, recent and continuing legislative activity in the United States and in other jurisdictions (including the European Union and the United Kingdom) have made and continue to make extensive changes to the laws regulating financial services firms. As a result of these examinations, inquiries, and requests, as a result of increased civil litigation activity, and as a result of these new laws and regulations, we engage legal counsel and other subject matter experts, review our compliance procedures, solution and service offerings, and business operations, and make changes as we deem necessary or as may be required by the applicable authority. These additional activities and required changes may result in increased expense or may reduce revenues.

Our bank clients are subject to supervision by federal, state, and foreign banking and financial services authorities concerning the manner in which such clients purchase and receive our products and services. Our plan sponsor clients and our subsidiaries providing services to those clients are subject to supervision by the Department of Labor and compliance with employee benefit regulations. Investment advisor and broker-dealer clients are regulated by the SEC, state securities authorities, or FINRA. Existing or future regulations applicable to our clients may affect our clients' purchase of our products and services.

In addition, see the discussion of governmental regulations in Item 1A, Risk Factors for a description of the risks that the current regulatory regimes and proposed regulatory changes may present for our business.

Item 1A. Risk Factors.

We believe that the risks and uncertainties described below are those that impose the greatest threat to the sustainability of our business. However, there are other risks and uncertainties that exist that may be unknown to us or, in the present opinion of our management, do not currently pose a material risk of harm to us. The risk and uncertainties facing our business, including those described below, could materially adversely affect our business, results of operations, financial condition, capital position, liquidity, competitive position or reputation, including by materially increasing expenses or decreasing revenues, which could result in material losses or a decrease in earnings.

Risks Related to Our Business Model

Our revenues and earnings are affected by changes in capital markets and significant changes in the value of financial instruments. A majority of our revenues are earned based on the value of assets invested in investment products that we manage or administer. A decrease in the value of these assets, whether due to general market movements or as a consequence of various products' unique investment performance, would cause a decline in our assets under administration or management, and a corresponding decline in our revenue and earnings. Significant fluctuations in securities prices may also influence an investor's decision to invest in and maintain an investment in a mutual fund or other investment products. Geopolitical events, market volatility, illiquid market conditions and other disruptions in the financial markets, such as the November 2022 "gilts crisis" in the United Kingdom, may make it extremely difficult to value or monetize certain financial instruments, particularly during periods of market displacement. Subsequent valuations of financial instruments in future periods, in light of factors then prevailing, may result in significant changes in the value of these instruments. Additionally, periods of extreme market dislocation may require us to monetize our assets or those of our clients at a significant loss. As a result, our revenues and earnings derived from assets under management or administration, or our profitability or value as a firm, could be adversely affected.

We are exposed to product development risk. We continually strive to increase revenues and meet our customers' needs by introducing new products and services as well as maintaining and improving our existing products and services. As a result, we are subject to product development risk, which may result in loss if we are unable to develop and deliver products to our target markets that address our clients' needs, that are developed on a timely basis, or that reflect an attractive value proposition. We are also subject to the risk that new products and solutions we develop may not function as expected or may be prone to error or disruption, which may result in material losses or harm to our reputation and ability to market such solutions. The majority of our technology product development risk pertains to the evolution of the SEI Wealth Platform, TRUST 3000 and our other proprietary technology platforms.

The development and introduction of new products and services in the markets in which we operate requires continued innovative efforts on our part and may require significant time and resources as well as ongoing support and investment. Substantial risk and uncertainties are associated with the introduction of new products and services, including the implementation of new and appropriate operational controls and procedures, shifting client and market preferences, the introduction of competing products or services and compliance with regulatory requirements.

Product development in the asset management arena has had significant growth in newer areas where investment criteria and performance metrics have not yet been fully defined or developed, such as Environmental, Social and Governance, or "ESG" products, Sustainable Investing products, and Tax Harvesting programs. New products often must be in the market place for three or more years in order to generate track records required to attract significant asset inflows. A failure to continue to innovate, to introduce successful new products and services, or to manage effectively the risks associated with such products and services, may impact our market share and may cause our revenues and earnings derived from assets under management and administration to decline.

We may not achieve significant revenue from new products or services for years, if at all. New products and services may not be profitable, and even if they are profitable, operating margins for some new products and services may not be as high as the margins we have experienced historically.

If we fail to develop new or enhanced products or services at an acceptable cost or on a timely basis, or if our development strategies are not accepted by our clients, we may recognize significant financial losses. Further, if we fail to deliver products and services which are of sound economic value to our clients and our target markets, or are unable to support the product in a cost-effective and compliant manner, we may face reputational damage and incur significant financial losses.

We rely on third parties to provide products and services that may be difficult to replace or which could cause errors or failures in the services we provide. We rely on third parties we do not control to provide us with products and services, including software development, licensed software, software as a service, cloud services, hosting, web hosting, and the Automated Clearing House (ACH) network which transmit transaction data, process chargebacks and refunds, and perform clearing services in connection with our settlement activities. In the event these third parties fail to provide these services adequately or in a timely manner, including as a result of errors in their systems or events beyond their control, or refuse to provide these services on terms acceptable to us or at all, and we are not able to find and implement timely suitable alternatives, we may no longer be able to provide certain services to customers, which could expose us and our clients to information security, financial, compliance and reputational risks, among others, and have a material adverse effect on our results of operations and financial condition. In addition, if we are unable to renew our existing contracts or licenses with key vendors, technology providers or service providers, we might not be able to replace the related product, application or service at all or at the same cost, which would negatively impact our offerings and our results of operations.

Pricing pressure from increased competition and disruptive technology may affect our revenues and earnings. The investment management industry is highly competitive and has relatively low barriers to entry. In recent years, we have experienced, and continue to experience, pricing pressures from the introduction of new, lower-priced investment products and services and the growth of passive investing, as well as from competitor firms offering automated portfolio management and other services based on technological innovations. These new investment products and technological innovations available to both institutional and retail investors have led to a general trend towards lower fees in some segments of the investment management industry. We believe price competition and pricing pressures in these and other areas will continue as investors continue to reduce the amounts they are willing to pay and financial services firms seek to obtain market share by reducing fees or margins.

Financial technology companies and other non-traditional competitors may not be subject to banking regulation, or may be supervised by a national or state regulatory agency that does not have the same resources or regulatory priorities as those regulatory agencies that supervise more diversified financial services firms such as us, or the financial services regulatory framework in a particular jurisdiction may favor financial institutions that are based in that jurisdiction. These types of differences in regulatory status and framework may result in losing market share to competitors that have a lower cost of compliance due to being less regulated than we are or not subject to regulation, especially with respect to unregulated financial products.

Over time, certain sectors of the financial services industry have become more concentrated, as institutions involved in a broad range of financial services have left businesses, been acquired by or merged into other firms, or have declared bankruptcy. Such changes could result in our remaining competitors gaining greater capital and other resources, such as the ability to offer a broader range of products and services and geographic diversity, or new competitors may emerge.

Our investment management platforms include investment management programs and back-office investment processing outsourcing services and are generally offered on a bundled basis. The breadth of our business solutions allows us to compete on a number of factors including:

- the performance of our investment products;
- the level of fees charged;
- the quality of our investment processing services;
- our reputation and position in the industry;
- our ability to adapt to disruptive technology developments or unforeseen market entrants; and
- our ability to address the complex and changing needs of our clients.

Increased competition on the basis of any of these factors could have an adverse impact on our competitive position resulting in a decrease in our revenues and earnings.

Our earnings and cash flows are affected by the performance of LSV. We maintain a minority ownership interest in LSV which is a significant contributor to our earnings. We also receive partnership distribution payments from LSV on a quarterly basis which contribute to our operating cash flows. LSV is a registered investment advisor that provides investment advisory services to institutions, including pension plans and investment companies. LSV is a value-oriented, contrarian money manager offering a deep-value investment alternative utilizing a proprietary equity investment model to identify securities generally considered to be out of favor by the market. Volatility in the capital markets or poor investment performance on the part of LSV, on a relative basis or an absolute basis, could result in a significant reduction in their assets under management and revenues and a reduction in performance fees. Consequently, LSV's contribution to our earnings through our minority ownership, as well as to our operating cash flows through LSV's partnership distribution payments, could be adversely affected.

Consolidation within our target markets may affect our business. Merger and acquisition activity within the markets we serve could reduce the number of existing and prospective clients or reduce the amount of revenue and earnings we receive from retained clients. Consolidation activities may also cause larger institutions to internalize some or all of our services. These factors may negatively impact our ability to generate future growth in revenues and earnings.

External factors affecting the fiduciary management market could adversely affect us. The utilization of defined benefit plans by employers in the United States has been steadily declining. A number of our clients have frozen or curtailed their defined benefit plans resulting in decreased revenues and earnings related to this market segment. We have also experienced increasing fee sensitivity and competition for certain fiduciary management services due to investor preferences toward lower-priced investment products including passive management approaches. The current growth strategies of our Institutional Investors segment include entering new global markets and placing greater emphasis on defined contribution and not-for-profit organizations fiduciary management sales opportunities. These strategies may not be successful in mitigating the impact of lower revenues and earnings caused by these external factors which could adversely affect our revenues and earnings.

We may experience software defects, development delays or installation difficulties, which would harm our business and reputation and expose us to potential liability. A significant portion of our revenue is dependent upon our ability to develop, implement, maintain and enhance sophisticated software and computer systems. We may encounter delays when developing new applications and services. Further, the software underlying our services may contain undetected errors or defects when first introduced or when new versions are released. We may also experience difficulties in installing or integrating our technology on systems or with other programs used by our clients. Likewise, our clients may make a determination to delay or cancel the integration of our new applications and services. Defects in our software, failure to adequately maintain and enhance our software products, errors or delays in the processing of electronic transactions or other difficulties could result in interruption of business operations, delay in market acceptance, additional development and remediation costs, diversion of technical and other resources, loss of clients or client data, negative publicity or exposure to liability claims. Although we attempt to limit our potential liability through disclaimers and limitation of liability provisions in our license and client agreements, we cannot be certain that these measures will successfully limit our liability.

Risks Related to Our Technology

We are exposed to data and cyber security risks. Like other global financial service providers, we experience millions of cyber-attacks on our computer systems, software, networks and other technology assets on a daily basis. Cyber security and information risks for financial institutions have significantly increased in recent years in part because of the proliferation of new technologies, the use of the internet and mobile telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties, including foreign state actors, in some circumstances as a means to promote political ends. In addition to the growing sophistication of certain parties, the commoditization of cyber tools which are able to be weaponized by less sophisticated actors has led to an increase in the exploitation of technological vulnerabilities. Any of these parties may also attempt to fraudulently induce employees, customers, clients, vendors or other third parties or users of our systems to disclose sensitive information in order to gain access to our data or that of our employees or clients. Cyber security and information security risks may also derive from:

- human error,
- fraud, or malfeasance on the part of our employees or third parties,
- accidental technological failure, or
- our failure to introduce security patches provided by vendors in a timely manner.

In addition, third parties with whom we do business, their service providers, as well as other third parties with whom our customers do business, are sources of cyber security risk to us, particularly when their activities and systems are beyond our own security and control systems. A cyber-attack, information breach or loss, or technology failure of a third party could adversely affect our ability to effect transactions, service our clients, manage our exposure to risk, expand our businesses, or significantly harm our reputation. There is no guarantee that the strategies we have deployed that are designed to protect against threats and vulnerabilities will be effective or provide recoverability of our systems or our data or that of our clients given the techniques used in cyber-attacks are complex and frequently change.

A successful penetration or circumvention of the security of our systems or the systems of a vendor, governmental body or another market participant could cause serious negative consequences, including:

- significant disruption of our operations and those of our clients, customers and counterparties, including losing access to operational systems;
- misappropriation of our confidential information or that of our clients, counterparties, vendors, employees or regulators;
- damage to our technology infrastructure or systems and those of our clients, vendors and counterparties;
- inability to fully recover and restore data that has been stolen, manipulated or destroyed, or to prevent systems from processing fraudulent transactions;
- violations by us of applicable privacy and other laws;
- financial loss to us or to our clients, vendors, counterparties or employees;

- loss of confidence in our cyber security measures;
- dissatisfaction among our clients or counterparties;
- significant exposure to litigation and regulatory fines, penalties or other sanctions; and
- harm to our reputation.

Any of the foregoing factors could expose us to liability for damages which may not be covered by insurance; but may result in the loss of customer business, damage to our reputation, regulatory scrutiny or civil litigation.

The failure to upgrade or maintain our computer systems, software and networks could also make us susceptible to breaches and unauthorized access and misuse. We may be required to expend significant additional resources to modify, investigate or remediate vulnerabilities or other exposures arising from data and cyber security risks. Furthermore, even if not directed at us specifically, attacks on other financial institutions could disrupt the overall functioning of the financial system. As a result of the importance of communications and information systems to our business and our reliance on the services provided to us by third parties, we could also be adversely affected if attacks affecting our third-party service providers impair our ability to process transactions and communicate with clients and counterparties.

Given our global footprint and the high volume of transactions we process, the large number of clients, partners, vendors and counterparties with which we do business, and the increasing sophistication of cyber-attacks, a cyber-attack or information security breach could occur and persist for an extended period of time without detection. We expect that any investigation of a cyber-attack would be inherently unpredictable and that it would take time before the completion of any investigation and before there is availability of full and reliable information. During such time we would not necessarily know the extent of the harm or how best to remediate it, and certain errors or actions could be repeated or compounded before they are discovered and remediated, all or any of which would further increase the costs and consequences of a cyber-attack.

While many of our agreements with partners and third-party vendors include indemnification provisions, we may not be able to recover sufficiently, or at all, under such provisions to adequately offset any losses. In addition, although we maintain insurance coverage that may, subject to policy terms and conditions, cover certain aspects of cyber and information security risks, such insurance coverage may be insufficient to cover all losses.

The cost of managing cyber and information security risks and attacks along with complying with new and increasingly expansive regulatory requirements could adversely affect our business.

We are exposed to risk of the disclosure and misuse of personal data. We store and process large amounts of personally identifiable information of our customers. It is possible our security controls over personal data, our training of employees on data security, our vendor due diligence and oversight processes, and other practices we follow may not prevent the improper disclosure or misuse of personal data that we or our vendors store and/or manage. Improper disclosure or misuse of personal data could harm our reputation, lead to legal exposure, or subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue. Perceptions that the collection, use, and retention of personal information is not satisfactorily protected could inhibit sales of our products or services. Additional security measures we may take to address customer concerns may cause higher operating expenses or hinder growth of our products and services.

We are exposed to risk of outages, data losses, and disruptions of services. We maintain and process data for our clients that is critical to their business operations. The products and services used to process that data is increasingly complex, and maintaining, securing, and expanding this infrastructure is expensive. It requires that we maintain an Internet connectivity infrastructure and storage and compute capacity that is robust and reliable within competitive and regulatory constraints that continue to evolve. Inefficiencies or operational failures, including temporary or permanent loss of customer data, damaged software codes, delayed or inaccurate processing of transactions, insufficient Internet connectivity, or inadequate storage and compute capacity, could diminish the quality of our products, services, and user experience resulting in contractual liability, claims by customers and other third parties, regulatory actions, damage to our reputation, and loss of current and potential users, each of which may adversely impact our consolidated financial statements. The costs necessary to rectify these problems may be substantial and may adversely impact our business.

We are exposed to intellectual property risks. Our continued success also depends in part on our ability to protect our proprietary technology and solutions and to defend against infringement claims of others. We primarily rely upon trade secret law, software security measures, copyrights and confidentiality restrictions in contracts with employees, vendors and customers. Our industry is characterized by the existence of a large number of trade secrets, copyrights and the rapid issuance of patents, as well as frequent litigation based on allegations of infringement or other violations of intellectual property rights of others. A successful assertion by others of infringement claims or a failure to maintain the confidentiality and exclusivity of our intellectual property may have a material adverse effect on our business and financial results.

We are dependent upon third-party service providers in our operations. In connection with our ongoing operations, we utilize the services of third-party suppliers, which we anticipate will continue and may increase in the future. These services include, for example, outsourced development, processing and support functions, and other professional services.

Third-party financial entities and technology systems upon which we rely are becoming more interdependent and complex. For example, in recent years, there has been significant consolidation among clearing agents, exchanges and clearing houses and increased interconnectivity of multiple financial institutions with central agents, exchanges and clearing houses. This consolidation and interconnectivity increases the risk of operational failure, on both an individual and industry-wide basis, as disparate complex systems need to be integrated, often on an accelerated basis.

A failure by a third-party product or service provider may impair our ability to provide contractual services to our clients on a timely basis, to process transactions for our clients accurately, or to meet our regulatory obligations. If a third-party service provider is unable to provide services, we may incur significant costs to either internalize some of these services, find a suitable alternative, or to compensate our clients for any losses that may be sustained as a consequence of the actions or inactions of our third-party services providers. In the event of a breakdown or improper operation of a direct or indirect third-party's systems or processes, or improper or unauthorized action by third parties, including consultants and subcontractors, we could suffer financial loss, a disruption of our businesses, regulatory sanctions or damage to our reputation.

Risks Related to Our Investment Products and Solutions

Our investment management business may be affected by the poor investment performance of our investment products or a client preference for products other than those which we offer or for products that generate lower fees. Poor investment returns in our investment management business, due to either general market conditions or underperformance (relative to our competitors or to benchmarks) by funds or accounts that we manage or investment products that we design or sell, affects our ability to retain existing assets and to attract new clients or additional assets from existing clients and could affect the management and incentive fees that we earn on assets under management. To the extent that our clients choose to invest in products that we do not currently offer, we will suffer outflows and a loss of management fees. Further, if, due to changes in investor sentiment or the relative performance of certain asset classes or otherwise, clients invest in products that generate lower fees, our investment management business could be adversely affected.

Our investment advisory contracts may be terminated or may not be renewed on favorable terms. We derive a substantial portion of our revenue from providing investment advisory services. The advisory or management contracts we have entered into with clients, including the agreements that govern many of SEI's investment funds, provide investors or, in some cases, the independent directors of applicable investment funds, with significant latitude to terminate such contracts, withdraw funds or liquidate funds with limited notice or penalty. We also manage U.S. mutual funds under management contracts that must be renewed and approved annually by the funds' respective boards of trustees, a majority of whom are independent from SEI. Our fee arrangements under any advisory or management contracts may be reduced (including at the behest of a fund's board of trustees). In addition, if a number of our clients terminate their contracts, liquidate funds or fail to renew management contracts on favorable terms, the fees we earn could be reduced, which may cause our assets under management, revenue and earnings to decline.

We rely on the services of third-party sub-advisers. We serve as the investment advisor for many of the products offered through our investment management programs and utilize the services of investment sub-advisers to manage the majority of these assets. A failure in the performance of our due diligence processes and controls related to the supervision and oversight of these firms, as well as errors, fraudulent activity, or noncompliance with relevant securities and other laws and regulations by those firms, could cause us to suffer financial loss, regulatory sanctions or damage to our reputation.

We are dependent upon third-party approvals. Many of the investment advisors through which we distribute our investment offerings are affiliated with independent broker-dealers or other networks, which have regulatory responsibility for the advisor's practice. As part of the regulatory oversight, these broker-dealers or networks must approve the use of our investment products by affiliated advisors within their networks. Failure to receive such approval, or the withdrawal of such approval, could adversely affect the marketing of our investment products.

We are dependent on third-party pricing services for the valuation of securities invested in our investment products. The majority of the securities held by our investment products are valued using quoted prices from active markets gathered by external third-party pricing services. Securities for which market prices are not readily available are valued in accordance with procedures applicable to that investment product. These procedures may utilize unobservable inputs that are not gathered from any active markets and involve considerable judgment. If these valuations prove to be inaccurate, our revenues and earnings from assets under management could be adversely affected.

Risks Related to Our Legal, Regulatory and Compliance Environment

The financial services industry is subject to extensive regulations that impact our business. Legal, regulatory and compliance risk includes the risk of legal or regulatory sanctions, material financial loss including fines, penalties, judgments, damages and/or settlements, or loss to reputation we may suffer as a result of our failure to comply with laws, regulations, rules, related self-regulatory organization standards and codes of conduct applicable to our business activities. This risk also includes contractual and commercial risk, such as the risk that a counterparty's performance obligations will be unenforceable. It also includes compliance with privacy, anti-money laundering, anti-corruption and terrorist financing rules and regulations.

As a major financial services firm, we are subject to extensive regulation by U.S. federal and state regulatory agencies and securities exchanges and by regulators and exchanges in each of the major markets where we conduct our business. Our parent company, SEI Investments Company, is regulated by the FFIEC as a significant service provider to the financial industry and subject to SEC oversight as a publicly traded company. Our various business activities in the United States are conducted through entities such as an investment advisor, broker dealer, commodity pool operator, transfer agent, investment company, national bank and trust company which may be registered with or regulated by the SEC, FINRA, CFTC, NFA, DOL, OCC, and the PA Department of Banking. In addition, some of our foreign subsidiaries are registered with, and subject to the oversight of, regulatory authorities primarily in the United Kingdom, Ireland, Canada, Luxembourg, South Africa, and the Cayman Islands. Many of our clients are subject to substantial regulation by federal and state banking, securities, insurance or employee benefit authorities. Compliance with existing and future regulations, responding to and complying with regulatory activity (new requirements, examinations and supervisory activity) affecting our financial intermediary clients and their service providers could have a significant impact on our operations or business or our ability to provide certain products or services.

We offer financial services technology products and services that also are subject to regulation by the federal and state securities and banking authorities, as well as foreign regulatory authorities, where applicable. Existing or future regulations that affect these products could lead to a reduction in sales of these products or an increase in the cost of providing these products. There can also be significant differences in the ways that similar regulatory initiatives affecting the financial services industry are implemented in the United States and in other countries. For example, when adopting rules that are intended to implement a global regulatory standard, a national regulator may introduce additional or more restrictive requirements, which can create competitive disadvantages for financial services firms such as ours that are subject to those enhanced regulations as a consequence of multi-jurisdictional operations.

In the United States, the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001 and the Anti-Money Laundering Act of 2020, imposes significant obligations on financial institutions to detect and deter money laundering and terrorist financing activity, including requiring banks, bank holding companies and their subsidiaries, broker-dealers, futures commission merchants, introducing brokers and mutual funds to implement anti-money laundering programs, verify the identity of customers that maintain accounts, and monitor and report suspicious activity to appropriate law enforcement or regulatory authorities. Outside the United States, applicable laws, rules and regulations similarly require designated types of financial institutions to implement anti-money laundering programs. Failure to implement comprehensive anti-money laundering programs across our globally-regulated businesses poses regulatory risk including fines for noncompliance.

We must comply with economic sanctions and embargo programs administered by the Office of Foreign Assets Control (OFAC) and similar national and multinational bodies and governmental agencies outside the United States, as well as anti-corruption and anti-money laundering laws and regulations throughout the world. We can incur higher costs and face greater compliance risks in structuring and operating our businesses to comply with these requirements. Furthermore, a violation of a sanction or embargo program or anti-corruption or anti-money laundering laws and regulations could subject us and our subsidiaries, and individual employees, to regulatory enforcement actions as well as significant civil and criminal penalties.

Our businesses are also subject to privacy and data protection information security legal requirements concerning the use and protection of certain personal information. These include those adopted pursuant to the Gramm-Leach-Bliley Act and the Fair and Accurate Credit Transactions Act of 2003 in the United States, the General Data Protection Regulation (GDPR) in the EU, Canada's Personal Information Protection and Electronic Documents Act, the Cayman Islands' Data Protection Law, and various other laws. Privacy and data security legislation is a priority issue in many states and localities in the United States, as well as foreign jurisdictions outside of the EU. These laws impose mandatory privacy and data protection obligations, including providing for individual rights, enhanced governance and accountability requirements and significant fines and litigation risk for noncompliance. Many other jurisdictions have adopted or are proposing to adopt standards similar to the GDPR. In addition, several jurisdictions have enacted or proposed personal data localization requirements and restrictions on cross-border transfer of personal data that may restrict our ability to conduct business in those jurisdictions or create additional financial and regulatory burdens to do so.

Many aspects of our businesses are subject to legal requirements concerning the use and protection of certain customer information. These include those adopted pursuant to the Gramm-Leach-Bliley Act and the Fair and Accurate Credit Transactions Act of 2003 in the U.S., as well as the privacy and cybersecurity laws referenced above. We have adopted measures designed to comply with these and related applicable requirements in all relevant jurisdictions. Well-publicized allegations involving the misuse or inappropriate sharing of personal information have led to expanded governmental scrutiny of practices relating to the use or sharing of personal data by companies in the United States and other countries. That scrutiny has in some cases resulted in, and could in the future lead to, the adoption of stricter laws and regulations relating to the use and sharing of personal information. These types of laws and regulations could prohibit or significantly restrict financial services firms from sharing information among affiliates or with third parties such as vendors, and thereby increase compliance costs, or restricting the use of personal data when developing or offering products or services to customers. These restrictions could inhibit our development or marketing of certain products or services, or increase the costs of offering them to customers.

The fees and assessments imposed on our regulated subsidiaries by federal, national, state and foreign regulatory authorities could have a significant impact on us. The frequency and scope of regulatory reform in the current regulatory environment may lead to an increase in fees and assessments resulting in increased expense, or an increase or change in regulatory requirements which could affect our operations and business.

Our investment management operations may subject us to legal liability for client losses. Our fund and trust management and administration operations are complex activities and include functions such as recordkeeping and accounting, security pricing, corporate actions processing, compliance with investment restrictions, daily net asset value computations, account reconciliations, and required distributions to fund shareholders. Failure to properly perform operational tasks or the misrepresentation of our services and products could subject us to regulatory sanctions, penalties or litigation and result in reputational damage, liability to clients, and the termination of investment management or administration agreements and the withdrawal of assets under our management.

In the management and administration of funds and client accounts, we use models and other tools and resources to support investment decisions and processes, including those related to risk assessment, portfolio management, trading and hedging activities and product valuations. Errors in the design, function, or underlying assumptions used in these models and tools, particularly if we fail to detect the errors over an extended period, could subject us to claims of a breach of fiduciary duty and potentially large liabilities for make-whole payments, litigation, and/or regulatory fines.

We are subject to litigation and regulatory examinations and investigations. The financial services industry faces substantial regulatory risks and litigation. Like many firms operating within the financial services industry, we are experiencing a difficult and continuously evolving regulatory environment across our markets. Our current scale and reach as a provider to the financial services industry, the increased regulatory oversight of the financial services industry generally, new laws and regulations affecting the financial services industry and ever-changing regulatory interpretations of existing laws and regulations, have made this an increasingly challenging and costly regulatory environment in which to operate. Examinations or investigations could result in the identification of matters that may require remediation activities or enforcement proceedings by the regulator. The direct and indirect costs of responding to these examinations, or of defending ourselves in any enforcement investigation or litigation could be significant. Additionally, actions brought against us may result in settlements, awards, injunctions, fines and penalties. Litigation or regulatory action could also harm our reputation with clients and prospects, have an adverse effect on our ability to offer some of our products and services, or impede our ability to maintain operations in certain jurisdictions.

Risks Related to Our Business Generally

If our management fails to develop and execute effective business strategies, and to anticipate changes affecting those strategies, our results could suffer. Our business strategies significantly affect our results of operations. These strategies relate to:

- the products and services we offer;
- the geographies in which we operate;
- the types of clients we serve;
- the counterparties with which we do business; and
- the manner in which we deploy our capital resources to take advantage of perceived opportunity in the short and long-term.

If management makes choices about these strategies and goals that prove to be incorrect, do not accurately assess the competitive landscape, the head winds and tailwinds affecting our business, or fail to address changing regulatory and market environments, then our growth prospects may suffer and our earnings could decline.

Our growth and prospects also depend on management's ability to develop and execute effective business plans to address these strategic priorities, both in the near term and over longer time horizons. Management's effectiveness in this regard will affect our ability to develop and enhance our resources, control expenses and return capital to shareholders. Each of these objectives could be adversely affected by any failure on the part of management to:

- devise effective business plans and strategies;
- effectively implement business decisions;
- institute controls that appropriately address the risks associated with business activities and any changes in those activities;
- offer products and services that are appropriately priced, meet the changing expectations of clients and customers and are delivered in ways that enhance client satisfaction;
- allocate capital in a manner that promotes long-term stability to enable us to build and invest in market-leading technologies and products, even in a highly-stressed environment;
- adequately respond to regulatory requirements;
- appropriately address shareholder concerns;
- react quickly to changes in market conditions or market structures, or
- develop and enhance the operational, technology, risk, financial and managerial resources necessary to grow and manage our business.

Additionally, our Board of Directors plays an important role in exercising appropriate oversight of management's strategic decisions, and a failure by our Board of Directors to perform this function could also impair our results of operations.

We may be unable to fully capture the expected value from acquisitions, divestitures, joint ventures, minority stakes or strategic alliances. In connection with past or future acquisitions, divestitures, joint ventures, minority stakes or strategic alliances, we face numerous risks and uncertainties combining, transferring, separating or integrating the relevant businesses, systems and personnel, including the need to combine or separate accounting and data processing systems and management controls and to integrate relationships with clients, trading counterparties and business partners. In the case of joint ventures and minority stakes, we are subject to additional risks and uncertainties because we may be dependent upon, and subject to liability, losses or reputational damage relating to systems, controls and personnel that are not under our control.

In addition, conflicts or disagreements between us and any of our joint venture, strategic or minority partners may negatively impact the benefits to be achieved by the relevant venture.

There is no assurance that any of our acquisitions or divestitures will be successfully integrated or disaggregated or that any of these transactions or our joint ventures, minority stakes or strategic alliances will yield the anticipated benefits, synergies or objectives. If we are not able to integrate or disaggregate successfully our past and future acquisitions or dispositions, or we do not fully realize the anticipated benefits, synergies or objectives of the transactions that we undertake, there is a risk that our results of operations, financial condition and cash flows may be materially and adversely affected.

In addition, acquisitions that expand our geographic footprint often involve additional or increased risks that we may not mitigate, which, in turn could adversely affect our operations and profitability. These risks include, for example:

- managing geographically separated organizations, systems and facilities;
- integrating personnel with diverse business backgrounds and organizational cultures;
- complying with non-U.S. regulatory requirements;
- fluctuations in currency exchange rates;
- enforcement of intellectual property rights in some non-U.S. countries;
- difficulty entering new non-U.S. markets due to, among other things, consumer acceptance and business knowledge of these new markets; and
- general economic and political conditions.

Growth of our business could increase costs and regulatory risks. Providing a platform for new businesses, integrating acquired businesses, and partnering with other firms involve a number of risks and present financial, managerial, and operational challenges. We may incur significant expenses in connection with further expansion of our existing businesses or in connection with strategic acquisitions or investments, if and to the extent they arise from time to time. Our overall profitability would be negatively affected if investments and expenses associated with such growth are not matched or exceeded by the revenues that are derived from such investment or growth. Expansion may also create a need for additional compliance, risk management and internal control procedures, and often involves the hiring of additional personnel to monitor such procedures. To the extent such procedures are not adequate to appropriately monitor any new or expanded business, we could be exposed to a material loss or regulatory sanction.

Moreover, to the extent we pursue strategic acquisitions, we may be exposed to a number of risks, including additional demands on our existing employees; additional or new regulatory requirements, operating facilities and technologies; adverse effects in the event acquired goodwill or intangible assets become impaired; and the existence of liabilities or contingencies not disclosed to or otherwise known by us prior to closing a transaction. These risks could result in decreased earnings and harm to our competitive position in the investment management industry.

Certain of our business initiatives, including expansions of existing businesses, may bring us into contact, directly or indirectly, with individuals and entities that are not within our traditional client and counterparty base and may expose us to new asset classes and new markets. These business activities could expose us to new and enhanced risks, greater regulatory scrutiny of these activities, increased credit-related, political and operational risks, and reputational concerns regarding the manner in which these assets are being administered or held.

We are exposed to operational risks. We are subject to the risk of loss, or of harm to our reputation, resulting from manual, inadequate or failed processes or systems. We are exposed to operational risk across the full scope of our business activities, including revenue-generating activities (e.g., sales and trading) and support and control groups (e.g., information technology, accounting systems and trade processing).

Our businesses are highly dependent on our ability to process and report, on a daily basis, a large number of transactions across numerous and diverse markets and asset classes in many currencies. Operational efficiency is modeled on defined and strict timelines which present inherent risk. In the event of a breakdown or improper operation of systems, human error or improper action by employees or consultants, we could suffer significant financial loss, regulatory sanctions or damage to our reputation. Additionally, we may introduce new products or services or change processes or reporting, including in connection with new regulatory requirements, resulting in new operational risk that we may not fully appreciate or identify.

The primary responsibility for the management of operational risk is with the business segments; the business managers maintain processes and controls designed to identify, assess, manage, mitigate and report operational risk. Oversight of operational risk is provided by the Operations Risk Committee, legal entity boards, jurisdictional risk officers, committees and senior management. This governance structure may not adequately assess or address operational risk, which could lead to significant financial loss and reputational harm.

Disruptions of operations of other participants in the global financial system could prevent us from delivering our products and services. The operations and systems of many participants in the global financial system are interconnected. Many of the transactions involving our products and services rely on multiple participants in the global financial system to move funds and communicate information to the next participant in the transaction chain. A disruption for any reason of the operations of a participant in the global financial system could impact our ability to obtain or provide information or cause funds to be moved in a manner to successfully deliver our products and services. Although we work with other participants to avoid any disruptions, there is no assurance that such efforts will be effective. Such a disruption could lead to our inability to deliver products and services, reputational damage, lost clients and revenue, loss of clients' and their customers' confidence, as well as additional costs, all of which could have a material adverse effect on our business, results of operations and financial condition.

Our businesses may be adversely affected if we are unable to hire and retain qualified employees. Our performance is largely dependent on the talents and efforts of highly-skilled people; therefore, our continued ability to compete effectively in our businesses, to manage our businesses effectively and to expand into new businesses and geographic areas depends on our ability to attract new talented and diverse employees and to retain and motivate our existing employees. Factors that affect our ability to attract and retain such employees include our compensation and benefits, and our reputation as a successful business with a culture of fairly hiring, training and promoting qualified employees. Declines in our profitability, or in the outlook for our future profitability, as well as regulatory limitations on compensation levels and terms, can negatively impact our ability to hire and retain highly-qualified employees.

Competition from within the financial services and technology industries and from businesses outside the financial services and technology industries for qualified employees has often been intense. Recently, employment markets have grown in competitive intensity leading to higher costs.

Changes in law or regulation in jurisdictions in which our operations are located that affect taxes on employees' income, or the amount/composition of compensation, may also adversely impact our ability to hire and retain qualified employees in those jurisdictions. As a global financial services and technology company, we are subject to limitations on compensation practices (which may or may not affect our competitors) by regulators worldwide. These limitations, including any imposed by or as a result of future legislation or regulation, may require us to alter our compensation practices in ways that could adversely affect our ability to attract and retain talented employees.

Our operations depend on the competence and integrity of our employees and third parties. Our ability to operate our businesses efficiently and profitably, and to offer products and services that meet the expectations of our clients, is highly dependent on the competence and trustworthiness of our employees and contractors, as well as those of third parties on which our operations rely, including vendors, custodians and financial intermediaries. Our businesses could be materially and adversely affected by a significant operational breakdown or failure, theft, fraud or other unlawful conduct, or other negative outcomes caused by poor judgement, human error or misconduct on the part of one of our employees or contractors or those of a third party on which our operations rely.

We are a holding company and, therefore, may not be able to receive dividends or other payments in needed amounts from our subsidiaries. We are organized as a holding company, a legal entity separate and distinct from our operating entities. As a holding company without significant operations of its own, our principal assets are the shares of capital stock of our subsidiaries. We rely on dividends and other payments from these subsidiaries to meet our obligations for paying dividends to shareholders, repurchasing our common stock and paying corporate expenses. Certain of our subsidiaries are subject to regulatory requirements of the jurisdictions in which they operate or other restrictions that may limit the amounts those subsidiaries can pay in dividends or other payments to us. No assurance can be given that there will not be further changes in law, regulatory actions, or other circumstances that could restrict the ability of our subsidiaries to pay dividends or otherwise make payment to us. Furthermore, no assurance can be given that our subsidiaries may be able to make timely payments to us in order for us to meet our obligations.

Changes in, or interpretation of, accounting principles could affect our revenues and earnings. We prepare our consolidated financial statements in accordance with generally accepted accounting principles. A change in these principles can have a significant effect on our reported results and may even retrospectively affect previously reported results (See Note 1 to the Consolidated Financial Statements for more information).

Changes in, or interpretations of, tax rules and regulations may adversely affect our effective tax rates. Unanticipated changes in our tax rates could affect our future results of operations. Our future effective tax rates could be adversely affected by changes in tax laws or the interpretation of tax laws. We are subject to possible examinations of our income tax returns by the Internal Revenue Service and state and foreign tax authorities. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our provision for income taxes; however, there can be no assurance that the final determination of any examination will not have an adverse effect on our operating results or financial position.

Currency fluctuations could negatively affect our future revenues and earnings as our business grows globally. We operate and invest globally to expand our business into foreign markets. Our foreign subsidiaries use the local currency as the functional currency. As these businesses evolve, our exposure to changes in currency exchange rates may increase. Adverse movements in currency exchange rates may negatively affect our operating results, liquidity, contract values and financial condition.

Changes in interest rates may affect the value of our fixed-income investment securities. We own Government National Mortgage Association (GNMA) mortgage-backed securities for the sole purpose of satisfying applicable regulatory requirements imposed on our wholly-owned limited purpose federal thrift subsidiary, SPTC. The valuations of these securities are impacted by fluctuations in interest rates. The effect of a rising interest rate environment may negatively impact the value of these securities and thereby negatively affect our financial position and earnings.

We are subject to financial and non-financial covenants which may restrict our ability to manage liquidity needs. Our $325.0 million five-year senior unsecured revolving credit facility (Credit Facility) contains financial and non-financial covenants. The non-financial covenants include restrictions on our ability to execute transactions with affiliates other than wholly-owned subsidiaries or to incur liens or certain types of indebtedness as defined in the agreement. In the event of default, we have restrictions on paying dividends and repurchasing our common stock. We have one financial covenant, the Leverage Ratio, which restricts the level of indebtedness we can incur to a maximum of 2.25 times earnings before interest, taxes, depreciation and amortization (EBITDA). We believe our primary risk is with the financial covenant if we were to incur significant unexpected losses that would impact the EBITDA calculation. This would increase the Leverage Ratio and restrict the amount we could borrow under the Credit Facility. A restriction on our ability to fully utilize our Credit Facility may negatively affect our operating results, liquidity and financial condition.

We may become subject to stockholder activism efforts that each could cause material disruption to our business. Certain influential institutional investors and hedge funds have taken steps to involve themselves in the governance and strategic direction of certain companies due to governance or strategic related disagreements between such companies and such stockholders. If we become subject to such stockholder activism efforts, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business and adversely affect the market price of our common stock. In addition, third party organizations that place ESG ratings on companies may create brand impact as a result of a rating that we do not control.

We rely on our executive officers and senior management. Most of our executive officers and senior management personnel do not have employment agreements with us. The loss of these individuals may have a material adverse effect on our future operations.

The departure of the United Kingdom from the European Union could negatively affect our business, results of operations and operating model. It remains uncertain how the departure of the United Kingdom from the European Union (EU), which is commonly referred to as "Brexit," will, ultimately, affect financial services firms that conduct substantial operations in the EU from legal entities that are organized in or operating from the United Kingdom. Legislation and regulations enacted as a consequence of Brexit, as well as political tensions between the EU and the United Kingdom as a consequence of Brexit, could lead to declines in market liquidity and activity levels, volatile market conditions, a contraction of available credit, changes in interest rates or exchange rates, weaker economic growth and reduced business confidence all of which could adversely impact our business. Given the potential negative disruption to regional and global financial markets, and depending on the extent to which we may be required to make material changes to our EU operations beyond those currently planned, our results of operations and business prospects could be negatively affected.

We may incur losses if our risk management and business continuity strategies, models and processes are not fully effective in mitigating our risk exposures in all market environments or against all types of risk. We seek to monitor and control our risk exposure through a risk and control framework encompassing a variety of separate but complementary financial, credit, operational, compliance and legal reporting systems, internal controls, management review processes and other mechanisms. Our risk management process seeks to balance our ability to profit from our business activities, with our exposure to potential losses and liabilities. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, those techniques and the judgments that accompany their application cannot anticipate every economic and financial outcome or the specifics and timing of such outcomes. As our businesses change and grow, and the markets in which we operate evolve, our risk management strategies, models and processes may not always adapt with those changes. Some of our methods of managing risk are based upon our use of observed historical market behavior and management's judgment. As a result, these methods may not predict future risk exposures, which could be significantly greater than the historical measures indicate. In addition, the use of models in connection with risk management and numerous other critical activities presents risks that such models may be ineffective, either because of poor design or ineffective testing, improper or flawed inputs, as well as unpermitted access to such models resulting in unapproved or malicious changes to the model or its inputs. Market conditions in recent years have involved unprecedented dislocations and highlight the limitations inherent in using historical data to manage risk. Thus, we may, in the course of our activities, incur losses.

Despite the business contingency, disaster recovery and security response plans we have in place, there can be no assurance that such plans will fully mitigate all potential risks to us. Our ability to conduct business may be adversely affected by a disruption in the infrastructure that supports our business and the communities where we are located, which are concentrated in the Philadelphia metropolitan area, London and Dublin. This may include a disruption involving physical site access, cyber or information security incidents, terrorist activities, disease pandemics, catastrophic events, natural disasters, severe weather events, electrical outage, environmental hazard, computer servers, communications or other services used by us or third parties with whom we conduct business.

Although we employ backup systems for our data, those backup systems may be unavailable following a disruption, the affected data may not have been backed up or may not be recoverable from the backup, or the backup data may be costly to recover, which could adversely affect our business.

We may incur losses as a result of unforeseen or catastrophic events, including the emergence of a pandemic, extreme weather events or other natural disasters. The occurrence of unforeseen or catastrophic events, including the emergence of a pandemic, extreme terrestrial or solar weather events or other natural disasters, could create economic and financial disruptions, and could lead to operational difficulties (including travel limitations) that could impair our ability to manage our businesses and may adversely affect our operations, financial condition, and results of operations.

The COVID-19 pandemic has impacted and may continue to impact our business operations, including our employees, customers, partners and communities, and there is substantial uncertainty in the nature and degree of its continued effects over time. The COVID-19 pandemic and governmental responses to the pandemic have had, and continue to have, a severe impact on global economic conditions, including:

- significant disruption and volatility in the financial markets,
- disruption of global supply chains,
- closures of many businesses, leading to loss of revenues and increased unemployment, and

- the potential to cause the institution of social distancing and sheltering-in-place requirements in the United States and other countries.

Although global economic conditions have been improving with the changing nature of the COVID-19 pandemic, any ongoing negative economic impacts arising from the pandemic or any prolongation or worsening of the pandemic, including as a result of additional waves or variants of the COVID-19 disease or the emergence of other diseases that have similar outcomes, could have significant adverse effects on our businesses, results of operations and financial condition.

The extent to which the COVID-19 pandemic negatively affects our businesses, results of operations and financial condition, as well as its regulatory capital and liquidity ratios, will depend on future developments that are uncertain and cannot be fully predicted, including:

- the ultimate scope and duration of the pandemic;
- the effectiveness and acceptance of vaccines, other treatments, and their availability in certain regions;
- actions taken by governmental authorities and other third parties in response to the pandemic; and
- the effect that the pandemic or any prolongation of the pandemic may have on the pace of economic growth, inflation and the cost of the labor market.

Increased geopolitical unrest and other events could adversely affect the global economy or specific international, regional and domestic markets, which may cause our revenue and earnings to decline. Geopolitical risks, including those arising from trade tension and/or the imposition of trade tariffs, European fragmentation, unrest in the Middle East and terrorist activity, political conflict and economic sanctions involving Russia, China and other countries, as well as acts of civil or international hostility, are increasing. In particular, the military conflict and escalating tensions between Russia and Ukraine have and may continue to result in geopolitical instability and adversely affect the global economy or specific markets, which could continue to have an adverse impact or cause volatility in the financial services industry generally or on our results of operations and financial conditions. In addition, these geopolitical tensions can cause an increase in volatility in commodity and energy prices, creating supply chain issues, and causing instability in financial markets. Sanctions imposed by the United States and other countries in response to such conflict could further adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others, could exacerbate market and economic instability. While we do not have any operations in Russia or any clients with significant Russian operations and we have minimal market risk related to securities of companies either domiciled or operating in Russia, the specific consequences of the conflict in Ukraine and its potential spread on our business is difficult to predict at this time. In addition to inflationary pressures affecting our operations, we, and the infrastructure we rely upon, may also experience an increase in cyberattacks against us and our third-party service providers from Russia or its allies. Any such events, and responses thereto, may cause significant volatility and declines in the global markets, disruptions to commerce (including to economic activity, travel and supply chains), loss of life and property damage, and may adversely affect the global economy or capital markets, as well as our products, clients, vendors and employees, which may cause our revenue and earnings to decline. Our exposure to geopolitical risks may be heightened to the extent such risks arise in countries in which we currently operate or are seeking to expand our presence.

Climate change concerns and incidents could disrupt our businesses, adversely affect the profitability of certain of our investments, adversely affect client activity levels, adversely affect the creditworthiness of our counterparties, or damage our reputation. Climate change may cause extreme weather events that disrupt operations at one or more of our or our customer's or client's locations, which may negatively affect our ability to service and interact with our clients, and also may adversely affect the value of certain of our investments, including our real estate investments. Climate change, as well as uncertainties related to the transition to a lower carbon dependent economy, may also have a negative impact on the financial condition of our clients, which may decrease revenues from those clients and increase the credit risk associated with loans and other credit exposures to those clients. Additionally, our reputation and client relationships may be damaged as a result of our involvement, or our clients' involvement, in certain industries or projects associated with causing or exacerbating climate change, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change.

New regulations or guidance relating to climate change and the transition to a lower carbon dependent economy, as well as the perspectives of legislative bodies, shareholders, employees and other stakeholders regarding climate change, may affect whether and on what terms and conditions we engage in certain activities or offer certain products, as well as impact our business reputation and efforts to recruit and retain employees and customers.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our corporate headquarters is located in Oaks, Pennsylvania and consists of ten buildings situated on approximately 134 acres. We own and operate the land and buildings, which encompass approximately 628,000 square feet of office space and 34,000 square feet of data center space. We lease other offices which aggregate 192,000 square feet. We also own a 3,400 square foot condominium that is used for business purposes in New York, New York.

Item 3. Legal Proceedings.

The Company is party to various actions and claims arising in the normal course of business that the Company does not believe are material. The Company believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or the manner in which the Company conducts its business. Currently, the Company does not believe the amount of losses associated with these matters can be estimated. While the Company does not believe that the amount of such losses will, when liquidated or estimable, be material to its financial position, the assumptions may be incorrect and any such loss could have a material adverse effect on the Company's results of operations or the manner in which the Company conducts its business in the period(s) during which the underlying matters are resolved.

Item 4. Mine Safety Disclosures.

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Price Range of Common Stock and Dividends:

Our common stock is traded on The Nasdaq Global Select Market® (NASDAQ) under the symbol "SEIC." The following table shows the high and low sales prices for our common stock as reported by NASDAQ and the dividends declared on our common stock for the last two years. Our Board of Directors intends to declare future dividends on a semiannual basis.

2022	High		Low		Dividends	
First Quarter	$	64.29	$	54.03	$	—
Second Quarter		61.43		51.34		0.40
Third Quarter		58.96		48.90		—
Fourth Quarter		63.49		46.30		0.43

2021	High		Low		Dividends	
First Quarter	$	62.45	$	52.12	$	—
Second Quarter		64.78		55.05		0.37
Third Quarter		63.50		57.06		—
Fourth Quarter		65.22		57.72		0.40

According to the records of our transfer agent, there were 225 holders of record of our common stock on January 31, 2023. Because many of such shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

For information on our equity compensation plans, refer to Note 7 to the Consolidated Financial Statements and Item 12 of this Annual Report on Form 10-K.

Stock Performance Graph:

The following graph shows a comparison from December 31, 2017 through December 31, 2022 of the cumulative total return for our common stock, the NASDAQ Market Index and an Industry Index, a blend of indices including 76% NASDAQ US Asset Managers and Custodians and 24% NASDAQ US Software. This information is obtained from sources believed to be reliable but we cannot guarantee their accuracy. Returns are based on historical performance and are not indicative of future results.



Comparison of Cumulative Total Return of SEI Investments Company, Industry Index and Nasdaq Market Index:

ASSUMES $100 INVESTED ON DECEMBER 31, 2017
ASSUMES DIVIDENDS REINVESTED
FISCAL YEAR ENDED DECEMBER 31,

Issuer Purchases of Equity Securities:

Our Board of Directors has authorized the repurchase of up to $5.328 billion worth of our common stock. Currently, there is no expiration date for our common stock repurchase program (See Note 7 to the Consolidated Financial Statements). On June 1, 2022, our Board of Directors approved an increase in the stock repurchase program by an additional $200.0 million.

Information regarding the repurchase of common stock during the three months ended December 31, 2022 is:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
October 2022	50,000	$ 54.13	50,000	$ 169,771,000
November 2022	473,000	58.89	473,000	141,889,000
December 2022	818,000	59.95	818,000	92,852,000
Total	1,341,000	59.36	1,341,000	

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

(In thousands, except share and per-share data)

This discussion reviews and analyzes the consolidated financial condition at December 31, 2022 and 2021, the consolidated results of operations for the years ended December 31, 2022, 2021 and 2020, and other factors that may affect future financial performance. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes to the Consolidated Financial Statements included in Item 8 of this Annual Report.

Certain information contained in this discussion is or may be considered forward-looking. Forward-looking statements relate to future operations, strategies, financial results, expenditures and other uses of capital or other developments. Forward-looking statements are based upon estimates and assumptions that involve certain judgments, risks and uncertainties, many of which are beyond our control or are subject to change. Although we believe our assumptions are reasonable, they could be inaccurate. Our actual future revenues and income could differ materially from our expected results. Further information about factors that could materially affect our results of operations and financial condition include, but are not limited to, the discussion contained in Item 1A, Risk Factors, in this Annual Report on Form 10-K. We have no obligation to publicly update or revise any forward-looking statements.

Overview

Consolidated Summary

SEI delivers technology and investment solutions that connect the financial services industry. With capabilities across investment processing, operations, and asset management, SEI works with corporations, financial institutions and professionals, and ultra-high-net-worth families to solve problems, manage change, and help protect assets for growth today and in the future. Investment processing fees are earned as either monthly fees for contracted services or as a percentage of the market value of our clients' assets processed on our platforms. Investment operations and investment management fees are earned as a percentage of assets under management, administration or advised assets. As of December 31, 2022, through our subsidiaries and partnerships in which we have a significant interest, we manage, advise or administer approximately $1.2 trillion in hedge, private equity, mutual fund and pooled or separately managed assets.

Condensed Consolidated Statements of Operations for the years ended 2022, 2021 and 2020 were:

Year Ended December 31,	2022	2021	Percent Change*	2020	Percent Change
Revenues	$ 1,991,037	$ 1,918,309	4 %	$ 1,684,058	14 %
Expenses	1,515,284	1,364,928	11 %	1,238,171	10 %
Income from operations	475,753	553,381	(14)%	445,887	24 %
Net loss from investments	(3,078)	(366)	NM	(286)	NM
Interest income, net of interest expense	12,559	3,086	307 %	5,959	(48)%
Other income	3,379	—	NM	—	NM
Equity in earnings of unconsolidated affiliates	120,667	137,572	(12)%	117,134	17 %
Income before income taxes	609,280	693,673	(12)%	568,694	22 %
Income taxes	133,813	147,080	(9)%	121,408	21 %
Net income	475,467	546,593	(13)%	447,286	22 %
Diluted earnings per common share	$ 3.46	$ 3.81	(9)%	$ 3.00	27 %

* Variances noted "NM" indicate the percent change is not meaningful.

Significant Items Impacting Our Financial Results in 2022

Revenues increased $72.7 million, or 4%, to $2.0 billion in 2022 compared to 2021. Net income decreased $71.1 million, or 13%, to $475.5 million and diluted earnings per share decreased to $3.46 per share in 2022 compared to $3.81 per share in 2021. We believe the following items were significant to our business results during 2022:

- Revenue from Information processing and software servicing fees increased primarily from early termination fees of $88.0 million recorded during the first quarter 2022 and new client conversions.

- Revenue from Asset management, administration and distribution fees declined from lower assets under management from market depreciation during 2022 and negative cash flows from SEI fund programs due to client losses in the Investment Advisors and Institutional Investors segments. The decline was partially offset by positive cash flows into separately managed account programs and Strategist programs of the Investment Advisors segment. Average assets under management in equity and fixed income programs, excluding LSV, decreased $22.1 billion, or 11%, to $175.1 billion during 2022 as compared to $197.2 billion during 2021.

- Revenue from Asset management, administration and distribution fees increased from existing alternative investments clients of the Investment Managers segment due to new products and additional services. Average assets under administration reflect a loss of a significant client which was not charged asset-based fees.

- Revenues from our acquisitions of SEI Novus and Atlas Master Trust were $11.3 million and $4.8 million, respectively, during 2022. SEI Novus and Atlas Master Trust were acquired during the fourth quarter of 2021 and are reported in the Institutional Investors segment (See Note 15 to the Consolidated Financial Statements).

- Earnings from LSV decreased by $16.9 million, or 12%, in 2022 due to negative cash flows from existing clients, market depreciation and client losses. Increased performance fees during 2022 partially offset the decrease in earnings from LSV.

- Operating expenses increased from higher personnel and consulting costs due to business growth and competitive labor markets. Operational expenses also increased due to personnel costs and investments in compliance infrastructure to meet new regulatory requirements. The increase was partially offset by lower direct costs related to asset management revenues and lower amortization expense.

- We initiated a Voluntary Separation Program (VSP) to long-tenured employees as part of our commitment to professional development and expanded responsibilities for current and new employees by increasing advancement opportunities. We recognized one-time costs of $54.8 million during 2022 from the program. These costs are primarily included in Compensation, benefits and other personnel costs on the accompanying Consolidated Statements of Operations (See Note 14 to the Consolidated Financial Statements).

- The Institutional Investors segment includes personnel, professional fees, amortization and other costs related to SEI Novus and Atlas Master Trust. These expenses are primarily included in Compensation, benefits and other personnel costs, Consulting, outsourcing and professional fees, and Amortization on the accompanying Consolidated Statements of Operations.

- We capitalized $25.7 million of software development costs in 2022 for SWP as compared to $25.9 million in 2021. Amortization expense related to SWP decreased to $35.6 million during 2022 as compared to $47.8 million during 2021 due to the fully amortized initial SWP development costs (See the caption "Capitalized software development costs" later in this discussion for more information).

- The effective tax rate during 2022 was 22.0% as compared to 21.2% during 2021. The increase in the effective rate was primarily due to reduced tax benefits related to a lower volume of stock option exercises and an increase in the state effective tax rate.

- We continued the stock repurchase program during 2022 and purchased approximately 5,914,000 shares at an average price of $57.22 per share for a total cost of $338.4 million.

Significant Items Impacting Our Financial Results in 2021

Revenues increased $234.3 million, or 14%, to $1.9 billion in 2021 compared to 2020. Net income increased $99.3 million, or 22%, to $546.6 million and diluted earnings per share increased to $3.81 per share in 2021 compared to $3.00 per share in 2020. We believe the following items were significant to our business results during 2021:

- Revenue from Asset management, administration and distribution fees increased from higher average assets under administration from market appreciation and positive cash flows from new and existing clients. Average assets under administration increased $137.3 billion, or 19%, to $855.0 billion during 2021 as compared to $717.7 billion during 2020.

- Revenue from Asset management, administration and distribution fees also increased from higher assets under management. Average assets under management, excluding LSV, increased $51.1 billion, or 21%, to $293.7 billion during 2021 as compared to $242.6 billion during 2020. The increase was primarily due to market appreciation from the recovery of the capital markets during the later half of 2020 and throughout 2021. Defined benefit plan client losses in the Institutional Investors segment partially offset the increase and negatively impacted our asset-based revenues.

- Information processing and software servicing fees in the Private Banks segment increased by $32.1 million during 2021 due to higher asset balances processed on SWP.

- Earnings from LSV increased by $20.4 million, or 17%, in 2021 due to higher assets under management from market appreciation and new clients. Negative cash flows from existing clients and client losses partially offset the increase in earnings from LSV.

- Operating expenses increased primarily from direct costs related to increased revenues and higher personnel costs due to business growth and competitive labor markets.

- Stock-based compensation expense increased $14.4 million during 2021 due to a change in estimate of the timing of when stock-option vesting targets would be achieved and stock option awards granted in late 2020, net of forfeitures.

- We capitalized $25.9 million of software development costs in 2021 for SWP as compared to $22.3 million in 2020. Amortization expense related to SWP increased to $47.8 million during 2021 as compared to $43.9 million during 2020 due to additional enhancements placed into service.

- The effective tax rate during 2021 was 21.2% as compared to 21.3% during 2020.

- On November 12, 2021, we acquired all ownership interests of Novus Partners (Novus), a global portfolio intelligence platform company, to expand our capabilities for clients of the Institutional Investors segment.

- We continued the stock repurchase program during 2021 and purchased approximately 6,747,000 shares at an average price of $61.00 per share for a total cost of $411.5 million.

Other Significant Items Impacting Our Business

Infrastructure Investments

We believe that a critical component of our long-term success is our ability to continually improve our technology infrastructure. Accordingly, we endeavor to:

- automate previously manual processes in our operational, compliance, risk, control and other functions in order to create internal efficiencies;
- evolve our cyber-security and data privacy systems to combat known and emerging threats and meet and exceed industry and regulatory standards around the world;
- increase the resiliency and reliability of our systems; and
- create more efficient technology solutions to scale our various businesses.

We will continue to invest in improving our technology infrastructure in order to maintain the foundation that we believe enables us to best serve our clients' needs.

Investment Processing and Software Servicing Fees

Investment processing and software servicing fees in our Private Banks segment primarily include application and business-process-outsourcing services, professional fees and transaction-based services. Application and business-process-outsourcing services revenues are based upon the type and number of investor accounts serviced or as a percentage of the market value of the clients' asset processed on our platforms. Professional services revenues are earned from contracted, project-oriented services. Transaction-based revenues are primarily earned from fees earned on securities trades executed on behalf of our clients. Approximately 44% of our investment processing and software servicing fees are earned as a percentage of the market value of clients' asset processed, primarily from SWP and our mutual fund trading solution clients.

Investment Management Platforms

Our investment management platforms include investment management programs and back-office investment processing outsourcing services and are generally offered on a bundled basis. Although we believe the breadth of our business solutions offer a competitive advantage, factors such as the underperformance of investment products that we manage relative to our competitors or to benchmarks and client preferences for lower cost investment products offered through an unbundled model have resulted in cash outflows and a loss of management fees primarily impacting the Investment Advisors segment.

Sensitivity of our revenues and earnings to capital market fluctuations

The majority of our revenues are based on the value of assets invested in investment products that we manage or administer which are affected by changes in the capital markets and the portfolio strategy of our clients or their customers.

The capital market conditions during 2022 were marked by significant depreciation across fixed income and equity markets regardless of region or style. These unfavorable market conditions had a negative impact on our asset-based fees thereby decreasing our base revenues. Macroeconomic factors such as persistent inflationary pressures, the continuation of interest rate increases, stagnant or recessionary economies, tight labor markets and geopolitical tensions, among others, could have significant influence on capital markets in 2023 and beyond. Any prolonged future downturns in general capital market conditions could have adverse effects on our revenues and earnings derived from assets under management and administration.

Ending Asset Balances

This table presents ending asset balances of our clients, or of our clients' customers, for which we provide management or administrative services through our subsidiaries and partnerships in which we have a significant interest.

Ending Asset Balances

(In millions)				As of December 31,		
	2022		**2021**	**Percent Change**	**2020**	**Percent Change**
Private Banks:						
Equity and fixed-income programs	$	22,377	$ 26,281	(15)%	$ 25,498	3 %
Collective trust fund programs		7	6	17 %	6	— %
Liquidity funds		3,201	4,724	(32)%	3,778	25 %
Total assets under management	$	25,585	$ 31,011	(17)%	$ 29,282	6 %
Client assets under administration		4,151	4,481	(7)%	26,346	(83)%
Total assets	$	29,736	$ 35,492	(16)%	$ 55,628	(36)%
Investment Advisors:						
Equity and fixed-income programs	$	66,240	$ 81,686	(19)%	$ 71,248	15 %
Liquidity funds		5,436	4,317	26 %	3,832	13 %
Total Platform assets under management	$	71,676	$ 86,003	(17)%	$ 75,080	15 %
Platform-only assets		13,931	14,564	(4)%	11,862	23 %
Total Platform assets	$	85,607	$ 100,567	(15)%	$ 86,942	16 %
Institutional Investors:						
Equity and fixed-income programs	$	73,178	$ 91,719	(20)%	$ 90,869	1 %
Collective trust fund programs		5	5	— %	98	(95)%
Liquidity funds		1,557	2,118	(26)%	2,128	— %
Total assets under management	$	74,740	$ 93,842	(20)%	$ 93,095	1 %
Advised assets		4,314	4,857	(11)%	4,063	20 %
Total assets	$	79,054	$ 98,699	(20)%	$ 97,158	2 %
Investment Managers:						
Collective trust fund programs (A)	$	141,285	$ 92,549	53 %	$ 75,214	23 %
Liquidity funds		199	423	(53)%	424	— %
Total assets under management	$	141,484	$ 92,972	52 %	$ 75,638	23 %
Client assets under administration		810,491	907,377	(11)%	760,397	19 %
Total assets	$	951,975	$ 1,000,349	(5)%	$ 836,035	20 %
Investments in New Businesses:						
Equity and fixed-income programs	$	1,912	$ 2,096	(9)%	$ 1,711	23 %
Liquidity funds		215	240	(10)%	162	48 %
Total assets under management	$	2,127	$ 2,336	(9)%	$ 1,873	25 %
Advised assets		1,077	1,410	(24)%	1,299	NM
Total assets	$	3,204	$ 3,746	(14)%	$ 3,172	18 %
LSV:						
Equity and fixed-income programs (B)	$	83,753	$ 98,984	(15)%	$ 93,692	6 %

Total:							
Equity and fixed-income programs (C)	$	**247,460**	$	300,766	(18)%	$ 283,018	6 %
Collective trust fund programs		**141,297**		92,560	53 %	75,318	23 %
Liquidity funds		**10,608**		11,822	(10)%	10,324	15 %
Total assets under management	$	**399,365**	$	405,148	(1)%	$ 368,660	10 %
Advised assets		**5,391**		6,267	(14)%	5,362	17 %
Client assets under administration (D)		**814,642**		911,858	(11)%	786,743	16 %
Platform-only assets		**13,931**	$	14,564	(4)%	11,862	23 %
Total assets	$	**1,233,329**	$	1,337,837	(8)%	$ 1,172,627	14 %

(A) Collective trust fund program assets are included in assets under management since SEI is the trustee. Fees earned on this product are less than fees earned on customized asset management programs.

(B) Equity and fixed-income programs include $2.1 billion of assets managed by LSV in which fees are based solely on performance and are not calculated as an asset-based fee (as of December 31, 2022).

(C) Equity and fixed-income programs include $6.4 billion of assets invested in various asset allocation funds at December 31, 2022.

(D) In addition to the assets presented, SEI also administers an additional $12.5 billion in Funds of Funds assets on which SEI does not earn an administration fee (as of December 31, 2022).

Average Asset Balances

This table presents average asset balances of our clients, or of our clients' customers, for which we provide management or administrative services through our subsidiaries and partnerships in which we have a significant interest.

Average Asset Balances

(In millions)

	For the Year Ended December 31,				
	2022	**2021**	**Percent Change**	**2020**	**Percent Change**
Private Banks:					
Equity and fixed-income programs	**$ 23,326**	$ 25,857	(10)%	$ 23,728	9 %
Collective trust fund programs	**7**	6	17 %	6	— %
Liquidity funds	**3,834**	4,019	(5)%	3,902	3 %
Total assets under management	**$ 27,167**	$ 29,882	(9)%	$ 27,636	8 %
Client assets under administration	**4,204**	4,451	(6)%	24,831	(82)%
Total assets	**$ 31,371**	$ 34,333	(9)%	$ 52,467	(35)%
Investment Advisors:					
Equity and fixed-income programs	**$ 70,394**	$ 77,596	(9)%	$ 63,812	22 %
Liquidity funds	**5,682**	3,509	62 %	4,641	(24)%
Total Platform assets under management	**$ 76,076**	$ 81,105	(6)%	$ 68,453	18 %
Platform-only assets	**13,574**	13,426	1 %	9,914	35 %
Total Platform assets	**$ 89,650**	94,531	(5)%	78,367	21 %
Institutional Investors:					
Equity and fixed-income programs	**$ 79,415**	$ 91,832	(14)%	$ 81,518	13 %
Collective trust fund programs	**5**	44	(89)%	98	(55)%
Liquidity funds	**1,939**	2,609	(26)%	2,302	13 %
Total assets under management	**$ 81,359**	$ 94,485	(14)%	$ 83,918	13 %
Advised assets	**4,330**	4,533	(4)%	3,608	26 %
Total assets	**$ 85,689**	$ 99,018	(13)%	$ 87,526	13 %
Investment Managers:					
Collective trust fund programs (A)	**125,595**	85,622	47 %	60,348	42 %
Liquidity funds	**311**	496	(37)%	519	(4)%
Total assets under management	**$ 125,906**	$ 86,118	46 %	$ 60,867	41 %
Client assets under administration	**837,647**	850,510	(2)%	692,819	23 %
Total assets	**$ 963,553**	$ 936,628	3 %	$ 753,686	24 %
Investments in New Businesses:					
Equity and fixed-income programs	**$ 1,968**	$ 1,906	3 %	$ 1,581	21 %
Liquidity funds	**247**	202	22 %	174	16 %
Total assets under management	**$ 2,215**	$ 2,108	5 %	$ 1,755	20 %
Advised assets	**1,191**	1,395	(15)%	1,199	16 %
Total assets	**$ 3,406**	$ 3,503	(3)%	$ 2,954	19 %
LSV:					
Equity and fixed-income programs (B)	**$ 87,220**	$ 99,591	(12)%	$ 85,043	17 %

Total:							
Equity and fixed-income programs (C)	$	262,323	$	296,782	(12)%	255,682	16 %
Collective trust fund programs		125,607		85,672	47 %	60,452	42 %
Liquidity funds		12,013		10,835	11 %	11,538	(6)%
Total assets under management	$	399,943	$	393,289	2 %	$ 327,672	20 %
Advised assets		5,521		5,928	(7)%	4,807	23 %
Client assets under administration (D)		841,851		854,961	(2)%	717,650	19 %
Platform-only assets		13,574		13,426	1 %	9,914	35 %
Total assets	$	1,260,889	$	1,267,604	(1)%	$ 1,060,043	20 %

(A) Collective trust fund program average assets are included in assets under management since SEI is the trustee. Fees earned on this product are less than fees earned on customized asset management programs.

(B) Equity and fixed-income programs include assets managed by LSV in which fees are based solely on performance and are not calculated as an asset-based fee. The average value of these assets for the year ended December 31, 2022 was $2.0 billion.

(C) Equity and fixed-income programs include $6.8 billion of average assets invested in various asset allocation funds for the year ended December 31, 2022.

(D) In addition to the assets presented, SEI also administers an additional $13.0 billion of average assets in Funds of Funds assets for the year ended December 31, 2022 on which SEI does not earn an administration fee.

In the preceding tables, assets under management are total assets of our clients or their customers invested in our equity and fixed-income investment programs, collective trust fund programs, and liquidity funds for which we provide asset management services through our subsidiaries and partnerships in which we have a significant interest. Advised assets include assets for which we provide advisory services through a subsidiary to the accounts but do not manage the underlying assets. Assets under administration include total assets of our clients or their customers for which we provide administrative services, including client fund balances for which we provide administration and/or distribution services through our subsidiaries and partnerships in which we have a significant interest. The assets presented in the preceding tables do not include assets processed on SWP and are not included in the accompanying Consolidated Balance Sheets because we do not own them.

Business Segments

Revenues, Expenses and Operating profit (loss) for our business segments for the year ended 2022 compared to the year ended 2021, and for the year ended 2021 compared to the year ended 2020 were:

Year Ended December 31,	2022	2021	Percent Change	2020	Percent Change
Private Banks:					
Revenues	$ 575,625	$ 493,570	17 %	$ 455,393	8 %
Expenses	473,209	462,796	2 %	446,481	4 %
Operating profit	$ 102,416	$ 30,774	233 %	$ 8,912	245 %
Operating margin	18 %	6 %		2 %	
Investment Advisors:					
Revenues	447,766	482,949	(7)%	407,564	18 %
Expenses	251,650	240,334	5 %	205,913	17 %
Operating profit	$ 196,116	$ 242,615	(19)%	$ 201,651	20 %
Operating margin	44 %	50 %		49 %	
Institutional Investors:					
Revenues	323,353	343,805	(6)%	317,627	8 %
Expenses	172,252	168,070	2 %	149,909	12 %
Operating profit	$ 151,101	$ 175,735	(14)%	$ 167,718	5 %
Operating margin	47 %	51 %		53 %	
Investment Managers:					
Revenues	624,918	581,157	8 %	489,462	19 %
Expenses	404,850	348,655	16 %	308,999	13 %
Operating profit	$ 220,068	$ 232,502	(5)%	$ 180,463	29 %
Operating margin	35 %	40 %		37 %	
Investments in New Businesses:					
Revenues	19,375	16,828	15 %	14,012	20 %
Expenses	45,159	53,219	(15)%	52,871	1 %
Operating loss	$ (25,784)	$ (36,391)	NM	$ (38,859)	NM

For additional information pertaining to our business segments, see Note 12 to the Consolidated Financial Statements.

Private Banks

Year Ended December 31,	2022	2021	Percent Change	2020	Percent Change
Revenues:					
Investment processing and software servicing fees	$ 453,531	$ 356,655	27 %	$ 324,574	10 %
Asset management, administration & distribution fees	122,094	136,915	(11)%	130,819	5 %
Total revenues	$ 575,625	$ 493,570	17 %	$ 455,393	8 %

Revenues increased $82.1 million, or 17%, in 2022 compared to the prior year. Revenues during 2022 were primarily affected by:

- An increase in one-time termination fees, including an $88.0 million fee recorded during the first quarter 2022 from a significant investment processing client;
- Increased investment processing fees from new client conversions; and
- Increased revenues from U.K. clients impacted by increased interest rates; partially offset by
- Decreased investment processing fees from lost clients and market depreciation during 2022;
- Decreased investment management fees from existing international clients due to market depreciation during 2022;
- The negative impact from foreign currency exchange rate fluctuations between the U.S. dollar and the British pound on our foreign operations; and
- A negative adjustment to fees from an investment processing client which reduced their business processed through divestment.

Revenues increased $38.2 million, or 8%, in 2021 compared to the prior year. Revenues during 2021 were primarily affected by:

- Increased investment processing fees from new SWP client conversions and growth from existing SWP clients, partially due to market appreciation;
- Increased investment management fees from existing international clients due to market appreciation;
- Increased non-recurring professional service fees and one-time early termination fees from existing clients; and
- The positive impact from foreign currency exchange rate fluctuations of the British pound and Canadian dollar on our foreign operations; partially offset by
- Decreased investment management fees from liquidity products; and
- Decreased investment processing fees from the loss of clients.

Operating margins were 18% in 2022 and 6% in 2021. Operating income increased $71.6 million, or 233%, in 2022 compared to the prior year. Operating income in 2022, excluding the previously mentioned early termination fees of $88.0 million, net of direct costs of $1.9 million, would have been $16.3 million. Operating income in 2022 was primarily affected by:

- An increase in revenues; and
- Decreased direct expenses associated with lower investment management fees from existing international clients; partially offset by
- Increased personnel costs due to competitive labor markets;
- Increased costs, mainly personnel and consulting costs, primarily related to maintenance, support and client migrations to SWP; and
- The negative impact from foreign currency exchange rate fluctuations between the U.S. dollar and the British pound on our foreign operations.

Operating margins were 6% in 2021 and 2% in 2020. Operating income increased $21.9 million, or 245%, in 2021 compared to the prior year. Operating income in 2021 was primarily affected by:

- An increase in revenues; and
- Decreased non-capitalized costs, mainly personnel and consulting costs, related to maintenance, support and client migrations to SWP; partially offset by
- Increased direct expenses associated with increased investment management fees from existing international clients;
- Increased amortization expense related to SWP; and

- Increased personnel and stock-based compensation costs.

Investment Advisors

Year Ended December 31,	2022	2021	Percent Change	2020	Percent Change
Revenues:					
Investment management fees-SEI fund programs	$ 263,266	$ 301,581	(13)%	$ 271,627	11 %
Separately managed account fees	162,762	158,181	3 %	115,887	36 %
Other fees	21,738	23,187	(6)%	20,050	16 %
Total revenues	$ 447,766	$ 482,949	(7)%	$ 407,564	18 %

Revenues decreased $35.2 million, or 7%, in 2022 compared to the prior year. Revenues during 2022 were primarily affected by:

- Decreased investment management fees from SEI fund programs resulting from market depreciation during 2022 and negative cash flows primarily from a significant client loss during the third-quarter 2022; partially offset by
- Increased fees from separately managed account programs and Strategist programs from positive cash flows and market appreciation occurring during 2021.

Revenues increased $75.4 million, or 18%, in 2021 compared to the prior year. Revenues during 2021 were primarily affected by:

- Increased fees from separately managed account programs and Strategist programs from positive cash flows; and
- The positive impact to investment management fees from market appreciation; partially offset by
- Negative cash flows from SEI-sponsored mutual funds.

Operating margins were 44% in 2022 and 50% in 2021. Operating income decreased $46.5 million, or 19%, in 2022 compared to the prior year. Operating income in 2022 was primarily affected by:

- A decrease in revenues;
- Increased direct expenses associated with increased assets into our separately managed account program; and
- Increased personnel and technology costs as well as increased promotion costs; partially offset by
- Decreased direct expenses related to a significant client loss during third-quarter 2022.

Operating margins were 50% in 2021 and 49% in 2020. Operating income increased $41.0 million, or 20%, in 2021 compared to the prior year. Operating income in 2021 was primarily affected by:

- An increase in revenues; partially offset by
- Increased direct expenses associated with increased assets into our separately managed account program; and
- Increased promotion costs as well as increased personnel and stock-based compensation costs.

Institutional Investors

Revenues decreased $20.5 million, or 6%, in 2022 compared to the prior year. Revenues during 2022 were primarily affected by:

- Decreased investment management fees from defined benefit client losses and market depreciation during 2022; and
- The negative impact from foreign currency exchange rate fluctuations between the U.S. dollar and the British pound on our foreign operations; partially offset by
- Added revenues from the acquisitions of SEI Novus and Atlas Master Trust.

Revenues increased $26.2 million, or 8%, in 2021 compared to the prior year. Revenues during 2021 were primarily affected by:

- Increased investment management fees from market appreciation;
- Asset funding from new sales of our OCIO platform;
- Performance fees associated with SEI-sponsored investment products; and
- The positive impact from foreign currency exchange rate fluctuations between the U.S. dollar and the British pound on our foreign operations; partially offset by
- Defined benefit client losses.

Operating margins were 47% in 2022 and 51% in 2021. Operating income decreased $24.6 million, or 14%, in 2022 compared to the prior year. Operating income during 2022 was primarily affected by:

- A decrease in revenues;
- Increased personnel, professional fees, amortization and other costs related to the acquisitions of SEI Novus and Atlas Master Trust; partially offset by
- Decreased direct expenses associated with investment management fees.

Operating margins were 51% in 2021 and 53% in 2020. Operating income increased slightly in 2021 compared to the prior year. Operating income during 2021 was primarily affected by:

- An increase in revenues; mostly offset by
- Increased direct expenses associated with investment management fees; and
- Increased personnel and stock-based compensation costs.

Investment Managers

Revenues increased $43.8 million, or 8%, in 2022 compared to the prior year. Revenues during 2022 were primarily affected by:

- Increased revenues from new products launched and additional services provided to our largest alternative fund clients; and
- Positive cash flows into alternative and separately managed account offerings from new and existing clients; partially offset by
- Client losses, fund closures and the impact of market depreciation during 2022 to revenue from traditional fund clients.

Revenues increased $91.7 million, or 19%, in 2021 compared to the prior year. Revenues during 2021 were primarily affected by:

- Higher valuations of existing client assets from market appreciation; and
- Positive cash flows into alternative, traditional and separately managed account offerings from new and existing clients; partially offset by
- Client losses and fund closures.

Operating margins were 35% in 2022 and 40% in 2021. Operating income decreased $12.4 million, or 5%, in 2022 compared to the prior year. Operating income during 2022 was primarily affected by:

- Increased personnel costs due to competitive labor markets;
- Increased costs associated with new business, primarily personnel expenses and third-party vendor costs; and
- Increased non-capitalized investment spending, mainly consulting costs; partially offset by
- An increase in revenues;

Operating margins were 40% in 2021 and 37% in 2020. Operating income increased $52.0 million, or 29%, in 2021 compared to the prior year. Operating income during 2021 was primarily affected by:

- An increase in revenues; partially offset by
- Increased costs associated with new business, primarily personnel expenses and third-party vendor costs; and
- Increased non-capitalized investment spending, mainly consulting costs.

Other

Corporate overhead expenses

Corporate overhead expenses primarily consist of general and administrative expenses and other costs not directly attributable to a reportable business segment. Corporate overhead expenses were $168.2 million, $91.9 million and $74.0 million in 2022, 2021 and 2020, respectively. The increase in corporate overhead expenses during 2022 is primarily due to personnel costs associated with the VSP of $54.8 million (See Note 14 to the Consolidated Financial Statements). Corporate overhead expenses also increased due to higher personnel costs, consulting and professional fees and severance costs unrelated to the VSP. The increase in corporate overhead expenses during 2021 is primarily due to an increase in personnel costs, stock-based compensation, consulting and professional fees.

Other income and expense items

Other income and expense items on the accompanying Consolidated Statements of Operations consist of:

Year Ended December 31,	2022	2021	2020
Net loss from investments	$ (3,078)	$ (366)	$ (286)
Interest and dividend income	13,308	3,649	6,568
Interest expense	(749)	(563)	(609)
Other income	3,379	—	—
Equity in earnings of unconsolidated affiliates	120,667	137,572	117,134
Total other income and expense items, net	$ 133,527	$ 140,292	$ 122,807

Net loss from investments

Net losses from investments during 2022 were primarily due to realized and unrealized losses recorded in current earnings related to the investment funds sponsored by LSV, equity holdings and SEI-sponsored mutual funds as well as realized losses related to available-for-sale debt securities held for regulatory compliance purposes (See Note 5 to the Consolidated Financial Statements).

Interest and dividend income

Interest and dividend income is earned based upon the amount of cash that is invested daily. The increase in interest and dividend income in 2022 was due to increases in interest rates. The decrease in interest and dividend income in 2021 was due to an overall decline in interest rates.

Other income

Other income is related to proceeds received from insurance recoveries of $4.4 million during 2022 for weather-related damage to our corporate headquarters. Property and equipment with a book value of approximately $1.0 million was written off from these damages, which resulted in other income of $3.4 million during 2022.

Equity in earnings of unconsolidated affiliates

Equity in earnings of unconsolidated affiliate reflects our 38.6% ownership interest in LSV. The table below presents the revenues and net income of LSV and our proportionate share in LSV's earnings.

	2022	2021	Percent Change	2020	Percent Change
Revenues	$ 406,895	$ 456,259	(11)%	$ 391,648	16 %
Net income	312,180	354,964	(12)%	301,620	18 %
SEI's proportionate share in the earnings of LSV	$ 120,667	$ 137,572	(12)%	$ 117,134	17 %

The decrease in earnings from LSV in 2022 was due to negative cash flows from existing clients, market depreciation and client losses. Increased performance fees during 2022 partially offset the decrease in earnings from LSV. Average assets under management by LSV decreased $12.4 billion to $87.2 billion during 2022 as compared to $99.6 billion during 2021, a decrease of 12%. The increase in earnings from LSV in 2021 was due to higher assets under management from market appreciation and new clients. Increased performance fees also positively impacted earnings from LSV. Negative cash flows from existing clients and client losses partially offset the increase in earnings.

Amortization

Amortization expense on the accompanying Consolidated Statements of Operations consists of:

	2022	2021	Percent Change	2020	Percent Change
Capitalized software development costs	$ 41,437	$ 53,568	(23)%	$ 49,062	9%
Intangible assets acquired through acquisitions and asset purchases	12,580	5,260	139%	3,683	43%
Other	$ 263	$ 324	(19)%	$ 230	41%
Total amortization expense	$ 54,280	$ 59,152	(8)%	$ 52,975	12%

Capitalized software development costs

Capitalized software development costs are amortized on a project basis using the straight-line method over the estimated economic life of the product or enhancement. The capitalization of the initial development work related to SWP began in mid-2007 when the platform was determined to be ready for its intended use. The amortization expense related to the initial software development costs ended in the second quarter of 2022, resulting in a decline in amortization expense related to capitalized software development costs in 2022. The increase in amortization expense related to capitalized software development costs in 2021 was due to additional enhancements to SWP placed into service (See Note 1 to the Consolidated Financial Statements).

Intangible assets acquired through acquisitions and asset purchases

The increase in amortization expense related to intangible assets and asset purchases in 2022 and 2021 was due to the acquisitions of Finomial, SEI Novus and Atlas Master Trust during the fourth quarter 2021. Through these transactions, we acquired intangible assets related to technology, trade names and client relationships which are amortized over the estimated useful life of the assets (See Note 15 to the Consolidated Financial Statements).

Income Taxes

Our effective tax rate was 22.0% for 2022, 21.2% for 2021 and 21.3% for 2020. The effective tax rate is affected by recurring items, such as the U.S. federal tax rates and tax rates in various states and foreign jurisdictions and the relative amount of income earned in those jurisdictions. The income earned by jurisdiction has been fairly consistent. The effective tax rate is also affected by discrete items that may occur in any given year, but are not consistent from year to year.

Below are the most significant recurring and discrete items (See Note 11 to the Consolidated Financial Statements for more information):

Year Ended December 31,	2022	2021	2020
Statutory rate	21.0 %	21.0 %	21.0 %
State taxes, net of federal tax benefit	2.9	2.6	3.0
Foreign tax expense and tax rate differential	(0.2)	(0.1)	(0.4)
Tax benefit from stock option exercises	(0.7)	(1.2)	(1.1)
Research and development tax credit	(1.1)	(1.0)	(1.0)
Foreign-Derived Intangible Income Deduction (FDII)	(0.3)	(0.2)	(0.3)
Other, net	0.4	0.1	0.1
	22.0 %	21.2 %	21.3 %

The increase in the effective rate in 2022 was primarily due to reduced tax benefits related to the lower volume of stock option exercises as compared to the prior year and an increase in the state effective tax rate.

Stock-Based Compensation

During 2022, 2021 and 2020, we recognized approximately $39.4 million, $41.5 million and $27.0 million, respectively, in stock-based compensation expense. The majority of our stock-based compensation expense is related to stock options. Stock options do not vest solely due to the passage of time but as a result of the achievement of financial vesting targets. Stock options granted included a service condition which requires a minimum two or four year waiting period from the grant date along with the attainment of the applicable financial vesting target. The amount of stock-based compensation expense related to stock options is recognized based upon an estimate of when the financial vesting targets may be achieved. Any change in estimate could result in the remaining amount of stock-based compensation expense to be accelerated, spread out over a longer period, or reversed. This may cause volatility in the recognition of stock-based compensation expense and materially affect earnings.

During 2022, 2021 and 2020, we revised the estimates of when certain vesting targets were expected to be achieved. These changes in estimates resulted in an increase in stock-based compensation expense of $4.9 million in 2022, an increase in stock-based compensation expense of $5.9 million in 2021, and an decrease in stock-based compensation expense of $2.7 million in 2020.

There was approximately $95.8 million of unrecognized compensation cost related to unvested employee stock options at December 31, 2022 and we expect to recognize approximately $36.6 million in stock-based compensation costs for stock options in 2023.

Fair Value Measurements

The fair value of financial assets and liabilities, except for the investment funds sponsored by LSV, is determined in accordance with the fair value hierarchy. The fair value of the investment funds sponsored by LSV is measured using the net asset value per share (NAV) as a practical expedient. The fair value of all other financial assets are determined using Level 1 or Level 2 inputs and consist mainly of investments in equity or fixed-income mutual funds that are quoted daily and Government National Mortgage Association (GNMA) and other U.S. government agency securities that are single issuer pools that are valued based on current market data of similar assets. Level 3 financial liabilities at December 31, 2022 and December 31, 2021 consist of the contingent consideration resulting from an acquisition (See Note 15 to the Consolidated Financial Statements).

Regulatory Matters

Like many firms operating within the financial services industry, we are experiencing a complex and changing regulatory environment across our markets. Our current scale and reach as a provider to the financial services industry, the introduction and implementation of new solutions for our financial services industry clients, the increased regulatory oversight of the financial services industry generally, new laws and regulations affecting the financial services industry and ever-changing regulatory interpretations of existing laws and regulations, and a greater propensity of regulators to pursue enforcement actions and other sanctions against regulated entities, have made this an increasingly challenging and costly regulatory environment in which to operate.

SEI and some of our regulated subsidiaries have undergone or been scheduled to undergo a range of periodic or thematic reviews, examinations or investigations by numerous regulatory authorities around the world, including the Office of the Comptroller of the Currency, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Financial Conduct Authority of the United Kingdom (FCA), the Central Bank of Ireland and others. These regulatory activities typically result in the identification of matters or practices to be addressed by us or our subsidiaries and, in certain circumstances, the regulatory authorities require remediation activities or pursue enforcement proceedings against us or our subsidiaries. As described under the caption "Regulatory Considerations" in Item 1 of this report, the range of possible sanctions that are available to regulatory authorities include limitations on our ability to engage in business for specified periods of time, the revocation of registration, censures and fines. The direct and indirect costs of responding to these regulatory activities and of complying with new or modified regulations, as well as the potential financial costs and potential reputational impact against us of any enforcement proceedings that might result, is uncertain but could have a material adverse impact on our operating results or financial position.

Liquidity and Capital Resources

Year Ended December 31,		2022		2021		2020
Net cash provided by operating activities	$	566,119	$	633,101	$	488,682
Net cash used in investing activities		(89,809)		(164,883)		(67,496)
Net cash used in financing activities		(437,235)		(422,319)		(482,135)
Effect of exchange rate changes on cash and cash equivalents		(17,474)		(1,868)		4,129
Net increase (decrease) in cash and cash equivalents		21,601		44,031		(56,820)
Cash, cash equivalents and restricted cash, beginning of year		831,758		787,727		844,547
Cash, cash equivalents and restricted cash, end of year	$	853,359	$	831,758	$	787,727

Our credit facility provides for borrowings up to $325.0 million and is scheduled to expire in April 2026. In November 2021, we borrowed $40.0 million under the credit facility for the funding of an acquisition (See Note 15 to the Consolidated Financial Statements). We made principal payments of $40.0 million during 2022 to fully repay the outstanding balance of the credit facility.

As of January 31, 2023, we had outstanding letters of credit of $6.0 million which reduced the amount available under the credit facility. These letters of credit were primarily issued for the expansion of the corporate headquarters and are due to expire in 2023. As of January 31, 2023, the amount of the credit facility available for corporate purposes was $319.0 million.

The availability of the credit facility is subject to compliance with certain covenants set forth in the agreement. The credit facility contains covenants which restrict our ability to engage in transactions with affiliates other than wholly-owned subsidiaries or to incur liens or certain types of indebtedness as defined in the agreement. In the event of a default under the credit facility, we would also be restricted from paying dividends on, or repurchasing, our common stock. Currently, our ability to borrow from the credit facility is not limited by any covenant of the agreement (See Note 6 to the Consolidated Financial Statements).

The credit facility contains terms that utilize the London InterBank Offered Rate (LIBOR) as a potential component of the interest rate to be applied to any borrowings; however, an alternative reference rate is included under the agreement which provides for a specified replacement rate upon a LIBOR cessation event. At the time of a LIBOR cessation event, the replacement rate, the Secured Overnight Financing Rate (SOFR), self-executes without the need for negotiations or a formal amendment process.

The majority of excess cash reserves are primarily placed in accounts located in the United States that invest in SEI-sponsored money market mutual funds denominated in the U.S. dollar. We also utilize demand deposit accounts or money market accounts at several well-established financial institutions located in the United States. Accounts used to manage these excess cash reserves do not impose any restrictions or limitations that would prevent us from being able to access such cash amounts immediately. As of January 31, 2023, the amount of cash and cash equivalents considered free and immediately accessible for other general corporate purposes was $357.3 million.

Cash and cash equivalents include accounts managed by our subsidiaries that are used in their operations or to cover specific business and regulatory requirements. The availability of this cash for other purposes beyond the operations of these subsidiaries may be limited. We therefore do not include accounts of our foreign subsidiaries in the calculation of free and immediately accessible cash for other general corporate purposes. A portion of the undistributed earnings of foreign subsidiaries are deemed repatriated. Any subsequent transfer of available cash related to the repatriated earnings of foreign subsidiaries could significantly increase free and immediately accessible cash.

Cash flows from operations decreased $67.0 million in 2022 compared to 2021 primarily from the decrease in net income, non-cash items and lower repayments of advances due from our unconsolidated affiliate, LSV, related to their working capital accounts. The positive impact from the change in the Company's working capital accounts partially offset the decrease. Cash flows from operations increased $144.4 million in 2021 compared to 2020 primarily from the increase in net income and increased repayments of advances due from our unconsolidated affiliate, LSV, related to their working capital accounts. The negative impact from the change in the Company's working capital accounts partially offset the increase.

Net cash used in investing activities includes:

- **Purchases, sales and maturities of marketable securities.** Our purchases, sales and maturities of marketable securities during 2022, 2021 and 2020 were as follows:

	2022	2021	2020
Purchases	$ (178,217)	$ (216,260)	$ (143,493)
Sales and maturities	161,160	195,096	155,952
Net investing activities from marketable securities	$ (17,057)	$ (21,164)	$ 12,459

See Note 5 to the Consolidated Financial Statements for more information related to marketable securities.

- **The capitalization of costs incurred in developing computer software.** We capitalized $35.3 million, $26.0 million and $24.1 million of software development costs in 2022, 2021 and 2020, respectively. The majority of our software development costs are related to significant enhancements for the expanded functionality of the SEI Wealth Platform. We also capitalized $9.6 million of software development costs during 2022 for a new platform for the Investment Managers segment.

- **Capital expenditures.** Capital expenditures in 2022, 2021 and 2020 primarily include purchased software and equipment for data center operations. Expenditures in 2020 also include the expansion of our corporate headquarters completed in the fourth quarter 2020. We continue to evaluate improvements to our information technology infrastructure which, if implemented, will result in additional expenditures for purchased software and equipment for data center operations.

- **Cash paid for acquisitions, net of cash acquired.** In October 2021, we made a net cash payment of $8.2 million to complete the acquisition of Finomial, an investor lifecycle management fintech firm. In November 2021, we made a net cash payment of $72.0 million to complete the acquisition of Novus, a global portfolio intelligence platform company (See Note 15 to the Consolidated Financial Statements).

- **Proceeds from insurance settlements**. We received insurance proceeds of $4.4 million during 2022 to recover costs for repairs made to our corporate headquarters.

- **Other investing activities.** In March 2021, we made a payment of $11.0 million to purchase a technology platform providing digital collaboration tools for financial advisors. In November 2021, we made a payment of $6.7 million to purchase a defined contribution master trust in the United Kingdom. We also received $7.6 million in proceeds from the sale of our ownership interest in a small regulatory compliance software firm during 2021.

Net cash used in financing activities includes:

- **Borrowings on revolving credit facility.** In November 2021, we borrowed $40.0 million for the funding of an acquisition (See Note 15 to the Consolidated Financial Statements).

- **_Principal repayments on revolving credit facility._** We made a principal payments of $40.0 million during 2022 to fully repay the entire outstanding balance of the credit facility.

- **_The repurchase of our common stock._** The Board of Directors has authorized the repurchase of common stock through multiple authorizations. Currently, there is no expiration date for the common stock repurchase program. The following table lists information regarding repurchases of common stock during 2022, 2021 and 2020:

Year	Total Number of Shares Repurchased	Average Price Paid per Share	Total Cost
2022	**5,914,000**	**$ 57.22**	**$ 338,442**
2021	6,747,000	61.00	411,534
2020	8,008,000	53.04	424,702

- **_Proceeds from the issuance of our common stock._** We received $58.2 million, $55.2 million and $49.4 million in proceeds from the issuance of common stock during 2022, 2021 and 2020, respectively. The proceeds we receive from the issuance of common stock is directly attributable to the levels of stock option exercise activity.

- **_Dividend payments._** Cash dividends paid during 2022, 2021 and 2020 were as follows:

Year	Cash Dividends Paid	Cash Dividends Paid per Share
2022	**$ 109,830**	**$ 0.80**
2021	105,516	0.74
2020	103,914	0.70

The Board of Directors declared a semi-annual cash dividend of $0.43 per share on December 5, 2022. The dividend was paid on January 5, 2023 for a total of $58.1 million.

Cash Requirements

Cash requirements and liquidity needs are primarily funded through cash flow from operations and our capacity for additional borrowing. At December 31, 2022, unused sources of liquidity consisted of cash and cash equivalents and the amount available under our credit facility.

We are obligated to make payments in connection with the credit facility, operating leases, maintenance contracts and other commitments (See Notes 6, 10 and 17 to the Consolidated Financial Statements). We believe our operating cash flow, available borrowing capacity, and existing cash and cash equivalents will provide adequate funds for these obligations and ongoing operations. We currently anticipate that our available funds and cash flow from operations will be sufficient to meet our operational cash needs and fund our stock repurchase program for at least the next 12 months and for the foreseeable future.

Critical Accounting Policies and Estimates

The accompanying consolidated financial statements and supplementary information were prepared in accordance with accounting principles generally accepted in the United States. Inherent in the application of many of these accounting policies is the need for management to make estimates which require extensive judgments in the determination of certain revenues, expenses, assets and liabilities. Materially different financial results can occur as circumstances change and additional information becomes known. We believe that the assumptions and estimates associated with computer software development costs, income taxes, stock-based compensation and the valuation of long-lived assets including goodwill and intangible assets acquired in an acquisition, when applicable, have the greatest potential to have a material impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. All of our significant accounting policies are discussed in Note 1 to the Consolidated Financial Statements.

Computer Software Development Costs:

We utilize internally developed computer software as part of our product offerings. In the development of a new software product, substantial consideration must be given by management to determine whether costs incurred are research and development costs, or internal software development costs eligible for capitalization. Management must consider a number of different factors during their evaluation of each computer software development project that includes estimates and assumptions. Costs considered to be research and development are expensed as incurred. After meeting specific requirements, internal software development costs are capitalized as incurred. The capitalization and ongoing assessment of recoverability of software development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life. Amortization of capitalized software development costs begins when the product is ready for its intended use. Capitalized software development costs are amortized on a project basis using the straight-line method over the estimated economic life of the product or enhancement.

We evaluate the carrying value of capitalized software when circumstances indicate the carrying value may not be recoverable. The review of capitalized software for impairment requires significant assumptions and estimates about operating strategies, underlying technologies utilized, and external market factors. External market factors include, but are not limited to, expected levels of competition, barriers to entry by potential competitors, stability in the target market and governmental regulations.

Income Taxes:

We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Management must make assumptions, judgments and estimates to determine our current provision for income taxes and also deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset.

Assumptions, judgments and estimates relative to the current provision for income taxes take into account current tax laws, interpretations of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. We have established reserves for income taxes to address potential exposures involving tax positions that could be challenged by tax authorities. Although we believe the assumptions, judgments and estimates are reasonable, changes in tax laws or interpretations of tax laws and the resolution of any future tax audits could significantly impact the amounts provided for income taxes in the consolidated financial statements.

Assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations or capital gains income and from which subsidiary or jurisdiction such income is expected to be realized. Actual operating results and the underlying amount and category of income in future years could render the current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause actual income tax obligations to differ from the estimates, thus materially impacting our financial position and results of operations.

Stock-Based Compensation:

Stock-based compensation cost for awards under share-based compensation plans is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period. We currently use the Black-Scholes option pricing model to determine the fair value of stock option awards. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as various other assumptions. These assumptions include expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends. We account for forfeitures as they occur. The amount of stock-based compensation expense for stock options that is recognized in a given period is dependent upon management's estimate of when the financial vesting targets are expected to be achieved. If this estimate proves to be inaccurate, the remaining amount of stock-based compensation expense for stock options could be accelerated, spread out over a longer period, or reversed. We currently base expectations for these assumptions from historical data and other applicable factors. These expectations are subject to change in future periods.

During 2022, 2021 and 2020, we revised our estimates of when certain vesting targets for stock option awards were expected to be achieved. These changes in estimates resulted in an increase in stock-based compensation expense of $4.9 million in 2022 in comparison to the previous management estimate, an increase in stock-based compensation expense of $5.9 million in 2021, and a decrease in stock-based compensation expense of $2.7 million in 2020 in comparison to the previous management estimates. For additional information regarding stock-based compensation, see Note 7 to the Consolidated Financial Statements.

Valuation of Assets Acquired in an Acquisition Including Goodwill and Intangible Assets:

We allocate the fair value of the total purchase price paid for acquisitions to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of the purchase price consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill to reporting units based on the expected benefit from the business combination. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Allocation of the purchase price consideration to identifiable assets and liabilities affects our amortization expense, as acquired finite-lived intangible assets are amortized over the useful life, whereas any indefinite-lived intangible assets, including goodwill, are not amortized. During the measurement period, which is not to exceed one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Goodwill is tested for impairment at the reporting unit level annually or more frequently if events or changes in circumstances would more likely than not reduce the fair value of a reporting unit below its carrying value. We have three reporting units subject to goodwill impairment testing. As of December 31, 2022, no impairment of goodwill has been identified.

Intangible assets acquired in an acquisition are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The evaluation is performed at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate from the use and eventual disposition. If such review indicates that the carrying amount of intangible assets is not recoverable, the carrying amount is reduced to fair value. We have not recorded any material impairment charges during the years presented.

The useful lives of our finite-lived intangible assets are determined by management when those assets are initially recognized and are routinely reviewed for the remaining estimated useful lives. The current estimate of useful lives represents management's best estimate based on current facts and circumstances, but may differ from the actual useful lives due to changes in future circumstances such as changes to our business operations, changes in the planned use of assets, and technological advancements. When we change the estimated useful life assumption for any asset, the remaining carrying amount of the asset is accounted for prospectively and depreciated or amortized over the revised estimated useful life.

The assessment of critical accounting policies and estimates is not meant to be an all-inclusive discussion of the uncertainties to financial results that can occur from the application of the full range of our accounting policies. Materially different financial results could occur in the application of other accounting policies as well. Also, materially different results can occur upon the adoption of new accounting standards.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Information required by this item is set forth under the captions "Our revenues and earnings are affected by changes in capital markets and significant changes in the value of financial instruments" and "Changes in interest rates may affect the value of our fixed-income investment securities" in Item 1A, Risk Factors and under the caption "Sensitivity of our revenues and earnings to capital market fluctuations" in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 8. Financial Statements and Supplementary Data.

All other schedules are omitted because they are not applicable, or not required, or because the required information is included in the Consolidated Financial Statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
SEI Investments Company:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of SEI Investments Company and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement schedule II referred to in Item 15(2) of this Form 10-K (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 21, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverability of SEI Wealth Platform^{SM} (SWP) Capitalized Software Development Costs

As discussed in Note 1 to the consolidated financial statements, the Company's capitalized software development costs primarily relate to the further development of SWP. As of December 31, 2022, the net book value of SWP was $225,975. The Company evaluates the carrying value of capitalized software development costs when circumstances indicate the carrying value may not be recoverable. The review of capitalized software development costs for recoverability requires significant assumptions about operating strategies, underlying technologies utilized, and external market factors. External market factors include, but are not limited to, expected levels of competition, barriers to entry by potential competitors, stability in the target market and governmental regulations.

We identified the assessment of the recoverability of SWP capitalized software costs as a critical audit matter. Assessing the Company's identification of changes in circumstances that indicate the carrying value of SWP may not be recoverable involved subjective auditor judgment. The judgments included consideration of factors that are external and internal to the Company, such as operating strategies, underlying technologies utilized, and external market factors.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the capitalized software development costs process. This included controls related to the Company's assessment of circumstances indicating the carrying value of SWP capitalized software development costs may not be recoverable. We evaluated management's assessment to identify changes in circumstances that indicate the carrying value of SWP may not be recoverable, including consideration of the Company's operating strategies, underlying technologies utilized, and external market factors by (1) inquiring of management responsible for SWP software development, (2) reading board of director minutes, shareholder presentations, press releases and available peer and industry information, and (3) analyzing the nature of SWP software costs capitalized in the current year.

/s/ KPMG LLP

We have served as the Company's auditor since 2014.

Philadelphia, Pennsylvania
February 21, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
SEI Investments Company:

Opinion on Internal Control Over Financial Reporting

We have audited SEI Investments Company and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement schedule II referred to in Item 15(2) of this Form 10-K (collectively, the consolidated financial statements), and our report dated February 21, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 21, 2023

Consolidated Balance Sheets

SEI Investments Company

(In thousands)

and Subsidiaries

December 31,	2022	2021
Assets		
Current Assets:		
Cash and cash equivalents	$ 853,008	$ 831,407
Restricted cash	351	351
Receivables from investment products	62,014	59,036
Receivables, net of allowance for doubtful accounts of $901 and $1,602	457,084	441,609
Securities owned	32,148	28,267
Other current assets	48,703	43,559
Total Current Assets	1,453,308	1,404,229
Property and Equipment, net of accumulated depreciation of $440,861 and $409,248	181,029	178,869
Operating Lease Right-of-Use Assets	24,992	33,614
Capitalized Software, net of accumulated amortization of $586,744 and $545,307	237,302	243,446
Available For Sale and Equity Securities	128,201	129,541
Investments in Affiliated Funds, at fair value	6,366	6,916
Investment in Unconsolidated Affiliate	104,673	107,918
Goodwill	115,599	117,232
Intangible Assets, net of accumulated amortization of $30,261 and $17,716	55,532	68,782
Deferred Contract Costs	37,928	36,236
Deferred Income Taxes	4,936	2,983
Other Assets, net	33,687	24,936
Total Assets	$ 2,383,553	$ 2,354,702

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

(In thousands)

SEI Investments Company
and Subsidiaries

December 31,	2022	2021
Liabilities and Equity		
Current Liabilities:		
Accounts payable	$ 13,283	$ 10,312
Accrued liabilities	359,363	324,382
Current portion of long-term operating lease liabilities	10,344	11,328
Deferred revenue	14,893	9,721
Total Current Liabilities	397,883	355,743
Borrowings Under Revolving Credit Facility	—	40,000
Long-term Income Taxes Payable	803	803
Deferred Income Taxes	—	48,876
Long-term Operating Lease Liabilities	18,786	27,639
Other Long-term Liabilities	12,257	20,878
Total Liabilities	429,729	493,939
Commitments and Contingencies		
Shareholders' Equity:		
Common stock, $.01 par value, 750,000 shares authorized; 134,162 and 138,449 shares issued and outstanding	1,342	1,384
Capital in excess of par value	1,307,162	1,246,608
Retained earnings	694,287	632,614
Accumulated other comprehensive loss, net	(48,967)	(19,843)
Total Shareholders' Equity	1,953,824	1,860,763
Total Liabilities and Equity	$ 2,383,553	$ 2,354,702

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

SEI Investments Company
and Subsidiaries

(In thousands, except per-share data)

Year Ended December 31,	2022	2021	2020
Revenues:			
Asset management, administration and distribution fees	**$ 1,514,063**	$ 1,547,016	$ 1,345,649
Information processing and software servicing fees	**476,974**	371,293	338,409
Total revenues	**1,991,037**	1,918,309	1,684,058
Expenses:			
Subadvisory, distribution and other asset management costs	**196,732**	218,068	181,618
Software royalties and other information processing costs	**29,006**	27,759	28,937
Compensation, benefits and other personnel	**720,029**	584,497	527,509
Stock-based compensation	**39,403**	41,451	27,014
Consulting, outsourcing and professional fees	**242,013**	223,200	227,916
Data processing and computer related	**125,171**	107,560	96,328
Facilities, supplies and other costs	**74,993**	69,760	64,915
Amortization	**54,280**	59,152	52,975
Depreciation	**33,657**	33,481	30,959
Total expenses	**1,515,284**	1,364,928	1,238,171
Income from operations	**475,753**	553,381	445,887
Net loss from investments	**(3,078)**	(366)	(286)
Interest and dividend income	**13,308**	3,649	6,568
Interest expense	**(749)**	(563)	(609)
Other income	**3,379**	—	—
Equity in earnings of unconsolidated affiliates	**120,667**	137,572	117,134
Income before income taxes	**609,280**	693,673	568,694
Income taxes	**133,813**	147,080	121,408
Net income	**$ 475,467**	$ 546,593	$ 447,286
Basic earnings per common share	**$ 3.49**	$ 3.87	$ 3.05
Shares used to compute basic earnings per share	**136,071**	141,216	146,709
Diluted earnings per common share	**$ 3.46**	$ 3.81	$ 3.00
Shares used to compute diluted earnings per share	**137,423**	143,312	149,003
Dividends declared per common share	**$ 0.83**	$ 0.77	$ 0.72

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

SEI Investments Company

(In thousands)

and Subsidiaries

Year Ended December 31,	2022	2021	2020
Net income	$ **475,467**	$ 546,593	$ 447,286
Other comprehensive (loss) income, net of tax:			
Foreign currency translation adjustments	**(19,892)**	(1,432)	5,620
Unrealized holding (loss) gain on investments:			
Unrealized holding (losses) gains during the period, net of income taxes of $2,893, $728 and $(134)	**(9,700)**	(2,527)	374
Less: reclassification adjustment for losses realized in net income, net of income taxes of $(134), $(246) and $(190)	**468**	914	712
Total other comprehensive (loss) income, net of taxes	**(29,124)**	(3,045)	6,706
Comprehensive income	$ **446,343**	$ 543,548	$ 453,992

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

(In thousands, except per-share data)

SEI Investments Company
and Subsidiaries

Year Ended December 31,	2022	2021	2020
Shares of Common Stock			
Beginning balance	**138,449**	143,396	149,745
Purchase and retirement of common stock	**(5,914)**	(6,747)	(8,007)
Issuance of common stock under the employee stock purchase plan	**90**	81	95
Issuance of common stock upon exercise of stock options	**1,537**	1,719	1,563
Ending balance	**134,162**	138,449	143,396
Common Stock			
Beginning balance	$ **1,384**	$ 1,434	$ 1,497
Purchase and retirement of common stock	**(58)**	(67)	(80)
Issuance of common stock under the employee stock purchase plan	**1**	—	1
Issuance of common stock upon exercise of stock options	**15**	17	16
Ending balance	$ **1,342**	$ 1,384	$ 1,434
Capital In Excess of Par Value			
Beginning balance	$ **1,246,608**	$ 1,190,001	$ 1,158,900
Purchase and retirement of common stock	**(37,019)**	(40,058)	(45,309)
Issuance of common stock under the employee stock purchase plan	**4,340**	4,115	4,346
Issuance of common stock upon exercise of stock options	**53,830**	51,099	45,050
Stock-based compensation	**39,403**	41,451	27,014
Ending balance	$ **1,307,162**	$ 1,246,608	$ 1,190,001
Retained Earnings			
Beginning balance	$ **632,614**	$ 565,270	$ 601,885
Net income	**475,467**	546,593	447,286
Purchase and retirement of common stock	**(301,365)**	(371,409)	(379,313)
Dividends declared ($0.83, $0.77 and $0.72 per share)	**(112,429)**	(107,840)	(104,588)
Ending balance	$ **694,287**	$ 632,614	$ 565,270
Accumulated Other Comprehensive Loss			
Beginning balance	$ **(19,843)**	$ (16,798)	$ (23,504)
Other comprehensive (loss) income	**(29,124)**	(3,045)	6,706
Ending balance	$ **(48,967)**	$ (19,843)	$ (16,798)
Total Equity	$ **1,953,824**	$ 1,860,763	$ 1,739,907

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)

SEI Investments Company
and Subsidiaries

Year Ended December 31,	2022	2021	2020
Cash flows from operating activities:			
Net income	$ 475,467	$ 546,593	$ 447,286
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	33,657	33,481	30,959
Amortization	54,280	59,152	52,975
Equity in earnings of unconsolidated affiliates	(120,667)	(137,572)	(117,134)
Partner distributions received from unconsolidated affiliate	120,849	131,170	125,534
Stock-based compensation	39,403	41,451	27,014
Provision for losses on receivables	(701)	502	(101)
Deferred income tax benefit	(46,489)	(7,831)	(1,036)
Net loss from investments	3,078	366	286
Change in other long-term liabilities	285	824	(420)
Change in other assets	(6,039)	68	(1,449)
Contract costs capitalized, net of amortization	(1,692)	(2,455)	(2,790)
Other	(4,638)	1,538	912
Change in current assets and liabilities:			
Decrease (increase) in:			
Receivables from investment products	(2,978)	(3,765)	(1,106)
Receivables	(15,663)	(53,944)	(44,761)
Other current assets	(5,194)	(4,202)	(6,407)
Advances due from unconsolidated affiliate	3,063	(3,083)	(39,420)
Increase (decrease) in:			
Accounts payable	2,971	249	3,343
Accrued liabilities	32,166	27,016	21,097
Deferred revenue	4,961	3,543	(6,100)
Total adjustments	90,652	86,508	41,396
Net cash provided by operating activities	$ 566,119	$ 633,101	$ 488,682

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

SEI Investments Company
and Subsidiaries

(In thousands)

Year Ended December 31,	2022	2021	2020
Cash flows from investing activities:			
Additions to property and equipment	(39,191)	(26,499)	(54,448)
Additions to capitalized software	(35,293)	(26,037)	(24,119)
Purchases of marketable securities	(178,217)	(216,260)	(143,493)
Prepayments and maturities of marketable securities	160,981	194,769	155,110
Sales of marketable securities	179	327	842
Cash paid for acquisitions, net of cash acquired	—	(80,159)	—
Proceeds from insurance settlements	4,388	—	—
Other investing activities	(2,656)	(11,024)	(1,388)
Net cash used in investing activities	(89,809)	(164,883)	(67,496)
Cash flows from financing activities:			
Payments under revolving credit facility	(40,000)	—	—
Borrowings under revolving credit facility	—	40,000	—
Payment of contingent consideration	(868)	(3,965)	(633)
Purchase and retirement of common stock	(344,723)	(408,069)	(427,001)
Proceeds from issuance of common stock	58,186	55,231	49,413
Payment of dividends	(109,830)	(105,516)	(103,914)
Net cash used in financing activities	(437,235)	(422,319)	(482,135)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(17,474)	(1,868)	4,129
Net increase (decrease) in cash, cash equivalents and restricted cash	21,601	44,031	(56,820)
Cash, cash equivalents and restricted cash, beginning of year	831,758	787,727	844,547
Cash, cash equivalents and restricted cash, end of year	$ 853,359	$ 831,758	$ 787,727
Interest paid	$ 815	$ 554	$ 612
Income taxes paid	$ 192,514	$ 154,268	$ 121,987
Non-cash investing and financing activities			
Acquisition of businesses in current assets, property and equipment, current liabilities and other long-term liabilities	$ —	$ 76,621	$ —
Dividends declared but not paid	$ 58,051	$ 55,452	$ 53,127

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – Summary of Significant Accounting Policies

Nature of Operations

SEI Investments Company (the Company), a Pennsylvania corporation, provides comprehensive platforms, services and infrastructure–encompassing technology, operational, and investment management services–to help wealth managers, financial advisors, investment managers, family offices, institutional and private investors create and manage wealth.

Investment processing platforms provide technologies and business process outsourcing services for wealth managers. These solutions include investment advisory, client relationship, and other technology-enabled capabilities for the front office; administrative and investment services for the middle office; and accounting and processing services for the back office. Revenues from investment processing platforms are recognized in Information processing and software servicing fees on the accompanying Consolidated Statements of Operations.

Investment operations platforms provide business process outsourcing services for investment managers and asset owners. These platforms support a broad range of traditional and alternative investments and provide technology-enabled information analytics and investor capabilities for the front office; administrative and investment services for the middle office; and fund administration and accounting services for the back office. Revenues from investment operations platforms are recognized in Asset management, administration and distribution fees on the accompanying Consolidated Statements of Operations.

Investment management platforms provide comprehensive solutions for managing personal and institutional wealth. These platforms include goals-based investment strategies; SEI-sponsored investment products, including mutual funds, collective investment products, alternative investment portfolios and separately managed accounts (SMA); and other market-specific advice, technology and operational components. These platforms are offered to wealth managers as part of a complete goals-based investment program for their end-investors. For institutional investors, the Company provides Outsourced Chief Investment Officer (OCIO) solutions and Enhanced Chief Investment Officer (ECIO) solutions that include investment management programs, as well as advisory and administrative services. Revenues from investment management platforms are recognized in Asset management, administration and distribution fees on the accompanying Consolidated Statements of Operations.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries and entities in which it holds a controlling financial interest. The Company determines whether it has a controlling financial interest either by its decision-making ability through voting interests or by the extent of the Company's participation in the economic risks and rewards of the entity through variable interests. The Company's principal subsidiaries are SEI Investments Distribution Co. (SIDCO), SEI Investments Management Corporation (SIMC), SEI Private Trust Company (SPTC), SEI Trust Company (STC), SEI Global Services, Inc. (SGSI) and SEI Investments (Europe) Limited (SIEL). All intercompany accounts and transactions have been eliminated.

The Company accounts for investments in unconsolidated entities that are 20% to 50% owned or are 20% or less owned and have the ability to exercise significant influence over the operating and financial policies of the entity under the equity method of accounting. Under this method of accounting, the Company's interest in the net assets of unconsolidated entities is reflected in Investment in unconsolidated affiliates on the accompanying Consolidated Balance Sheet and its interest in the earnings or losses of unconsolidated entities is reflected in Equity in earnings of unconsolidated affiliates on the accompanying Consolidated Statement of Operations. Any investments in entities not consolidated or accounted for under the equity method are accounted for under the cost method of accounting.

Variable Interest Entities

The Company or its affiliates have created numerous investment products for its clients in various types of legal entity structures. The Company serves as the Manager, Administrator and Distributor for these investment products and may also serve as the Trustee for some of the investment products. The Company receives asset management, distribution, administration and custodial fees for these services. Clients are the equity investors and participate in proportion to their ownership percentage in the net income or loss and net capital gains or losses of the products, and, on liquidation, will participate in proportion to their ownership percentage in the remaining net assets of the products after satisfaction of outstanding liabilities.

The Company has concluded that it is not the primary beneficiary of the entities and, therefore, is not required to consolidate any of the pooled investment vehicles for which it receives asset management, distribution, administration and custodial fees under the VIE model. The entities either do not meet the definition of a VIE or the Company does not hold a variable interest in the entities. The entities either qualify for the money market scope exception, or are entities in which the Company's asset management, distribution, administration and custodial fees are commensurate with the services provided and include fair terms and conditions, or are entities that are limited partnerships which have substantive kick-out rights. The Company acts as a fiduciary and does not hold any other interests other than insignificant seed money investments in the pooled investment vehicles. For this reason, the Company also concluded that it is not required to consolidate the pooled investment vehicles under the voting interest entity model.

The Company is a party to expense limitation agreements with certain SEI-sponsored money market funds subject to Rule 2a-7 of the Investment Company Act of 1940 which establish a maximum level of ordinary operating expenses incurred by the fund in any fiscal year including, but not limited to, fees of the administrator or its affiliates. Under the terms of these agreements, the Company waived $35,426, $45,129 and $33,408 in fees during 2022, 2021 and 2020, respectively.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized when the transfer of control of promised goods or services under the terms of a contract with customers are satisfied in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services. Certain portions of the Company's revenues involve a third party in providing goods or services to its customers. In such circumstances, the Company must determine whether the nature of its promise to the customer is to provide the underlying goods or services (the Company is the principal in the transaction and reports the transaction gross) or to arrange for a third party to provide the underlying goods or services (the entity is the agent in the transaction and reports the transaction net). The Company does not disclose the value of unsatisfied performance obligations as the majority of its contracts relate to: 1) contracts with an original term of one year or less; 2) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for services performed; and 3) contracts that are based on the value of assets under management or administration. See Note 16 for related disclosures regarding revenue recognition.

Cash and Cash Equivalents

The Company considers investment instruments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include $305,434 and $290,256 at December 31, 2022 and 2021, respectively, primarily invested in SEI-sponsored open-ended money market mutual funds. The SEI-sponsored mutual funds are considered Level 1 assets.

Restricted Cash

Restricted cash includes $250 at December 31, 2022 and 2021 segregated for regulatory purposes related to trade-execution services conducted by SIEL. Restricted cash also includes $101 at December 31, 2022 and 2021 segregated in special reserve accounts for the benefit of SIDCO customers in accordance with certain rules established by the Securities and Exchange Commission for broker-dealers.

Allowances for Doubtful Accounts

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of trade accounts receivable.

Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash equivalents and trade receivables. Cash equivalents are principally invested in short-term money market funds or placed with major banks and high-credit qualified financial institutions. Cash deposits maintained with institutions are in excess of federally insured limits. Concentrations of credit risk with respect to the Company's receivables are limited due to the large number of clients and their dispersion across geographic areas. No single group or customer represents greater than 10% of total accounts receivable.

Property and Equipment

Property and Equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. Construction in progress includes the cost of construction and other direct costs attributable to the construction. When property and equipment are retired or disposed of, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives using the straight line method for financial statement purposes. No provision for depreciation is made for construction in progress until such time as the relevant assets are completed and put into service. The Company uses other depreciation methods, generally accelerated, for tax purposes where appropriate. Buildings and building improvements are depreciated over 25 to 39 years. Equipment, purchased software and furniture and fixtures have useful lives ranging from 3 to 5 years. Amortization of leasehold improvements is computed using the straight line method over the shorter of the remaining lease term or the estimated useful lives of the improvements.

Marketable Securities

The classification of investments in marketable securities is determined at the time of purchase and reevaluated at each balance sheet date. Debt securities classified as available-for-sale are reported at fair value as determined by the most recently traded price of each security at the balance sheet date. Unrealized gains and losses associated with the Company's available for sale debt securities, net of income taxes, are reported as a separate component of comprehensive income.

SIDCO, the Company's broker-dealer subsidiary, reports changes in fair value of marketable securities through current period earnings due to specialized accounting practices related to investments by broker-dealers.

The Company records its investments in money market funds and commercial paper classified as cash equivalents, funds sponsored by LSV and equity securities not accounted for under the equity method on the accompanying Consolidated Balance Sheets at fair value. Unrealized gains and losses from the change in fair value of these securities are recognized in current period earnings.

The specific identification method is used to compute the realized gains and losses on all of the Company's marketable securities (See Note 5).

The Company evaluates the realizable value of its available for sale debt securities on a quarterly basis. In the event that an other-than-temporary decline in fair value has occurred, the amount of the decline related to a credit loss is reported through current period earnings. Some of the factors considered in determining other-than-temporary impairment include, but are not limited to, the intent of management to sell the security, the likelihood that the Company will be required to sell the security before recovering its cost, and management's expectation to recover the entire amortized cost basis of the security even if there is no intent to sell the security. The Company did not recognize any impairment charges related to its available for sale debt securities in 2022, 2021 or 2020.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy describes three levels of inputs that may be used by the Company to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities without adjustment. The Company's Level 1 assets primarily include investments in mutual funds sponsored by SEI that are quoted daily.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 financial assets consist of GNMA mortgage-backed securities, Federal Home Loan Bank (FHLB) and other U.S. government agency short-term notes. The investments in GNMA mortgage-backed securities were purchased for the sole purpose of satisfying applicable regulatory requirements imposed on our wholly-owned limited purpose federal thrift subsidiary, SPTC. The investments in FHLB and other U.S. government agency short-term notes were purchased as part of a cash management program requiring only short term, top-tier investment grade government and corporate securities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment by management. The Company had no Level 3 financial assets at December 31, 2022 or 2021 that were required to be measured at fair value on a recurring basis. The Company's Level 3 financial liabilities at December 31, 2022 and 2021 consist entirely of an estimated contingent consideration resulting from the Company's acquisition of Huntington Steele, LLC (See Note 15).

The fair value of an asset or liability may include inputs from more than one level in the fair value hierarchy. The lowest level of significant inputs used to value the asset or liability determines which level the asset or liability is classified in its entirety. Transfers between levels of the fair value hierarchy are reported at fair value as of the beginning of the period in which the transfers occur. See Note 4 for related disclosures regarding fair value measurements.

Capitalized Software

Costs incurred for the development of internal use software to be offered in a hosting arrangement is capitalized during the development stage of the software application. These costs include direct external and internal costs to design the software configuration and interfaces, coding, installation, and testing. Costs incurred during the preliminary and post-implementation stages of the software application are expensed as incurred. Costs associated with significant enhancements to a software application are capitalized while costs incurred to maintain existing software applications are expensed as incurred. The capitalization of software development costs requires considerable judgment by management to ensure the costs incurred will result in additional functionality of the software. Amortization of capitalized software development costs begins when the product is ready for its intended use. Capitalized software development costs are amortized on a product-by-product basis using the straight-line method over the estimated economic life of the product or enhancement.

The Company capitalized $35,293, $26,037 and $24,119 of software development costs during 2022, 2021 and 2020, respectively. The Company's capitalized software development costs primarily relate to the further development of the SEI Wealth Platform℠ (SWP). The Company capitalized $25,735, $25,938 and $22,257 of software development costs for significant enhancements to SWP during 2022, 2021 and 2020, respectively. As of December 31, 2022, the net book value of SWP was $225,975. The net book value includes $14,217 of capitalized software development costs in-progress associated with future releases.

Management continually reassesses the estimated useful life of SWP and any change in management's estimate could result in the remaining amortization expense to be accelerated or spread out over a longer period. As of December 31, 2022, SWP has a weighted average remaining life of 9.8 years. Amortization expense for SWP was $35,638, $47,769 and $43,853 in 2022, 2021 and 2020, respectively, and is included in Amortization expense on the accompanying Consolidated Statements of Operations.

The Company also capitalized $9,558 of software development costs during 2022 related to a new platform for the Investment Managers segment. As of December 31, 2022, the platform has not been placed into service.

The Company currently expects to recognize amortization expense related to all capitalized software development costs placed into service as of December 31, 2022 each year from 2023 through 2027 as follows:

Year	Expected Amortization Expense Related to Capitalized Software
2023	$ 24,385
2024	24,385
2025	24,385
2026	23,378
2027	21,761

The Company evaluates the carrying value of capitalized software development costs when circumstances indicate the carrying value may not be recoverable. The review of capitalized software development costs for impairment requires significant assumptions about operating strategies, underlying technologies utilized, and external market factors. External market factors include, but are not limited to, expected levels of competition, barriers to entry by potential competitors, stability in the target market and governmental regulations. The Company did not recognize any impairment charges related to its capitalized software development costs in 2022, 2021 or 2020.

Business Combinations

The Company accounts for business combinations in accordance with Accounting Standards Codification Topic 805, Business Combinations (ASC 805). ASC 805 establishes principles and requirements for recognizing the total consideration transferred, assets acquired and liabilities assumed in a business combination. ASC 805 also provides guidance for recognizing and measuring goodwill acquired in a business combination and requires the acquirer to disclose information needed to evaluate and understand the financial impact of the business combination. The Company recognizes assets and liabilities acquired at their estimated fair values. Management uses judgment to identify the acquired assets and liabilities assumed; estimate the fair value of these assets and liabilities; estimate the useful life of the assets; and assess the appropriate method for recognizing depreciation or amortization expense over the estimated useful life of the assets.

Goodwill and Other Intangible Assets

The Company reviews long-lived assets and identifiable definite-lived intangible assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. For purposes of recognizing and measuring an impairment loss, a long-lived asset is grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent.

Identifiable definite-lived intangible assets on the Company's Consolidated Balance Sheet are amortized on a straight-line basis according to their estimated useful lives. Goodwill is not amortized but is reviewed for impairment annually or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Current guidance requires that a qualitative assessment be performed to assess goodwill for impairment. The fair value of each reporting unit is compared with its carrying value, including goodwill. If the fair value exceeds the carrying value, goodwill is not impaired and no further testing is performed. If the qualitative assessment indicates the carrying value exceeds the fair value, a quantitative impairment test is then utilized to identify potential goodwill impairment and measure the amount of a goodwill impairment loss to be recognized. The Company did not recognize any impairment charges related to its goodwill or other intangible assets in 2022, 2021 or 2020. See Note 15 for related disclosures regarding goodwill and intangible assets.

Contingent Consideration Liabilities

The Company may be required to pay additional future consideration in connection with business acquisitions based on the attainment of specified financial measures. The Company estimates the fair value of these potential future obligations at the time a business combination is consummated and records a contingent consideration liability on the Consolidated Balance Sheets. If the expected payment amounts subsequently change, the contingent consideration liabilities are adjusted through current period earnings and included in Facilities, supplies and other costs on the accompanying Consolidated Statement of Operations. See Note 15 for related disclosures regarding contingent consideration liabilities.

Income Taxes

The Company applies the asset and liability approach to account for income taxes whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. See Note 11 for related disclosures regarding income taxes.

Foreign Currency Translation

The assets and liabilities and results of operations of the Company's foreign subsidiaries are measured using the foreign subsidiary's local currency as the functional currency. Assets and liabilities have been translated into U.S. dollars using the rates of exchange at the balance sheet dates. The results of operations have been translated into U.S. dollars at average exchange rates prevailing during the period. The resulting translation gain and loss adjustments are recorded as a separate component of comprehensive income.

Transaction gains and losses from exchange rate fluctuations are included in the results of operations in the periods in which they occur. There were no material gains or losses from exchange rate fluctuations in 2022, 2021 or 2020.

Earnings Per Common Share

Basic earnings per common share is computed by dividing net income attributable to SEI Investments common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is computed by dividing net income attributable to SEI Investments common shareholders by the combination of the weighted average number of common shares outstanding and the dilutive potential common shares outstanding during the period. The Company's dilutive potential common shares consist of equity awards including stock options and restricted stock units.

The calculations of basic and diluted earnings per share for 2022, 2021 and 2020 are:

	2022	2021	2020
Net income	$ 475,467	$ 546,593	$ 447,286
Shares used to compute basic earnings per common share	136,071,000	141,216,000	146,709,000
Dilutive effect of equity awards	1,352,000	2,096,000	2,294,000
Shares used to compute diluted earnings per common share	137,423,000	143,312,000	149,003,000
Basic earnings per common share	$ 3.49	$ 3.87	$ 3.05
Diluted earnings per common share	$ 3.46	$ 3.81	$ 3.00

Employee stock options to purchase approximately 12,439,000, 11,755,000 and 9,220,000 shares of common stock, with an average exercise price per share of $60.35, $58.43 and $58.12, were outstanding during 2022, 2021 and 2020, respectively, but not included in the computation of diluted earnings per common share because either the performance conditions have not been satisfied or the option's exercise price was greater than the average market price of the Company's common stock and the effect on diluted earnings per common share would have been anti-dilutive (See Note 7).

Stock-Based Compensation

The Company recognizes stock-based compensation for all share-based awards made to employees and directors, including stock options, restricted stock units, and employee stock purchases related to an employee stock purchase plan. Stock-based compensation cost for awards under share-based compensation plans is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period. The Company accounts for forfeitures as they occur. Restricted stock units are time-based and are not based on the achievement of performance targets. The amount of stock-based compensation expense for stock options recognized in a given period is dependent upon management's estimate of when the vesting targets are expected to be achieved. If this estimate proves to be inaccurate, the remaining amount of stock-based compensation expense for stock options could be accelerated, spread out over a longer period, or reversed (See Note 7).

Leases

The Company determines if an arrangement is a lease at the inception of the contract. The Company's operating leases are included in Operating lease right-of-use (ROU) assets, Current portion of long-term operating lease liabilities, and Long-term operating lease liabilities on the accompanying Consolidated Balance Sheets.

The operating lease ROU assets and operating lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date. As most of the Company's leases do not provide an implicit interest rate, the Company utilizes an estimated incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. In determining the discount rate used in the present value calculation, the Company has elected to apply the portfolio approach for leases of equipment provided the leases commenced at or around the same time. This election allows the Company to account for leases at a portfolio level provided that the resulting accounting at this level would not differ materially from the accounting at the individual lease level. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

The Company has elected to account for lease and non-lease components separately. Operating lease ROU assets include all contractual lease payments and initial direct costs incurred, less any lease incentives. Facility leases generally only contain lease expense and non-component items such as taxes and pass through charges. Only the lease components are included in the ROU assets and lease liabilities. Additionally, the Company has elected not to apply the recognition requirements of ASC 842 to leases which have a lease term of less than one year at the commencement date.

The majority of the Company's leases for corporate facilities and equipment contain terms for renewal and extension of the lease agreement. The exercise of lease renewal options is generally at the Company's sole discretion. The Company includes the lease extensions when it is reasonably certain the Company will exercise the extension. Several of the Company's leases are subject to periodic market rent review adjustments which are not tied to an index or specific interest rate. Rather, the review adjustments represent market conditions on the date of the review. The variable lease payments consist of payments beyond the initial contractual payment amounts prior to the market rent review. The Company's lease agreements do not contain any material residual value guarantees or any material restrictive covenants. The Company does not currently have any finance leases. See Note 17 for related disclosures regarding leases.

Recently Adopted Accounting Pronouncements

In July 2021, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2021-05, Leases (Topic 842): Lessors – Certain Leases with Variable Lease Payments (ASU 2021-05) which requires a lessor to classify a lease with entirely or partially variable payments that do not depend on an index or rate as an operating lease if a different classification would result in a commencement date selling loss (Day 1 loss). The Company adopted ASU 2021-05 on January 1, 2022. There was no material impact to the Company's consolidated financial statements from the implementation of ASU 2021-05.

New Accounting Pronouncements

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805) Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08). This update amends Topic 805 to add contract assets and contract liabilities to the list of exceptions to the recognition and measurement principles that apply to business combinations and to require that an entity (acquirer) recognize and measure contract assets and contract liabilities in accordance with ASC 606. This standard is effective for financial statements issued by public companies for annual and interim periods beginning after December 15, 2022. The amendment is to be applied prospectively to business combinations occurring on or after the effective date of the amendment. The Company does not believe the adoption of ASU 2021-08 will have a material impact on its consolidated financial statements and related disclosures.

Note 2 – Investment in Unconsolidated Affiliates

LSV Asset Management

The Company has an investment in the general partnership LSV Asset Management (LSV), a registered investment advisor that provides investment advisory services primarily to institutions, including pension plans and investment companies. LSV is currently an investment sub-advisor for a limited number of SEI-sponsored mutual funds. On April 1, 2022, LSV provided an interest in the partnership to select key employees which reduced the ownership percentage of each existing partner on a pro-rata basis. As a result, the Company's total partnership interest in LSV was reduced slightly to approximately 38.6% from approximately 38.7%. As of December 31, 2022, the Company's total partnership interest in LSV was approximately 38.6%.

The Company accounts for its interest in LSV using the equity method because of its less than 50% ownership. The Company's interest in the net assets of LSV is reflected in Investment in unconsolidated affiliates on the accompanying Consolidated Balance Sheets and its interest in the earnings of LSV is reflected in Equity in earnings of unconsolidated affiliates on the accompanying Consolidated Statements of Operations.

At December 31, 2022, the Company's total investment in LSV was $104,673. The Company's proportionate share in the earnings of LSV was $120,667, $137,572 and $117,134 in 2022, 2021 and 2020, respectively. The Company receives partnership distributions related to the earnings of LSV on a quarterly basis. As such, the Company considers these distribution payments as returns on investment rather than returns of the Company's original investment in LSV and has therefore classified the associated cash inflows as an operating activity on the Consolidated Statements of Cash Flows. The Company received partnership distribution payments from LSV of $120,849, $131,170 and $125,534 in 2022, 2021 and 2020, respectively.

These tables contain condensed financial information of LSV:

Condensed Statement of Operations
Year ended December 31,	2022	2021	2020
Revenues	$ 406,895	$ 456,259	$ 391,648
Net income	$ 312,180	$ 354,964	$ 301,620

Condensed Balance Sheets
December 31,	2022	2021
Current assets	$ 158,326	$ 171,058
Non-current assets	6,019	4,792
Total assets	$ 164,345	$ 175,850
Current liabilities	$ 77,306	$ 82,858
Non-current liabilities	3,050	3,863
Partners' capital	83,989	89,129
Total liabilities and partners' capital	$ 164,345	$ 175,850

Note 3 – Composition of Certain Financial Statement Captions

Receivables

Receivables on the accompanying Consolidated Balance Sheets consist of:

	2022	2021
Trade receivables	$ 110,722	$ 111,209
Fees earned, not billed	320,700	315,255
Other receivables	26,563	16,747
	457,985	443,211
Less: Allowance for doubtful accounts	(901)	(1,602)
Receivables, net	$ 457,084	$ 441,609

Fees earned, not billed represents receivables from contracts from customers earned but unbilled and results from timing differences between services provided and contractual billing schedules. These billing schedules generally provide for fees to be billed on a quarterly basis. In addition, certain fees earned from investment operations services are calculated based on assets under administration that have an extended valuation process. Billings to these clients occur once the asset valuation processes are completed.

Property and Equipment

Property and Equipment on the accompanying Consolidated Balance Sheets consists of:

	2022	2021
Buildings	$ 210,626	$ 209,766
Equipment	179,318	153,158
Land	26,439	24,651
Purchased software	160,714	156,387
Furniture and fixtures	21,956	21,254
Leasehold improvements	20,879	21,946
Construction in progress	1,958	955
	621,890	588,117
Less: Accumulated depreciation	(440,861)	(409,248)
Property and Equipment, net	$ 181,029	$ 178,869

Depreciation expense related to property and equipment for 2022, 2021 and 2020 was $33,657, $33,481 and $30,959, respectively.

Deferred Contract Costs

The Company's incremental contract acquisition costs are related to information processing contracts in the Private Banks segment and investment operations contracts in the Investment Managers segment. These deferred costs primarily consist of sales compensation payments to the Company's sales personnel. The Company defers and amortizes incremental contract acquisition costs using the straight-line method over the expected client life, which ranges from 6 to 15 years.

Deferred contract costs were $37,928 and $36,236 as of December 31, 2022 and 2021, respectively. The Company deferred expenses related to contract costs of $12,751, $11,201 and $10,284 during 2022, 2021 and 2020, respectively. Amortization expense related to deferred contract costs were $11,059, $8,746 and $7,494 during 2022, 2021 and 2020, respectively, and is included in Compensation, benefits and other personnel on the accompanying Consolidated Statements of Operations. Amortization expense during 2022 includes $1,784 in expense accelerated as a result of the termination of a contractual agreement with a significant client (See Note 16). There were no material impairment losses in relation to deferred contract costs during 2022, 2021 or 2020.

Other Assets

Other assets consist of long-term prepaid expenses, deposits, other investments at cost and various other assets. Amortization expense for certain other assets for 2022, 2021 and 2020 was $262, $324 and $230, respectively.

Accrued Liabilities

Accrued Liabilities on the accompanying Consolidated Balance Sheets consist of:

	2022	2021
Accrued employee compensation	$ 100,566	$ 107,933
Accrued employee benefits and other personnel	9,852	13,951
Accrued voluntary separation program	53,821	—
Accrued consulting, outsourcing and professional fees	37,009	36,411
Accrued sub-advisory, distribution and other asset management fees	52,916	58,661
Accrued dividend payable	58,051	55,452
Other accrued liabilities	47,148	51,974
Accrued liabilities	$ 359,363	$ 324,382

Note 4 – Fair Value Measurements

The fair value of the Company's financial assets and liabilities, except for the Company's investment funds sponsored by LSV, is determined in accordance with the fair value hierarchy. The fair value of the Company's Level 1 financial assets consists mainly of investments in open-ended mutual funds that are quoted daily. Level 2 financial assets consist of Government National Mortgage Association (GNMA) mortgage-backed securities held by the Company's wholly-owned limited purpose federal thrift subsidiary, SEI Private Trust Company (SPTC), Federal Home Loan Bank (FHLB) and other U.S. government agency short-term notes held by SIDCO. The financial assets held by SIDCO were purchased as part of a cash management program requiring only short term, top-tier investment grade government and corporate securities. The financial assets held by SPTC are debt securities issued by GNMA and are backed by the full faith and credit of the U.S. government. These securities were purchased for the sole purpose of satisfying applicable regulatory requirements and have maturity dates which range from 2023 to 2041.

The fair value of the Company's investment funds sponsored by LSV is measured using the net asset value per share (NAV) as a practical expedient. The NAVs of the funds are calculated by the funds' independent custodian and are derived from the fair values of the underlying investments as of the reporting date. The funds allow for investor redemptions at the end of each calendar month. This investment has not been classified in the fair value hierarchy but is presented in the tables below to permit reconciliation to the amounts presented on the accompanying Consolidated Balance Sheets.

The valuation of the Company's Level 2 financial assets held by SIDCO and SPTC are based upon securities pricing policies and procedures utilized by third-party pricing vendors. The Company had no Level 3 financial assets at December 31, 2022 or 2021 that were required to be measured at fair value on a recurring basis. The Company's Level 3 financial liabilities at December 31, 2022 and 2021 consist entirely of the estimated fair value of the contingent consideration resulting from an acquisition (See Note 15). The fair value of the contingent consideration was determined using a Monte-Carlo simulation model. Key assumptions for the Monte-Carlo simulation model include expected revenues, expected volatility, risk-free rate and other factors. There were no transfers of financial assets between levels within the fair value hierarchy during 2022.

Valuation of GNMA and Other U.S. Government Agency Securities

All of the Company's investments in GNMA, FHLB and other U.S. government agency securities are held in accounts at well-established financial institutions. The Company's selection of a financial institution for the purpose of purchasing securities considered a number of various factors including, but not limited to, securities pricing policies and procedures utilized by that financial institution. Each financial institution utilizes the services of independent pricing vendors. These vendors utilize evaluated and industry accepted pricing models that vary by asset class and incorporate available trade, bid and other market information to determine the fair value of the securities. The market inputs, listed in approximate order of priority, include: benchmark yields, reported trade, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. The Company evaluated the information regarding the pricing methodologies and processes utilized by the independent pricing vendors during the selection process of the financial institution. The Company analyzed this information for the purpose of classifying the securities into the appropriate level within the fair value hierarchy and to ensure that each pricing model for each asset class provided the fair value of those specific securities in accordance with generally accepted accounting principles. The Company continually monitors the price of each security for any unanticipated deviations from the previously quoted price. In the event of any significant unanticipated deviations in a security's price, additional analysis is conducted. The Company's investments in GNMA, FHLB and other U.S. government agency securities have been recorded at the prices provided by the independent pricing vendor without adjustment.

The fair value of certain financial assets and liabilities of the Company was determined using the following inputs:

| | | December 31, 2022 | Fair Value Measurements at Reporting Date Using | |
			Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets				
Equity securities	$	10,900	$ 10,900	$ —
Available-for-sale debt securities		117,301	—	117,301
Fixed-income securities owned		32,148	—	32,148
Investment funds sponsored by LSV (1)		6,366		
	$	166,715	$ 10,900	$ 149,449

| | | Fair Value Measurements at Reporting Date Using | |
| | | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) |
	December 31, 2021		
Assets			
Equity securities	$ 12,406	$ 12,406	$ —
Available-for-sale debt securities	117,135	—	117,135
Fixed-income securities owned	28,267	—	28,267
Investment funds sponsored by LSV (1)	6,916		
	$ 164,724	$ 12,406	$ 145,402

(1) The fair value amounts presented in the tables above are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the accompanying Consolidated Balance Sheets (See Note 5).

Note 5 – Marketable Securities

The Company's marketable securities include investments in money market funds and commercial paper classified as cash equivalents, available-for-sale debt securities, investments in SEI-sponsored and non-SEI-sponsored mutual funds, equities, investments in funds sponsored by LSV and securities owned by SIDCO.

Cash Equivalents

The Company's investments in money market funds and commercial paper classified as cash equivalents had a fair value of $450,240 and $422,838 at December 31, 2022 and 2021, respectively. There were no material unrealized or realized gains or losses from these investments during 2022 and 2021.

Available For Sale and Equity Securities

Available For Sale and Equity Securities on the accompanying Consolidated Balance Sheets consist of:

| | At December 31, 2022 | | | |
	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Available for sale debt securities	$ 129,372	$ —	$ (12,071)	$ 117,301
SEI-sponsored mutual funds	6,207	—	(176)	6,031
Equities and other mutual funds	5,026	—	(157)	4,869
	$ 140,605	$ —	$ (12,404)	$ 128,201

| | At December 31, 2021 | | | |
	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Available for sale debt securities	$ 117,215	$ —	$ (80)	$ 117,135
SEI-sponsored mutual funds	6,748	463	—	7,211
Equities and other mutual funds	4,935	260	—	5,195
	$ 128,898	$ 723	$ (80)	$ 129,541

Net unrealized holding losses at December 31, 2022 of the Company's available-for-sale debt securities were $9,294 (net of income tax benefit of $2,777). Net unrealized losses at December 31, 2021 of the Company's available-for-sale debt securities were $62 (net of income tax expense of $18). These unrealized losses are associated with the Company's investments in mortgage-backed securities issued by GNMA and were caused by interest rate increases (See Note 4). The contractual cash flows of these securities are guaranteed by an agency of the U.S. government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost bases of the Company's investments. The Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases. These net unrealized gains and losses are reported as a separate component of Accumulated other comprehensive loss on the accompanying Consolidated Balance Sheets.

There were gross realized losses of $602, $1,160 and $902 from available-for-sale debt securities during 2022, 2021 and 2020, respectively. There were no gross realized gains from available-for-sale debt securities during 2022, 2021 and

2020. Realized losses from available-for-sale debt securities, including amounts reclassified from accumulated comprehensive loss, are reflected in Net loss from investments on the accompanying Consolidated Statements of Operations.

There were gross realized gains of $263 and gross realized losses of $773 from mutual funds and equities during 2022. In 2021, there were gross realized gains of $741 and gross realized losses of $72 from mutual funds and equities. In 2020, there were gross realized gains of $1,100 and gross realized losses of $250 from mutual funds and equities. Gains and losses from mutual funds and equities are reflected in Net loss from investments on the accompanying Consolidated Statements of Operations.

Investments in Affiliated Funds

The Company has an investment in funds sponsored by LSV. The Company records this investment on the accompanying Consolidated Balance Sheets at fair value. Unrealized gains and losses from the change in fair value of these funds are recognized in Net loss from investments on the accompanying Consolidated Statements of Operations.

The funds had a fair value of $6,366 and $6,916 at December 31, 2022 and 2021, respectively. The Company recognized losses of $550 during 2022 and gains of $750 and $178 from the change in fair value of the funds during 2021 and 2020, respectively.

Securities Owned

The Company's broker-dealer subsidiary, SIDCO, has investments in U.S. government agency securities with maturity dates less than one year. These investments are reflected as Securities owned on the accompanying Consolidated Balance Sheets. Due to specialized accounting practices applicable to investments by broker-dealers, the securities are reported at fair value and changes in fair value are recorded in current period earnings. The securities had a fair value of $32,148 and $28,267 at December 31, 2022 and 2021, respectively. There were no material net gains or losses from the change in fair value of the securities during 2022, 2021 and 2020.

Note 6 – Line of Credit

The Company has a five-year $325,000 Credit Agreement (the Credit Facility) with Wells Fargo Bank, N.A. (Wells Fargo), and a syndicate of other lenders. The Credit Facility is scheduled to expire in April 2026, at which time any aggregate principal amount of loans outstanding becomes payable in full. Any borrowings made under the Credit Facility will accrue interest at rates that, at the Company's option, are based on a base rate (the Base Rate) plus a premium that can range from 0.25% to 1.00% or the London InterBank Offered Rate (LIBOR) plus a premium that can range from 1.25% to 2.00% depending on the Company's Leverage Ratio (a ratio of consolidated indebtedness to consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) for the four preceding fiscal quarters, all as defined in the related agreement). The Base Rate is defined as the highest of a) the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus 0.50%, b) the prime commercial lending rate of Wells Fargo, c) the applicable LIBOR plus 1.00%, or d) 0%. The Credit Facility includes fallback language clearly defining an alternative reference rate which provides for specified replacement rates upon a LIBOR cessation event. At the time of a LIBOR cessation event, the replacement rate, the Secured Overnight Financing Rate (SOFR), self-executes without the need for negotiations or a formal amendment process.

The Company also pays quarterly commitment fees based on the unused portion of the Credit Facility. The quarterly fees for the Credit Facility can range from 0.15% of the amount of the unused portion to 0.30%, depending on the Company's Leverage Ratio. Certain wholly-owned subsidiaries of the Company have guaranteed the obligations of the Company under the agreement. The aggregate amount of the Credit Facility may be increased by an additional $100,000 under certain conditions set forth in the agreement. The Company may issue up to $15,000 in letters of credit under the terms of the Credit Facility. The Company pays a periodic commission fee of 1.25% plus an issuance fee of 0.20% of the aggregate face amount of the outstanding letters of credit issued under the Credit Facility.

The Credit Facility contains covenants with restrictions on the ability of the Company to do transactions with affiliates other than wholly-owned subsidiaries or to incur liens or certain types of indebtedness as defined in the agreement. In the event of a default under the Credit Facility, the Company would also be restricted from paying dividends on, or repurchasing, its common stock without the approval of the lenders. Upon the occurrence of certain financial or economic events, significant corporate events, or certain other events of default constituting an event of default under the Credit Facility, all loans outstanding may be declared immediately due and payable and all commitments under the agreement may be terminated.

In November 2021, the Company borrowed $40,000 under the Credit Facility for the funding of an acquisition (See Note 15). The weighted average interest rate applied to the outstanding balance of the Credit Facility as of December 31, 2021 was 1.40%. During 2022, the Company made principal payments of $40,000 to fully repay the outstanding balance of the Credit Facility. The Company had no borrowings related to the Credit Facility as of December 31, 2022.

As of December 31, 2022, the Company had outstanding letters of credit of $6,003 under the Credit Facility. These letters of credit were issued primarily for the expansion of the Company's headquarters and are scheduled to expire during 2023. The amount of the Credit Facility available for general corporate purposes as of January 31, 2023 was $318,997. The Company was in compliance with all covenants of the Credit Facility during 2022.

The Company incurred $749, $563 and $609 in interest charges and commitment fees relating to its current and former lines of credit during 2022, 2021 and 2020, respectively, which are reflected in Interest expense on the accompanying Consolidated Statements of Operations.

Note 7 – Shareholders' Equity

Stock-Based Compensation

The Company's active equity compensation plan, the 2014 Omnibus Equity Compensation Plan (the 2014 Plan), is the successor plan to the 2007 Equity Compensation Plan (the 2007 Plan) which was merged with and into the 2014 Plan in May 2014. Outstanding grants under the 2007 Plan will continue according to the terms in effect before the plan merger, but the outstanding shares will be issued or transferred under the 2014 Plan. The 2014 Plan provides for the grant of stock options, stock units, stock awards, stock appreciation rights, dividend equivalents and other stock-based awards. Permitted grantees under the 2014 Plan include employees, non-employee directors and consultants who perform services for the Company. The plan is administered by the Compensation Committee of the Board of Directors of the Company. As of December 31, 2022, the Company has stock units and non-qualified stock options outstanding under the 2014 Plan.

The Company recognized stock-based compensation expense in its Consolidated Financial Statements in 2022, 2021 and 2020 as follows:

	2022	2021	2020
Stock-based compensation expense	$ 39,403	$ 41,451	$ 27,014
Less: Deferred tax benefit	(7,340)	(8,444)	(5,182)
Stock-based compensation expense, net of tax	$ 32,063	$ 33,007	$ 21,832

Stock Options

All outstanding stock options have performance-based vesting provisions that tie the vesting of stock options to the Company's financial performance which are established at the time of grant. The Company's stock options vest at a rate of 50 percent when a specified financial vesting target is achieved, and the remaining 50 percent when a second, higher-specified financial vesting target is achieved. Options do not vest solely due to the passage of time but as a result of achievement of the financial vesting targets. Options granted in December 2017 and thereafter include a service condition which requires a minimum two or four year waiting period from the grant date along with the attainment of the applicable financial vesting target. The targets are measured annually on December 31. The amount of stock-based compensation expense recognized in the period is based upon management's estimate of when the financial vesting targets may be achieved. Any change in management's estimate could result in the remaining amount of stock-based compensation expense to be accelerated, spread out over a longer period, or reversed. This may cause volatility in the recognition of stock-based compensation expense in future periods and could materially affect the Company's earnings.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the fair value of stock options on the date of grant using an option-pricing model is affected by the price of the Company's common stock as well as other variables. These variables include expected stock price volatility over the term of the awards, actual and projected employee stock exercise behaviors, risk-free interest rate and expected dividends. The Company primarily uses historical data to estimate the variables used in the option-pricing model except expected volatility. The Company uses a combination of historical and implied volatility.

The weighted average fair value of the Company's stock options granted during 2022, 2021 and 2020 were $17.95, $14.94 and $13.53, respectively, using the following assumptions:

	2022	2021	2020
Expected term (in years)	5.84	5.60	5.79
Expected volatility	27.79 %	28.67 %	29.02 %
Expected dividend yield	1.40 %	1.30 %	1.29 %
Risk-free interest rate	3.79 %	1.37 %	0.62 %

The Company reviews its estimates of when vesting targets will be achieved based upon financial performance on an annual basis. The Company revised its estimates during 2022 which resulted in a decrease of $4,915 in stock-based compensation in comparison to the previous management estimate. The change in management's estimate during 2021 resulted in an increase of $5,880 and the change in estimate in 2020 resulted in a decrease of $2,659 in stock-based compensation expense in comparison to the previous management estimates.

The Company initiated a voluntary separation program to long-tenured employees which was finalized in July 2022. Certain allowances provided to the participating employees in the program resulted in modifications to the Company's equity compensation plans related to the vesting of stock options during 2022 and the period in which the employee may exercise vested stock options after the termination of employment (See Note 14). These modifications impacted 52 grantees of stock options. The Company incurred additional stock-based compensation expense of $2,532 as a result of these modifications. During 2022, the Company reversed previously recognized stock-option expense of $3,562 as a result of the cancellation of certain stock option awards to employees participating in the voluntary separation program.

As of December 31, 2022, there was approximately 9,727,000 unvested employee stock options with an unrecognized compensation cost of $95,848 that the Company expects will vest and be expensed through 2026 with a weighted average period of 2.0 years.

This table presents certain information relating to the Company's stock option plans for 2022, 2021 and 2020:

	Number of Shares		Weighted Average Price
Balance as of December 31, 2019	15,706,000	$	47.43
Granted	4,529,000		56.54
Exercised	(1,563,000)		28.83
Expired or canceled	(177,000)		55.76
Balance as of December 31, 2020	18,495,000	$	51.15
Granted	3,323,000		60.48
Exercised	(1,719,000)		29.73
Expired or canceled	(1,015,000)		57.92
Balance as of December 31, 2021	19,084,000	$	54.35
Granted	2,215,000		61.74
Exercised	(1,537,000)		35.03
Expired or canceled	(992,000)		59.52
Balance as of December 31, 2022	18,770,000	$	56.52
Exercisable as of December 31, 2022	9,043,000	$	52.68
Available for future grant as of December 31, 2022	10,354,000		

As of December 31, 2022 and 2021, there were 9,043,000 and 8,638,000 shares exercisable, respectively. The expiration dates for options outstanding at December 31, 2022 range from December 10, 2023 to December 5, 2032 with a weighted average remaining contractual life of 6.6 years.

Upon exercise of stock options, the Company will issue new shares of its common shares. The Company does not hold any shares in treasury. The total intrinsic value of options exercised during 2022 and 2021 was $36,576 and $55,029, respectively. The total options exercisable as of December 31, 2022 had an intrinsic value of $67,455. The total options outstanding as of December 31, 2022 had an intrinsic value of $79,468. The total intrinsic value for options outstanding and options exercisable is calculated as the difference between the market value of the Company's common stock as of December 31, 2022 and the exercise price of the shares. The market value of the Company's common stock as of December 30, 2022 was $58.30 as reported by the Nasdaq Stock Market, LLC.

Restricted Stock Units

During 2022, the Company issued 467,000 initial restricted stock units with a weighted average price of $61.27 to employees and directors. The restricted stock units are equivalent to one share of the Company's common stock. These equity awards are time-based and are not based on the achievement of performance targets. The majority of initial restricted stock units issued in 2022 will vest on the third anniversary of the issuance date. The Company had no vested, expired or cancelled restricted stock units during 2022. The Company had no outstanding restricted stock units as of December 31, 2021.

As of December 31, 2022, the unrecognized compensation cost associated with the Company's restricted stock units was $27,444, which will be expensed through 2026 over a weighed average remaining period of 2.02 years

Employee Stock Purchase Plan

The Company has an employee stock purchase plan that provides for offerings of common stock to eligible employees at a price equal to 85 percent of the fair market value of the stock at the end of the stock purchase period, as defined. The Company has reserved 15,652,000 shares for issuance under this plan. At December 31, 2022, 12,397,000 cumulative shares have been issued. There were no material costs incurred by the Company related to the employee stock purchase plan in 2022, 2021 and 2020.

Common Stock Buyback

The Board of Directors, under multiple authorizations, has authorized the purchase of the Company's common stock on the open market or through private transactions. As of December 31, 2022, the Company had approximately $92,852 of authorization remaining for the purchase of common stock. The following table provides the total number of shares repurchased and the related total costs in 2022, 2021 and 2020:

Year	Total Number of Shares Repurchased	Total Cost
2022	**5,914,000**	**$ 338,442**
2021	6,747,000	411,534
2020	8,008,000	424,702

The Company immediately retires its common stock when purchased. Upon retirement, the Company reduces Capital in excess of par value for the average capital per share outstanding and the remainder is charged against Retained earnings. If the Company reduces its Retained earnings to zero, any subsequent purchases of common stock will be charged entirely to Capital in excess of par value.

Cash Dividends

On June 1, 2022, the Board of Directors declared a cash dividend of $0.40 per share on the Company's common stock, which was paid on June 22, 2022, to shareholders of record on June 13, 2022. On December 5, 2022, the Board of Directors declared a cash dividend of $0.43 per share on the Company's common stock, which was paid on January 5, 2023, to shareholders of record on December 19, 2022.

The cash dividends declared in 2022, 2021 and 2020 were $112,429, $107,840 and $104,588, respectively. The Board of Directors has indicated its intention to declare future cash dividends on a semiannual basis.

Note 8 – Accumulated Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of net income and other gains and losses affecting shareholders' equity that are excluded from net income. Other comprehensive income (loss) includes unrealized gains and losses on available for sale debt securities and foreign currency translation adjustments. The Company presents other comprehensive income (loss) in its Consolidated Statements of Comprehensive Income. Components of Accumulated other comprehensive income (loss), net of tax, consisted of:

	Foreign Currency Translation Adjustments	Unrealized Holding Gains (Losses) on Investments	Accumulated Other Comprehensive Income (Loss)
Balance, January 1, 2020	$ (23,969)	$ 465	$ (23,504)
Other comprehensive income before reclassifications	5,620	374	5,994
Amounts reclassified from accumulated other comprehensive loss	—	712	712
Net current-period other comprehensive income	5,620	1,086	6,706
Balance, December 31, 2020	$ (18,349)	$ 1,551	$ (16,798)
Other comprehensive loss before reclassifications	(1,432)	(2,527)	(3,959)
Amounts reclassified from accumulated other comprehensive loss	—	914	914
Net current-period other comprehensive loss	(1,432)	(1,613)	(3,045)
Balance, December 31, 2021	$ (19,781)	$ (62)	$ (19,843)
Other comprehensive loss before reclassifications	(19,892)	(9,700)	(29,592)
Amounts reclassified from accumulated other comprehensive loss	—	468	468
Net current-period other comprehensive loss	(19,892)	(9,232)	(29,124)
Balance, December 31, 2022	$ (39,673)	$ (9,294)	$ (48,967)

Note 9 – Employee Benefit Plan

The Company has a tax-qualified defined contribution plan (the Plan). The Plan provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature. After satisfying certain requirements, participants are vested in employer contributions at the time the contributions are made. All Company contributions are discretionary and are made from available profits. The Company contributed $16,859, $14,777 and $14,087 to the Plan in 2022, 2021 and 2020, respectively.

Note 10 – Commitments and Contingencies

The Company leases software, facilities, and equipment under non-cancelable operating leases, some which contain escalation clauses for increased taxes and operating expenses. The Company has entered into maintenance agreements primarily for its equipment. Rent expense, primarily related to user licenses for software, was $65,792, $57,880 and $41,091 in 2022, 2021 and 2020, respectively.

The aggregate noncancellable minimum commitments at December 31, 2022 are:

Year	Aggregate Noncancellable Minimum Commitments
2023	$ 10,902
2024	9,123
2025	6,638
2026	5,240
2027 and thereafter	2,943
	$ 34,846

In the ordinary course of business, the Company from time to time enters into contracts containing indemnification obligations of the Company. These obligations may require the Company to make payments to another party upon the occurrence of certain events including the failure by the Company to meet its performance obligations under the contract. These contractual indemnification provisions are often standard contractual terms of the nature customarily found in the type of contracts entered into by the Company. In many cases, there are no stated or notional amounts included in the indemnification provisions. There are no amounts reflected on the Consolidated Balance Sheets as of December 31, 2022 and 2021 related to these indemnifications.

Legal Proceedings

The Company is party to various actions and claims arising in the normal course of business that the Company does not believe are material. The Company believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or the manner in which the Company conducts its business. Currently, the Company does not believe the amount of losses associated with these matters can be estimated. While the Company does not believe that the amount of such losses will, when liquidated or estimable, be material to its financial position, the assumptions may be incorrect and any such loss could have a material adverse effect on the Company's results of operations or the manner in which the Company conducts its business in the period(s) during which the underlying matters are resolved.

Note 11 – Income Taxes

The federal and state and foreign income tax provision is summarized as follows:

Year Ended December 31,	2022	2021	2020
Current			
Federal	$ 126,780	$ 120,939	$ 92,649
State	27,267	24,492	21,479
Foreign	26,255	9,480	8,256
	180,302	154,911	122,384
Deferred			
Federal	(40,619)	(7,106)	(701)
State	(4,949)	(735)	(275)
Foreign	(921)	10	—
	(46,489)	(7,831)	(976)
Total income taxes	$ 133,813	$ 147,080	$ 121,408

Annual tax provisions include amounts considered sufficient to pay assessments that may result from examination of prior year tax returns; however, the amount ultimately paid upon resolution of issues raised may differ materially from the amount accrued. The examination and the resolution process may last longer than one year.

The components of Income before income taxes are summarized as follows:

Year Ended December 31,	2022	2021	2020
Domestic	$ 474,894	$ 641,403	$ 517,451
Foreign	134,386	52,270	51,243
	$ 609,280	$ 693,673	$ 568,694

The Company's foreign income is primarily earned in Canada, the Republic of Ireland, Luxembourg and the United Kingdom.

The effective income tax rate differs from the federal income tax statutory rate due to the following:

Year Ended December 31,	2022	2021	2020
Statutory rate	21.0 %	21.0 %	21.0 %
State taxes, net of federal tax benefit	2.9	2.6	3.0
Foreign tax expense and tax rate differential	(0.2)	(0.1)	(0.4)
Tax benefit from stock option exercises	(0.7)	(1.2)	(1.1)
Research and development tax credit	(1.1)	(1.0)	(1.0)
Foreign-Derived Intangible Income Deduction (FDII)	(0.3)	(0.2)	(0.3)
Other, net	0.4	0.1	0.1
	22.0 %	21.2 %	21.3 %

The increase in the Company's effective rate in 2022 was primarily due to reduced tax benefits related to the lower volume of stock option exercises as compared to the prior year and an increase in the Company's state effective tax rate.

Deferred income taxes for 2022 and 2021 reflect the impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Significant components of deferred tax assets and liabilities at December 31, 2022 and 2021 are as follows:

	2022	2021
Deferred Tax Assets:		
Stock-based compensation expense	$ 35,865	$ 32,087
Federal net operating loss and R&D Credit carryforward	6,565	7,280
State net operating loss carryforward	40,249	58,927
Foreign net operating loss carryforward and other	7,339	6,402
Accrued expense associated with voluntary separation program	9,792	—
Basis differences in investments	2,432	2,590
Federal benefit of state tax deduction for uncertain tax positions	1,891	1,842
Revenue and expense recognized in different periods for financial reporting and income tax purposes	2,827	1,484
Other assets	4,021	2,656
Total deferred income tax assets	110,981	113,268
Less: Federal net operating loss and R&D valuation allowance	(794)	(1,453)
Less: State net operating loss valuation allowance	(36,963)	(56,004)
Less: Foreign net operating loss valuation allowance	(7,339)	(6,342)
Net deferred income tax assets	$ 65,885	$ 49,469
Deferred Tax Liabilities:		
Capitalized research and development	$ (24,764)	$ (57,123)
Difference in financial reporting and income tax depreciation methods	(12,694)	(9,592)
Difference between book and tax basis of other assets	(7,265)	(7,179)
Goodwill and other intangibles	(7,482)	(11,690)
Capitalized contract costs	(8,744)	(8,347)
Other liabilities	—	(1,431)
Total deferred income tax liabilities	$ (60,949)	$ (95,362)
Net deferred income tax assets (liabilities)	$ 4,936	$ (45,893)

The 2017 Tax Cut Job Act (Tax Act) enacted in December 2017 contained a provision which became effective for research and development expenditures incurred by the Company on or after January 1, 2022. Under the Tax Act, research and development costs incurred are no longer allowed as an immediate deduction for federal income tax purposes. Rather, these expenditures incurred must be capitalized and amortized over a five-year period for activities conducted in the

United States or 15 years for activities conducted abroad. The Company recorded a deferred tax asset of $31,081 as of December 31, 2022 associated with this provision of the Tax Act which reduced the Company's net deferred tax liabilities related to capitalized research and development expenditures.

The Company recorded a deferred tax asset of $9,792 as of December 31, 2022 related to tax benefits recognized as a result of a voluntary separation program initiated during 2022 (See Note 14).

As of December 31, 2022, the Company has federal operating loss carryovers of $25,062 obtained from the acquisition of Novus Partners in 2021 as well as research and development credit carryovers of $1,302. The Company has recorded a deferred tax asset associated with these carryovers of $6,565 and a related valuation allowance of $794 associated with the statutory limitations of the carryforwards. Operating loss carryovers generated after December 31, 2017 have an indefinite carryforward period, while those generated before December 31, 2017 will expire beginning in 2033 through 2037. See Note 15 for more information related to the acquisition of Novus Partners.

The valuation allowances against deferred tax assets at December 31, 2022 and 2021 are related to federal and state net operating losses from certain domestic subsidiaries, foreign net operating losses from certain foreign subsidiaries and the restriction of the use of the foreign tax credits. Internal Revenue Code Section 382 places an annual limitation on the amount of operating losses and tax credits an acquiring entity can use of operating loss and tax credit carryforwards of acquired entities. Certain state and foreign tax statutes significantly limit the utilization of net operating losses for domestic and foreign subsidiaries. Furthermore, these net operating losses cannot be used to offset the net income of other subsidiaries.

The Company recognizes uncertain tax positions in accordance with the applicable accounting guidance and adjusts these liabilities when management's judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company's current estimate of the tax liabilities. The Company's total unrecognized tax benefit, including interest and penalties, as of December 31, 2022 was $16,322, of which $14,431 would affect the effective tax rate if the Company were to recognize the tax benefit. The gross amount of uncertain tax liability of $4,065 is expected to be paid within one year is netted against the current payable account while the remaining amount of $12,257 is included in Other long-term liabilities on the accompanying Consolidated Balance Sheet. During the year ended December 31, 2022, the Company recognized $3,722 of previously unrecognized tax benefits relating to the lapse of the statute of limitation and settlements.

The Company files a consolidated federal income tax return and separate income tax returns with various states. Certain subsidiaries of the Company file tax returns in foreign jurisdictions. The Company is no longer subject to U.S. federal income tax examination for years before 2019 and is no longer subject to state, local or foreign income tax examinations by authorities for years before 2015.

A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	2022		2021		2020
Balance as of January 1	$	14,886	$	15,911	$	15,356
Tax positions related to current year:					
Gross additions		3,481	3,672		3,352
Tax positions related to prior years:					
Gross additions		251	382		236
Settlements		—	(678)		—
Lapses on statute of limitations		(3,414)	(4,401)		(3,033)
Balance as of December 31	$	15,204	$	14,886	$	15,911

The above reconciliation of the gross unrecognized tax benefit will differ from the amount which would affect the effective tax rate because of the recognition of the federal and state tax benefits and interest and penalties.

The Company classifies all interest and penalties as income tax expense. The Company has recorded $1,118, $1,338 and $2,105 in liabilities for tax-related interest and penalties in 2022, 2021 and 2020, respectively.

The Company estimates it will recognize $4,065 of unrecognized tax benefits within the next twelve months due to lapses on the statute of limitation.

The Company includes its direct and indirect subsidiaries in its U.S. consolidated federal income tax return. The Company's tax sharing allocation agreement provides that any subsidiary having taxable income will pay a tax liability equivalent to what that subsidiary would have paid if it filed a separate income tax return. If the separately calculated federal income tax provision for any subsidiary results in a tax loss, the current benefit resulting from such loss, to the extent utilizable on a separate return basis, is accrued and paid to that subsidiary.

Note 12 – Business Segment Information

The Company's reportable business segments are:

Private Banks – Provides outsourced investment processing and investment management platforms to banks and trust institutions, independent wealth advisers and financial advisors worldwide;

Investment Advisors – Provides investment management and investment processing platforms to affluent investors through a network of independent registered investment advisors, financial planners and other investment professionals in the United States;

Institutional Investors – Provides Outsourced Chief Investment Officer and Enhanced Chief Investment Officer solutions, including investment management and administrative outsourcing platforms to retirement plan sponsors, healthcare systems, higher education and other not-for-profit organizations worldwide;

Investment Managers – Provides investment operations outsourcing platforms to fund companies, banking institutions, traditional and non-traditional investment managers worldwide and family offices in the United States; and

Investments in New Businesses – Focuses on providing investment management solutions to ultra-high-net-worth families residing in the United States; developing network and data protection services; modularizing larger technology platforms; entering new markets; and conducting other research and development activities.

In 2022, 2021 and 2020, no single customer accounted for more than 10% of revenues in any business segment.

The following tables highlight certain financial information about each of the Company's business segments for the years ended December 31, 2022, 2021 and 2020:

	Private Banks	Investment Advisors	Institutional Investors	Investment Managers	Investments in New Businesses	Total
	For the Year Ended December 31, 2022					
Revenues	$ 575,625	$ 447,766	$ 323,353	$ 624,918	$ 19,375	$ 1,991,037
Expenses	473,209	251,650	172,252	404,850	45,159	1,347,120
Operating profit (loss)	$ 102,416	$ 196,116	$ 151,101	$ 220,068	$ (25,784)	$ 643,917

	Private Banks	Investment Advisors	Institutional Investors	Investment Managers	Investments in New Businesses	Total
	For the Year Ended December 31, 2021					
Revenues	$ 493,570	$ 482,949	$ 343,805	$ 581,157	$ 16,828	$ 1,918,309
Expenses	462,796	240,334	168,070	348,655	53,219	1,273,074
Operating profit (loss)	$ 30,774	$ 242,615	$ 175,735	$ 232,502	$ (36,391)	$ 645,235

	Private Banks	Investment Advisors	Institutional Investors	Investment Managers	Investments in New Businesses	Total
	For the Year Ended December 31, 2020					
Revenues	$ 455,393	$ 407,564	$ 317,627	$ 489,462	$ 14,012	$ 1,684,058
Expenses	446,481	205,913	149,909	308,999	52,871	1,164,173
Operating profit (loss)	$ 8,912	$ 201,651	$ 167,718	$ 180,463	$ (38,859)	$ 519,885

A reconciliation of the total reported for the business segments to income from operations in the Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020 is as follows:

Year Ended December 31,	2022	2021	2020
Total operating profit from segments above	$ 643,917	$ 645,235	$ 519,885
Corporate overhead expenses (1)	(168,164)	(91,854)	(73,998)
Income from operations	$ 475,753	$ 553,381	$ 445,887

(1) Corporate overhead expenses in 2022 include the total costs for the Voluntary Separation Program (See Note 14).

The following tables provide additional information for the years ended December 31, 2022, 2021 and 2020 pertaining to our business segments:

Year Ended December 31,	Capital Expenditures (2)			Depreciation		
	2022	2021	2020	2022	2021	2020
Private Banks	$ 32,454	$ 26,472	$ 29,061	$ 21,237	$ 19,040	$ 16,206
Investment Advisors	13,027	11,100	15,588	1,933	3,646	4,821
Institutional Investors	3,884	2,614	3,958	1,142	1,241	1,214
Investment Managers	20,968	10,275	25,909	8,468	8,185	7,336
Investments in New Businesses	787	924	1,211	164	351	341
Total from business segments	$ 71,120	$ 51,385	$ 75,727	$ 32,944	$ 32,463	$ 29,918
Corporate Overhead	1,714	1,151	2,840	713	1,018	1,041
	$ 72,834	$ 52,536	$ 78,567	$ 33,657	$ 33,481	$ 30,959

(2) Capital expenditures include additions to property and equipment and capitalized software.

Year Ended December 31,	Amortization		
	2022	2021	2020
Private Banks	$ 25,886	$ 34,159	$ 30,240
Investment Advisors	9,905	11,654	10,694
Institutional Investors	8,166	2,321	1,707
Investment Managers	9,400	9,955	9,365
Investments in New Businesses	660	739	739
Total from business segments	$ 54,017	$ 58,828	$ 52,745
Corporate Overhead	263	324	230
	$ 54,280	$ 59,152	$ 52,975

Assets are not allocated to segments for internal reporting presentations. The following table presents revenues based on the location of the use of the products or services:

For the Year Ended December 31,	2022	2021	2020
United States	$ 1,623,022	$ 1,629,527	$ 1,427,152
International operations	368,015	288,782	256,906
	$ 1,991,037	$ 1,918,309	$ 1,684,058

The following table presents assets based on their location:

	2022	2021
United States	$ 1,983,102	$ 1,926,867
International operations	400,451	427,835
	$ 2,383,553	$ 2,354,702

Note 13 – Related Party Transactions

The Company, either by itself or through its wholly-owned subsidiaries, serves as the sponsor, administrator, investment advisor, distributor and shareholder servicer for SEI-sponsored investment products. These investment products are offered to clients of the Company and its subsidiaries. Fees earned by the Company for the related services are recognized pursuant to the provisions of investment advisory, fund administration, distribution, and shareholder services agreements directly with the investment products. These fees totaled $420,206, $473,161 and $432,806 in 2022, 2021 and 2020, respectively. The Company also serves as an introducing broker-dealer for securities transactions of SEI-sponsored investment products. The Company recognized $2,601, $1,917 and $2,159 in commissions during 2022, 2021 and 2020, respectively. Both of these fees are reflected in Asset management, administration and distribution fees on the accompanying Consolidated Statements of Operations.

Receivables from investment products on the accompanying Consolidated Balance Sheets primarily represent fees receivable for distribution, investment advisory, and administration services to various investment products sponsored by SEI.

Note 14 – Voluntary Separation Program

The Company initiated a Voluntary Separation Program (VSP) to long-tenured employees which was finalized in July 2022. The VSP was offered to long-tenured employees as part of its commitment to professional development and expanded responsibilities for current and new employees by increasing advancement opportunities.

The VSP was made available to employees in the United States who met the long-term tenure requirements and includes a severance package and the continuation of certain benefits based upon years of service. The severance package also includes allowances related to the vesting of certain stock option awards during 2022 and the period in which the employee may exercise vested stock options after the termination of employment. These allowances are considered modifications to the Company's equity compensation plans.

The majority of the accepted employees are scheduled to finish their employment before the end of the first quarter 2023. All employees accepted into the program are scheduled to finish their employment before the end of 2023. The expected departure dates for participating employees may be adjusted based on management's determination of how best to ensure a smooth and successful transition of responsibilities. In accordance with accounting guidance, the Company was required to recognize all costs related to termination salary and benefits under the VSP in the period in which the participating employees are irrevocably accepted into the program and the amount is reasonably estimated. As a result, the Company recognized $54,756 in net personnel costs associated with the VSP during 2022. These personnel costs include stock-based compensation expense from modifications to the Company's equity compensation plans related to the vesting of stock options awarded to employees participating in the VSP net of options forfeited (See Note 7). The Company's personnel costs recognized from the VSP are reflected in Compensation, benefits and other personnel on the accompanying Consolidated Statements of Operations.

Note 15 – Goodwill and Intangible Assets

The carrying amount of the Company's goodwill by segment at December 31, 2022 and 2021 is as follows:

	Institutional Investors		Investment Managers		Investments in New Businesses		Total	
Balance, December 31, 2020	$	—	$	52,990		11,499	$	64,489
Acquisition of Finomial		—		3,825		—		3,825
Acquisition of Novus		48,911		—		—		48,911
Foreign currency translation adjustments		—		7		—		7
Balance, December 31, 2021	$	48,911	$	56,822	$	11,499	$	117,232
Measurement period adjustments		(1,803)		215		—		(1,588)
Foreign currency translation adjustments		—		(45)		—		(45)
Balance, December 31, 2022	$	47,108	$	56,992	$	11,499	$	115,599

In October 2021, the Company acquired all ownership interests of Finomial Corporation (Finomial). The excess purchase price over the estimated value of the net tangible and identifiable intangible assets was allocated to goodwill. The total amount of goodwill from this transaction amounted to $3,825 and is included in the accompanying Consolidated Balance Sheets.

In November 2021, the Company acquired all ownership interests of Novus Partners (Novus). The excess purchase price over the estimated value of the net tangible and identifiable intangible assets was allocated to goodwill. The total amount of goodwill from this transaction amounted to $48,911 and is included in the accompanying Consolidated Balance Sheets.

In April 2018, the Company acquired all ownership interests of Huntington Steele, LLC (Huntington Steele). The total purchase price for Huntington Steele included a contingent purchase price payable to the sellers upon the attainment of specified financial measures determined at various intervals occurring between 2019 and 2023. The Company made payments of $868 and $3,965 during 2022 and 2021, respectively, to the sellers and recorded fair value adjustments of $620 and $1,274 during 2022 and 2021, respectively, to increase the fair value of the remaining contingent consideration. As of December 31, 2022, the contingent consideration of $9,576 is included in Accrued liabilities on the accompanying Balance Sheet.

The Company's intangible assets consist of:

	2022	Weighted Average Estimated Useful Life	2021	Weighted Average Estimated Useful Life
Acquired technology	$ 47,780	8.5 years	$ 47,780	8.5 years
Client relationships	30,173	9.6 years	30,878	8.3 years
Non-competition agreements	3,470	5.0 years	3,470	5.0 years
Trade name	4,370	15.4 years	4,370	14.1 years
	85,793		86,498	
Less: Accumulated amortization	(30,261)		(17,716)	
Intangible assets, net	$ 55,532		$ 68,782	

In addition to the intangible assets acquired through the acquisitions of Finomial and Novus, during 2021, the Company also acquired intangible assets through the purchase of a technology platform providing digital collaboration tools for financial advisors and the purchase of a defined contribution master trust in the United Kingdom. The Company recognized $12,580 and $5,260 of amortization expense related to intangible assets during 2022 and 2021, respectively.

The Company currently expects to recognize amortization expense related to intangible assets as of December 31, 2022 each year from 2023 through 2027 as follows:

Year	Expected Amortization Expense Related to Intangible Assets
2023	$ 11,651
2024	8,191
2025	7,972
2026	7,865
2027	6,203

Note 16 – Revenues from Contracts with Customers

The Company's principal sources of revenues are: (1) asset management, administration and distribution fees primarily earned based upon a contractual percentage of net assets under management or administration; and (2) information processing and software servicing fees that are either recurring and primarily earned based upon the number of trust accounts being serviced or a percentage of the market value of the clients' assets processed on the Company's platforms, or non-recurring and based upon project-oriented contractual agreements related to client implementations.

Disaggregation of Revenue

The following tables provide additional information pertaining to our revenues disaggregated by major product line and primary geographic market based on the location of the use of the products or services for each of the Company's business segments for 2022, 2021 and 2020:

Major Product Lines:	Private Banks	Investment Advisors	Institutional Investors	Investment Managers	Investments in New Businesses	Total
			For the Year Ended December 31, 2022			
Investment management fees from pooled investment products	$ 125,430	$ 263,266	$ 54,656	$ 396	$ 1,476	$ 445,224
Investment management fees from investment management agreements	2,187	162,762	251,256	—	16,117	432,322
Investment operations fees	1,410	—	—	578,403	—	579,813
Investment processing fees - PaaS	228,556	—	—	—	—	228,556
Investment processing fees - SaaS	112,096	—	11,425	15,581	—	139,102
Professional services fees (1)	102,169	—	—	2,673	—	104,842
Account fees and other	3,777	21,738	6,016	27,865	1,782	61,178
Total revenues	$ 575,625	$ 447,766	$ 323,353	$ 624,918	$ 19,375	$1,991,037
Primary Geographic Markets:						
United States	$ 317,399	$ 447,766	$ 267,928	$ 570,554	$ 19,375	$1,623,022
United Kingdom (1)	199,294	—	42,777	—	—	242,071
Canada	43,108	—	5,311	—	—	48,419
Ireland	15,824	—	7,075	37,466	—	60,365
Luxembourg	—	—	—	16,898	—	16,898
Other	—	—	262	—	—	262
Total revenues	$ 575,625	$ 447,766	$ 323,353	$ 624,918	$ 19,375	$1,991,037

(1) Professional services fees of the Private Banks segment includes one-time early termination fees of $88,000 related to a contractual agreement with a significant client of the Company. In accordance with Accounting Standards Codification 606, the entire amount of the fees received were recorded during 2022 as there were no future performance obligations of the Company related to the agreement upon termination.

Major Product Lines:	Private Banks	Investment Advisors	Institutional Investors	Investment Managers	Investments in New Businesses	Total
			For the Year Ended December 31, 2021			
Investment management fees from pooled investment products	$ 134,617	$ 301,581	$ 57,716	$ 134	$ 1,330	$ 495,378
Investment management fees from investment management agreements	2,271	158,181	282,797	—	14,838	458,087
Investment operations fees	1,512	—	—	538,446	—	539,958
Investment processing fees - PaaS	215,473	—	—	—	—	215,473
Investment processing fees - SaaS	113,964	—	1,207	13,792	—	128,963
Professional services fees	22,054	—	—	3,508	—	25,562
Account fees and other	3,679	23,187	2,085	25,277	660	54,888
Total revenues	$ 493,570	$ 482,949	$ 343,805	$ 581,157	$ 16,828	$1,918,309
Primary Geographic Markets:						
United States	$ 315,040	$ 482,949	$ 274,867	$ 539,843	$ 16,828	$1,629,527
United Kingdom	111,900	—	53,888	—	—	165,788
Canada	48,325	—	4,396	—	—	52,721
Ireland	18,305	—	10,151	41,314	—	69,770
Other	—	—	503	—	—	503
Total revenues	$ 493,570	$ 482,949	$ 343,805	$ 581,157	$ 16,828	$1,918,309

Major Product Lines:	Private Banks	Investment Advisors	Institutional Investors	Investment Managers	Investments in New Businesses	Total
			For the Year Ended December 31, 2020			
Investment management fees from pooled investment products	$ 127,883	$ 271,627	$ 53,283	$ 637	$ 1,411	$ 454,841
Investment management fees from investment management agreements	1,470	115,887	262,709	—	12,105	392,171
Investment operations fees	1,804	—	—	447,517	—	449,321
Investment processing fees - PaaS	184,711	—	—	—	—	184,711
Investment processing fees - SaaS	113,012	—	—	13,739	—	126,751
Professional services fees	21,594	—	—	5,753	—	27,347
Account fees and other	4,919	20,050	1,635	21,816	496	48,916
Total revenues	$ 455,393	$ 407,564	$ 317,627	$ 489,462	$ 14,012	$1,684,058
Primary Geographic Markets:						
United States	$ 298,708	$ 407,564	$ 250,321	$ 456,547	$ 14,012	$1,427,152
United Kingdom	97,896	—	51,292	—	—	149,188
Canada	41,762	—	5,610	—	—	47,372
Ireland	17,027	—	9,850	32,915	—	59,792
Other	—	—	554	—	—	554
Total revenues	$ 455,393	$ 407,564	$ 317,627	$ 489,462	$ 14,012	$1,684,058

Investment management fees from pooled investment products - Revenues associated with clients' assets invested in Company-sponsored pooled investment products. Contractual fees are stated as a percentage of the market value of assets under management and collected on a monthly basis. Revenues are recognized in Asset management, administration and distribution fees on the accompanying Consolidated Statements of Operations.

Investment management fees from investment management agreements - Revenues based on assets of clients of the Institutional Investors segment primarily invested in Company-sponsored products. Each client is charged an investment management fee that is stated as a percentage of the market value of all assets under management. The client is billed directly on a quarterly basis. Revenues are recognized in Asset management, administration and distribution fees on the accompanying Consolidated Statements of Operations.

Revenues associated with the separately managed account program offered through registered investment advisors located throughout the United States. The contractual fee is stated as a percentage of the market value of all assets invested in the separately managed account and collected on a quarterly basis. Revenues are recognized in Asset management, administration and distribution fees on the accompanying Consolidated Statements of Operations.

Investment operations fees - Revenues earned from accounting and administrative services, distribution support services and regulatory and compliance services to investment management firms and family offices. The Company contracts directly with the investment management firm or family office. The contractual fees are stated as a percentage of net assets under administration and billed when asset valuations are finalized. Revenues are recognized in Asset management, administration and distribution fees on the accompanying Consolidated Statements of Operations.

Investment processing fees - Platform as a Service - Revenues associated with clients that outsource their entire investment operation and back-office processing functions. Through the use of the Company's proprietary platforms, the Company assumes all back-office investment processing services including investment processing, custody and safekeeping of assets, income collections, securities settlement and other related trust activities. The contractual fee is based on a monthly fee plus additional fees determined on a per-account or per-transaction basis. Contractual fees can also be stated as a percentage of the value of assets processed on the Company's platforms each month as long as the fee is in excess of a monthly contractual minimum. The client is billed directly on a monthly basis. Revenues are recognized in Information processing and software servicing fees on the accompanying Consolidated Statements of Operations.

Investment processing fees - Software as a Service - Revenues associated with clients of the Private Banks segment for application software services. Clients retain responsibility for all investment operations, client administration and other back-office trust operations. The contractual fee is based on a monthly fee plus additional fees determined on a per-account or per-transaction basis. The client is billed directly on a monthly basis.

Revenues associated with clients of the Investment Managers segment processed on the Archway Platform[SM] are fees for hosted technology services to family offices and financial institutions. The Archway Platform is an integrated technology platform used for investment, operations, accounting and client reporting by these institutions. The contractual fee is based on a monthly subscription fee to access the Archway Platform along with additional fees on a per transaction basis.

Revenues associated with clients of the Institutional Investors segment processed on the SEI Novus[SM] portfolio intelligence tool are fees for data management, performance measurement, reporting, and risk analytics. The contractual fee is based on a fixed fee to access SEI Novus and includes fees for integration of historical fund data and custom reporting.

All revenues from investment processing fees are recognized in Information processing and software servicing fees on the accompanying Consolidated Statements of Operations.

Professional services fees - Revenues associated with the business services migration for investment processing clients of the Private Banks segment and investment operations clients of the Investment Managers segment. In addition, Professional services include other services such as business transformation consulting. Typically, fees are stated as a contractual fixed fee. The client is billed directly and fees are collected according to the terms of the agreement.

Account fees and other - Revenues associated with custody account servicing, account terminations, reimbursements received for out-of-pocket expenses, and other fees for the provision of ancillary services.

Note 17 – Leases

The Company has operating leases for corporate facilities and equipment. The Company's expense related to leases during 2022, 2021 and 2020 was $10,328, $11,190 and $9,711, respectively, and is included in Facilities, supplies and other costs on the accompanying Consolidated Statements of Operations. During 2022 and 2021 , the Company incurred variable lease costs of $906 and $2,110, respectively included in total expense related to leases. There were no material variable lease costs during 2020.

The Company's future minimum lease payments under non-cancelable leases as of December 31, 2022 are as follows:

Year	Future Minimum Lease Payment
2023	$ 10,678
2024	7,974
2025	5,408
2026	4,010
2027	2,147
Thereafter	181
Total future minimum lease payments	30,398
Less: Imputed interest	(1,268)
Total	$ 29,130

The following table provides supplemental Consolidated Balance Sheet information related to the Company's leases:

	2022	2021
Current portion of long-term operating lease liabilities	$ 10,344	$ 11,328
Long-term operating lease liabilities	18,786	27,639
Total operating lease liabilities	$ 29,130	$ 38,967
Weighted average remaining lease term	3.9 years	4.6 years
Weighted average discount rate	2.37 %	2.26 %

The following table provides supplemental cash flow information related to the Company's leases:

	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities	$ 10,982	$ 10,132	$ 10,361
Right-of-use assets obtained in exchange for lease obligations	$ 1,571	$ 3,778	$ 3,272

As of December 31, 2022, the Company had $771 in additional lease commitments for leases that have not commenced.

Schedule II - Valuation and Qualifying Accounts and Reserves

SEI Investments Company
and Subsidiaries

(In thousands)

Year Ended December 31,

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	(Deductions)	Balance at End of Year
Allowance for doubtful accounts:					
2022	$ 1,602	$ —	$ —	$ (701)	$ 901
2021	1,100	502	—	—	1,602
2020	1,201	—	—	(101)	1,100
Deferred income tax valuation allowance:					
2022	$ 63,799	$ —	$ —	$ (18,703)	$ 45,096
2021	68,776	—	—	(4,977)	63,799
2020	70,731	—	—	(1,955)	68,776

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act), as of the end of the period covered by this report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of the end of the period covered by this annual report to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework (2013)*, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting occurred during the quarter ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Identification of Directors

Information with respect to the members of the Board of Directors of the Company is set forth under the caption "Election of Directors" in the Company's definitive proxy statement to be filed pursuant to Regulation 14A, which information is incorporated herein by reference.

Identification of Executive Officers

The Board of Directors of the Company has determined that the Company's executive officers within the meaning of Rule 3b-7 promulgated under the Securities Exchange Act of 1934, as amended, are as follows:

ALFRED P. WEST, JR., 80, has been the Executive Chairman of our Board of Directors since June 2022. Prior to June 2022, Mr. West served as our Chief Executive Officer since we were founded in 1968. Additionally, Mr. West also served as our President from June 1979 to August 1990.

RYAN P. HICKE, 45, has been an employee since May 1998, and our Chief Executive Officer since June 2022. Prior to his appointment as our Chief Executive Officer, Mr. Hicke was one of our Executive Vice Presidents from November 2018 until June 2022. Mr. Hicke served as our Chief Information Officer from November 2018 to June 2022, and was a Senior Vice President from 2015 until November 2018.

KATHY C. HEILIG, 64, has been an employee since November 1987, and has served as our Chief Accounting Officer and Controller since May 1999. Ms. Heilig was our Treasurer from May 1997 to May 2005.

PHILIP N. MCCABE, 60, has been an employee since February 1989, and one of our Executive Vice Presidents since March 2022. Mr. McCabe was a Senior Vice President from January 2016 until March 2022.

DENNIS J. MCGONIGLE, 62, has been an employee since August 1985 and has served as our Chief Financial Officer since December 2002, as well as one of our Executive Vice Presidents since July 1996. Mr. McGonigle was a Senior Vice President from May 1995 until July 1996.

MICHAEL N. PETERSON, 56, has been one of our Executive Vice Presidents and has served as our General Counsel since June 2018. Prior to February 2018, Mr. Peterson was a partner of Morgan, Lewis & Bockius LLP, a law firm, and from February 2018 until May 2018, Mr. Peterson was a partner of Reed Smith LLP, a law firm.

SANJAY K. SHARMA, 53, has been one of our Executive Vice Presidents since June 2022. Mr. Sharma was a Senior Vice President from August 2008 until June 2022.

WAYNE M. WITHROW, 67, has been an employee since January 1990, and one of our Executive Vice Presidents since March 2000. Mr. Withrow was a Senior Vice President from January 1994 until March 2000. Mr. Withrow served as our Chief Information Officer from March 2000 to May 2002.

Section 16(a) Beneficial Ownership Reporting Compliance

Information with respect to the Section 16(a) compliance of the directors and executive officers of the Company is set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive proxy statement to be filed pursuant to Regulation 14A, which information is incorporated herein by reference.

Code of Conduct

The Company has adopted a Code of Conduct applicable to all of its employees, including its executive officers, as well as a Code of Ethics for Senior Financial Officers. The Code of Conduct and the Code of Ethics for Senior Financial Officers is posted on our website, www.seic.com under the Investors relations/Governance section.

Item 11. Executive Compensation.

Information required by this item is set forth under the caption "Executive Compensation" in the Company's definitive proxy statement to be filed pursuant to Regulation 14A, which information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information required by this item is set forth under the caption "Ownership of Shares" in the Company's definitive proxy statement to be filed pursuant to Regulation 14A, which information is incorporated herein by reference.

The following table provides information regarding the aggregate number of securities to be issued under all of our equity compensation plans upon exercise of outstanding options, stock units, warrants, and other rights and their weighted-average exercise price as of December 31, 2022. Material features of each of the plans reflected in the table are described below.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted –average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	19,236,616	$ 56.64	10,353,612
Equity compensation plans not approved by security holders	—	—	—
Total	19,236,616	$ 56.64	10,353,612

The 2014 Omnibus Equity Compensation Plan:

On March 19, 2014, the Board of Directors adopted the 2014 Omnibus Equity Compensation Plan (the 2014 Plan), and the Company's shareholders approved the adoption of the 2014 Plan on May 21, 2014 (the Effective Date). The 2014 Plan replaced the 2007 Equity Compensation Plan (the 2007 Plan). The 2007 Plan has been merged with and into the 2014 Plan as of the Effective Date. Outstanding grants under the 2007 Plan will continue according to the terms in effect before the plan merger, but the outstanding shares with respect to those outstanding grants will be issued or transferred under the 2014 Plan. No additional grants shall be made after the Effective Date under the 2007 Plan.

The 2014 Plan provides for grants of stock options (incentive stock options and nonqualified stock options), restricted stock units, stock awards, stock appreciation rights (SARs), dividend equivalents and other stock-based awards to all employees (including employees who are also directors) of the Company or its subsidiaries, consultants who perform valuable services to the Company or its subsidiaries and members of the Board of Directors who are not employees of the Company. The Company has only granted nonqualified stock options and stock units under the 2014 Plan.

The 2014 Plan is administered and interpreted by the Compensation Committee (the Committee) or another committee appointed by our Board of Directors; however, the Board of Directors or its delegate will administer and interpret all grants under the 2014 Plan to non-employee directors. The Committee has the authority to (i) determine the individuals to whom grants will be made under the 2014 Plan, (ii) determine the type, size and terms and conditions of the grants, (iii) determine the time when grants will be made and the duration of any applicable exercise or restriction period, including the criteria for exercisability and the acceleration of exercisability, (iv) amend the terms and conditions of any previously issued grant, and (v) deal with any other matters arising under the 2014 Plan.

Options granted under the 2014 Plan may be "incentive stock options," which are intended to qualify within the meaning of Section 422 of the Internal Revenue Code, and "nonqualified stock options" which are not intended to so qualify. Options are granted under the 2014 Plan with an exercise price equal to or greater than the fair market value of the Company's common stock on the date of grant and the term of which may not exceed ten years from the date of grant. The vesting period for options commences on the date of grant, or upon the achievement of such vesting requirements, and ends on such date as is determined in each case by the Committee, in its sole discretion, which is specified in the grant agreement. Options may be exercised only while the participant is actively employed by or actively providing service to the Company unless the Committee provides for a period after such employment or service in which the option may be exercised. The Committee may only grant incentive stock options to employees of the Company or its subsidiaries.

The Committee may grant SARs to anyone eligible to participate in the 2014 Plan. Upon exercise of a SAR, the participant will receive an amount equal to the excess of the fair market value of the Company's common stock on the date of exercise over the base amount set forth in the grant agreement. Such payment to the participant will be in cash, in shares of common stock, or in a combination of cash and shares of common stock as determined by the Committee. The Committee will determine the period when SARs vest and become exercisable, the base amount of the SARs, and whether SARs will be granted in connection with, or independently of, any options. SARs may be exercised only while the participant is actively employed by or actively providing service to the Company unless the Committee provides for a period after such employment or service in which the option may be exercised.

The Committee may grant stock units to anyone eligible to participate in the 2014 Plan. A stock unit is a phantom unit that represents the right to receive a share of common stock or an amount based on the value of a share of the Company's common stock. The Committee will determine the number of stock units that a participant will receive and the terms and conditions applicable to such stock units as specified in the grant agreement. The Committee may grant stock units that are payable at the end of a specified vesting period or if specified performance goals or other conditions are met, or under other circumstances. Such payment to the participant will be in cash, in shares of common stock, or in a combination of cash and shares of common stock. The Committee will determine the period and conditions when stock units vest. The Committee will determine in the grant agreement under what circumstances a participant may retain stock units if after employment or service with the Company prior to the vesting of any stock units and the circumstances under which a participant will forfeit stock units.

The Committee may grant dividend equivalents in connection with stock units, under such terms and conditions the Committee deems appropriate. Dividend equivalents may be paid as and when the underlying stock units are paid, or may be deferred. The dividend equivalent amount with respect to a stock unit is determined by multiplying the number of shares of the Company's common stock subject to the stock unit by the per share cash dividend, or the per share fair market value for non-cash dividends, paid by the Company with respect to a dividend record date. Dividend equivalents may be accrued as a cash obligation, or may be converted to additional stock units, and deferred dividend equivalents may accrue interest, all as determined by the Committee. The Company may provide that dividend equivalents are payable based on the achievement of specific performance goals. Dividend equivalents may be paid in cash, shares of common stock, or in a combination of the two, as determined by the Committee.

The Committee may grant stock awards to anyone eligible to participate in the 2014 Plan. A stock award is a grant of shares of the Company's common stock, which may be subject to restrictions. The Committee will determine whether a stock award will be granted, the number of shares that will be subject to such award, when and how restrictions, if any, will lapse, and whether a purchase price must be paid for the shares subject to the award. The Committee will determine the period and conditions when stock awards vest. The Committee will determine in the grant agreement under what circumstances a participant may retain stock awards if after employment or service with the Company prior to the vesting of any stock awards and the circumstances under which a participant will forfeit stock awards.

For each share of common stock that is actually issued or transferred pursuant to a grant, other than a stock option or SAR, and which is settled by the issuance of common stock, will count as three shares against the share limits. Each share of common stock that is actually issued or transferred pursuant to a stock option or SAR will count as one share against the share limits. If and to the extent grants under the 2014 Plan (including stock options granted under the 2007 Plan) terminate, expire, or are canceled, forfeited, exchanged, or surrendered without having been exercised, the shares subject to such grants will again be available for purposes of the 2014 Plan, taking into account the ratios described above.

If there is any change in the number or kind of shares of common stock outstanding by reason of a stock dividend, spin-off, recapitalization, stock split, or combination or exchange of shares, by reason of a merger, reorganization or consolidation, by reason of a recapitalization or change in par value or by reason of any other extraordinary or unusual event affecting the outstanding common stock as a class without the Company's receipt of consideration, or if the value of outstanding shares of common stock is substantially reduced as a result of a spin-off or the Company's payment of an extraordinary dividend or distribution, the maximum number of shares of common stock available for issuance under the 2014 Plan, the maximum number of shares of common stock which any individual may receive pursuant to grants in any year, the kind and number of shares covered by outstanding grants, the kind and number of shares issued and to be issued under the 2014 Plan, and the price per share or the applicable market value of such grants shall be appropriately adjusted by the Committee, in such manner as the Committee deems appropriate, to reflect any increase or decrease in the number of, or change in the kind or value of, the issued shares of common stock to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under the 2014 Plan and such outstanding grants.

Unless otherwise set forth in the grant agreement, with respect to stock options, stock units, stock awards, stock appreciation rights or other stock based awards, if (a) a change of control occurs and (b) during the period commencing on the date of the change of control and ending on the date that is 24 months following the change of control, the participant's employment or service is terminated (i) by the Company or its subsidiaries without "cause" (as defined in the 2014 Plan), (ii) by the participant for "good reason" (as defined in the 2014 Plan), (iii) by the Company or its subsidiaries on account of the participant's Disability (as defined in the 2014 Plan), or (iv) on account of the participant's death, then all outstanding stock options and stock appreciation rights will vest and become exercisable and all other outstanding grants will vest and all restrictions pertaining to such other grants will lapse and have no further effect.

The Board of Directors may amend or terminate the 2014 Plan at any time, subject to shareholder approval. No grants may be issued under the 2014 Plan after May 20, 2024.

As of December 31, 2022, options to acquire 18,770,000 shares were outstanding under the 2014 Plan, out of a total of 46,934,334 shares of common stock reserved for issuance under the 2014 Plan. The 2014 Plan authorizes the issuance of an additional 30,000,000 new shares of common stock. This is in addition to 16,235,712 shares of common stock which were subject to outstanding grants under the 2007 Plan as of the Effective Date and 698,622 shares of common stock which remained available for issuance or transfer under the 2007 Plan but not subject to previously exercised, vested or paid grants as of the Effective Date. A total of 12,977,981 shares of common stock remain available for issuance under the 2014 Plan for future grants.

The 2007 Equity Compensation Plan:

On April 3, 2007, the Board of Directors adopted the 2007 Equity Compensation Plan (the 2007 Plan), and the Company's shareholders approved the adoption of the 2007 Plan on May 23, 2007. The 2007 Plan provided for grants of stock options (incentive stock options and nonqualified stock options) and stock appreciation rights (SARs) to all employees (including employees who are also directors) of the Company or its subsidiaries, consultants who perform valuable services to the Company or its subsidiaries and members of the Board of Directors who are not employees of the Company. The Company did not grant any incentive stock options or stock appreciation rights under the 2007 Plan.

The 2007 Plan has been merged with and into the 2014 Plan as of May 21, 2014. Outstanding grants under the 2007 Plan will continue according to the terms in effect before the plan merger, but the outstanding shares with respect to those outstanding grants will be issued or transferred under the 2014 Plan. No additional grants shall be made after May 21, 2014 under the 2007 Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information required by this item is set forth under the captions "Election of Directors," "Executive Compensation," and "Director Compensation" in the Company's definitive proxy statement to be filed pursuant to Regulation 14A, which information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

Information required by this item is set forth under the caption "Ratification or Appointment of Independent Public Accountants" in the Company's definitive proxy statement to be filed pursuant to Regulation 14A, which information is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

1 and 2. <u>Financial Statements and Financial Statement Schedules</u>. The following is a list of the Consolidated Financial Statements of the Company and its subsidiaries and supplementary data filed as part of Item 8 hereof:

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets — December 31, 2022 and 2021

Consolidated Statements of Operations — For the years ended December 31, 2022, 2021 and 2020

Consolidated Statements of Comprehensive Income — For the years ended December 31, 2022, 2021 and 2020

Consolidated Statements of Changes in Equity — For the years ended December 31, 2022, 2021 and 2020

Consolidated Statements of Cash Flows — For the years ended December 31, 2022, 2021 and 2020

Notes to Consolidated Financial Statements

Schedule II - Valuation and Qualifying Accounts and Reserves — For the years ended December 31, 2022, 2021 and 2020

All other schedules are omitted because they are not applicable, or not required, or because the required information is included in the Consolidated Financial Statements or notes thereto.

3. <u>Exhibits, Including Those Incorporated by Reference</u>. The exhibits to this Report are listed on the accompanying index to exhibits and are incorporated herein by reference or are filed as part of this Annual Report on Form 10-K.

Item 16. Form 10-K Summary.

None.

EXHIBIT INDEX

The following is a list of exhibits filed as part of this annual report on Form 10-K. For exhibits incorporated by reference, the location of the exhibit in the previous filing is indicated in parentheses.

3.1	(P)	Articles of Incorporation of the Registrant as amended on January 21, 1983. (Incorporated by reference to exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1982.)
3.1.2	(P)	Amendment to Articles of Incorporation of the Registrant, dated May 21, 1992. (Incorporated by reference to exhibit 3.1.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1992.)
3.1.3	(P)	Amendment to Articles of Incorporation of the Registrant, dated May 26, 1994. (Incorporated by reference to exhibit 3.1.3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.)
3.1.4	(P)	Amendment to Articles of Incorporation of the Registrant, dated November 21, 1996. (Incorporated by reference to exhibit 3.1.4 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.)
3.1.5		Amendment to Articles of Incorporation of the Registrant, dated February 14, 2001. (Incorporated by reference to exhibit 3.1.5 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000.)
3.2		Amended and Restated By-Laws. (Incorporated by reference to exhibit 99.3 to the Registrant's Current Report on Form 8-K dated March 31, 2022.)
4.2		Statement with Respect to Shares of a Domestic Corporation amending the designations of Series A Junior Participating Preferred Shares as a series of the Series Preferred Stock of the Company, dated January 6, 2009. (Incorporated by reference to exhibit 3.1 to the Registrant's Current Report on Form 8-K dated January 6, 2009.)
		Note: Exhibits 10.1 through 10.13 constitute the management contracts and executive compensatory plans or arrangements in which certain of the directors and executive officers of the Registrant participate.
10.1		2014 Omnibus Equity Compensation Plan Restricted Stock Unit Agreement. (Incorporated by reference to exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022.)
10.2	*	2014 Omnibus Equity Compensation Plan Stock Option Grant Agreement.
10.4		1998 Equity Compensation Plan, Amended and Restated as of April 8, 2003. (Incorporated by reference to exhibit 99.1 to the Registrant's Registration Statement on Form S-8 (No. 333-111224) filed December 16, 2003.)
10.4.1		Amendment 2006-1 to the 1998 Equity Compensation Plan, Amended and Restated as of April 8, 2003. (Incorporated by reference to exhibit 10.4.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.)
10.5		Employee Stock Purchase Plan as Amended and Restated on May 20, 2008. (Incorporated by reference to the Registrant's Current Report on Form 8-K dated May 20, 2008.)
10.6		SEI Capital Accumulation Plan. (Incorporated by reference to exhibit 99(e) to the Registrant's Registration Statement on Form S-8 (No. 333-41343) filed December 2, 1997.)
10.10		2007 Equity Compensation Plan. (Incorporated by reference to exhibit 10.10 to the Registrant's Current Report on Form 8-K dated April 11, 2007.)
10.11		2014 Omnibus Equity Compensation Plan. (Incorporated by reference to exhibit 10.11 to the Registrant's Current Report on Form 8-K dated May 21, 2014.)
10.12		Employment Agreement, dated May 2, 2018, between Michael N. Peterson and the Registrant. (Incorporated by reference to exhibit 10.12 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2018.)

10.13		Employment Agreement, dated March 31, 2022, between Ryan Hicke and the Registrant. (Incorporated by reference to exhibit 99.1 to the Registrant's Current Report on Form 8-K dated March 31, 2022.)
10.22		Credit Facility, dated January 14, 2003 between Royal Bank of Canada and SEI Investments Canada Company, a subsidiary of SEI Investments Company. (Incorporated by reference to exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.)
10.22.1		First Amendment, dated June 15, 2005 to Credit Facility, dated January 14, 2003 between Royal Bank of Canada and SEI Investments Canada Company, a subsidiary of SEI Investments Company. (Incorporated by reference to exhibit 10.22.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.)
10.22.2		Second Amendment, dated February 20, 2006 to Credit Facility, dated January 14, 2003 between Royal Bank of Canada and SEI Investments Canada Company, a subsidiary of SEI Investments Company. (Incorporated by reference to exhibit 10.22.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.)
10.27		Credit Agreement, dated as of April 23, 2021 among SEI Investments Company, the Lenders, U.S. Bank National Association, as Syndication Agent, Bank of America, N.A., Citizens Bank, N.A., Manufacturers and Traders Trust Company and Regions Bank, as Documentation Agents, and Wells Fargo Bank, National Association, as Administrative Agent (Incorporated by reference to exhibit 10.27 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021.)
14		Code of Ethics for Senior Financial Officers. (Incorporated by reference to exhibit 14 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003.)
21	*	Subsidiaries of the Registrant.
23.1	*	Consent of KPMG LLP.
23.2	*	Consent of KPMG LLP relating to the financial statements of LSV Asset Management.
31.1	*	Rule 13a-15(e)/15d-15(e) Certification of Principal Executive Officer.
31.2	*	Rule 13a-15(e)/15d-15(e) Certification of Principal Financial Officer.
32	*	Section 1350 Certifications.
99.10		Financial Statements of LSV Asset Management dated December 31, 2019 and 2018. (Incorporated by reference to exhibit 99.10 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2019.)
99.11		Financial Statements of LSV Asset Management dated December 31, 2020 and 2019. (Incorporated by reference to exhibit 99.11 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2020.)
99.12		Financial Statements of LSV Asset Management dated December 31, 2021 and 2020. (Incorporated by reference to exhibit 99.12 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.)
99.13	*	Financial Statements of LSV Asset Management dated December 31, 2022 and 2021.
101.INS		XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	*	XBRL Taxonomy Extension Schema Document
101.CAL	*	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	*	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	*	XBRL Taxonomy Extension Definition Linkbase Document

*   Filed herewith as an exhibit to this Annual Report on Form 10-K.

(P)   Paper exhibit.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEI INVESTMENTS COMPANY

Date: February 21, 2023   By: /s/ Dennis J. McGonigle
         Dennis J. McGonigle
         Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on dates indicated.

Date: February 21, 2023   By: /s/ Alfred P. West, Jr.
         Alfred P. West, Jr.
         Executive Chairman of the Board and Director

Date: February 21, 2023   By: /s/ Ryan P. Hicke
         Ryan P. Hicke
         Chief Executive Officer and Director

Date: February 21, 2023   By: /s/ Carmen V. Romeo
         Carmen V. Romeo
         Director

Date: February 21, 2023   By: /s/ William M. Doran
         William M. Doran
         Director

Date: February 21, 2023   By: /s/ Kathryn M. McCarthy
         Kathryn M. McCarthy
         Director

Date: February 21, 2023   By: /s/ Carl A. Guarino
         Carl A. Guarino
         Director

Date: February 21, 2023   By: /s/ Jonathan A. Brassington
         Jonathan A. Brassington
         Director

EXHIBIT 31.1

CERTIFICATIONS

I, Ryan P. Hicke, certify that:

1. I have reviewed this Annual Report on Form 10-K of SEI Investments Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2023

            /s/ Ryan P. Hicke

            Ryan P. Hicke
            Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS

I, Dennis J. McGonigle, certify that:

1. I have reviewed this Annual Report on Form 10-K of SEI Investments Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

  a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

  c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

  d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

  a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

  b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2023

/s/ Dennis J. McGonigle
Dennis J. McGonigle
Chief Financial Officer

EXHIBIT 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Ryan P. Hicke, Chief Executive Officer, and I, Dennis J. McGonigle, Chief Financial Officer, of SEI Investments Company, a Pennsylvania corporation (the "Company"), hereby certify that, to my knowledge:

(1) The Company's Annual Report on Form 10-K for the year ended December 31, 2022 (the "Form 10-K") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 21, 2023   Date: February 21, 2023

/s/ Ryan P. Hicke   /s/ Dennis J. McGonigle

Ryan P. Hicke   Dennis J. McGonigle
Chief Executive Officer   Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

SEI Investments Company

NASDAQ: SEIC

Corporate Headquarters

1 Freedom Valley Drive, P.O. Box 1100
Oaks, PA 19456-1100

+ 1 610-676-1000

Shareholder Assistance

Contact your investment advisor regarding positions held in your accounts with their firms.

For questions about positions registered in your name, contact:

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219

+1 800-937-5449

Additional Information

We maintain a website at seic.com and make available free of charge through the Investor Relations section of this website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the rules and regulations of the Securities and Exchange Commission. In some cases you can identify forward-looking statements by the words "may," "will," "expect," "plan," "believe" and "continue" or "appear." Our forward-looking statements include discussions about future opportunities, benefits, solutions, platforms, operations, strategies and financial results, including:

- the future challenges resulting from the market uncertainty in 2022,

- the degree to which we are able to use our competitive strengths to our advantage,

- the growth opportunities for us in the current business environment,

- whether aligning our investment talent with our go-to-market strategy positions us to challenge traditional thinking,

increases our speed to market, or enables us to deliver the combined power of our investment solutions, technology, and data intelligence,

- if we have solidified our Private Banking business' foundation for growth,

- the opportunities for enterprise growth for our global private banking and wealth management markets and solution expansion in data and artificial intelligence applications within these markets,

- if investing in the development of our workforce ensures that we are building the expertise and growing future leaders that add value and deliver for our clients,

- our ability to forecast the needs of our clients and the opportunities that we may derive from these forecasted needs,

- the focus of our strategic plan and the degree to which we will execute against our strategic plan, and

- the drivers of our future success.

You should not place undue reliance on our forward-looking statements as they are based on the current beliefs and expectations of our management and subject to significant risks and uncertainties many of which are beyond our control or are subject to change. Although we believe the assumptions upon which we base our forward-looking statements are reasonable, they could be inaccurate. Some of the risks and important factors that could cause actual results to differ from those described in our forward-looking statements can be found in the "Risk Factors" section of our Annual Report on Form 10–K for the year ended December 31, 2022, filed with the Securities and Exchange Commission and available on our website at **seic.com/investor-relations** and on the Securities and Exchange Commission's website (**sec.gov**). There may be additional risks that we do not presently know or that we currently believe are immaterial which could also cause actual results to differ from those contained in our forward-looking statements. We do not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.



1 Freedom Valley Drive
P.O. Box 1100
Oaks, PA 19456
610-676-1000

seic.com





SEI® delivers technology and investment solutions that connect the financial services industry. With capabilities across investment processing, operations, and asset management, SEI works with corporations, financial institutions and professionals, and ultra-high-net-worth families to solve problems, manage change, and help protect assets—for growth today and in the future.

230280.01 04/23